UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 333-11470

SUNDAY Communications Limited
(Exact name of Registrant as specified in its charter)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___       No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SUNDAY COMMUNICATIONS LIMITED

INDEX TO EXHIBITS

Exhibits

1.	Circular dated November 7, 2006 regarding a (1) very substantial disposal and connected transaction; and (2) voluntary withdrawal of listing and proposed distribution.

2.	Forms of Proxy for use at the extraordinary general meeting to be held on November 30, 2006.

3.	Voting Instruction Card for ADR holders.

4.	Announcement dated November 6, 2006.

5.	Notice of extraordinary general meeting dated November 7, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY COMMUNICATIONS
LIMITED

Date:	November 8, 2006	By:	/s/ Alexander Anthony Arena

			Name:	Alexander Anthony Arena
			Title:	Chairman

Exhibit 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SUNDAY Communications Limited, you should at once hand this Circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

SUNDAY Communications Limited (Incorporated in the Cayman Islands with limited liability) (Stock Code: 0866)

(1)	VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

(2)	VOLUNTARY WITHDRAWAL OF LISTING AND PROPOSED DISTRIBUTION

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders of SUNDAY Communications Limited

A letter from the board of directors of SUNDAY Communications Limited is set out on pages 9 to 26 of this Circular. A letter from the Independent Board Committee (as defined herein) containing its advice to the Independent Shareholders (as defined herein) is set out on pages 27 and 28 of this Circular. A letter from ING Bank N.V., the independent financial adviser to the Independent Board Committee and the Independent Shareholders, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 29 to 44 this Circular.

A notice convening an extraordinary general meeting (“EGM”) of the Company to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong at 3:00 p.m. on Thursday, 30 November 2006 is set out on pages 176 to 179 of this Circular. A form of proxy for use at the EGM is enclosed. Whether or not you intend to attend and vote at the EGM or any adjourned meeting in person, you are requested to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon and to lodge it with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

7 November 2006

EXPECTED TIMETABLE

     If the conditions applicable to the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal are all fulfilled, the following details the expected timetable to implement such proposals:

Hong Kong time
(unless otherwise stated)

Latest time for receipt by the Depositary of completed
Voting Instruction Cards from ADS Holders (Notes 1 and 2)	5:00 p.m. (New York time) on
Wednesday, 22 November 2006

Latest time for lodging transfers of Shares to qualify
for attending and voting at the EGM (Note 2)	4:00 p.m. on
Monday, 27 November 2006

Register of members closed for determination of
Shareholders entitled to attend and vote at the EGM	Tuesday, 28 November 2006 to
Thursday, 30 November 2006
(both days inclusive)

Latest time for lodging the form of proxy for the EGM (Note 3)	3:00 p.m. on
Tuesday, 28 November 2006

Suspension of dealings in the Shares	9:30 a.m. on Thursday, 30 November 2006

EGM	3:00 p.m. on Thursday, 30 November 2006

The Board conditionally declares the Proposed Distribution
and fixes the record date for the Proposed Distribution	Thursday, 30 November 2006

Announcement of results of the EGM and the
proposed withdrawal of the listing of the Shares
on the Stock Exchange, conditional declaration of
the Proposed Distribution by the Board and the
record date for the Proposed Distribution, along with
notice of intent to delist and to suspend trading in the ADSs, to be published in The Standard (in English) and the
Hong Kong Economic Times (in Chinese), via press release
in the United States and on the Company’s website	Friday, 1 December 2006

The Company notifies the NASDAQ Global Market of its
intent to delist and to suspend trading in the ADSs	Friday, 1 December 2006

Resumption of dealings in the Shares	9:30 a.m. on
Friday, 1 December 2006

EXPECTED TIMETABLE

Completion of the Sale (Note 4)	Monday, 4 December 2006

Form 25 to delist the ADSs from the NASDAQ Global Market
filed with the SEC and provided to the NASDAQ Global Market	Monday, 11 December 2006

Last day of dealings in the Shares on the Stock Exchange (Note 5)	4:00 p.m. on
Tuesday, 12 December 2006

Last day of dealings in the ADSs on the NASDAQ Global Market	5:00 a.m. on
Tuesday, 12 December 2006

Suspension of trading in the ADSs	10:30 p.m. on
Tuesday, 12 December 2006

Latest time for lodging transfers of Shares to qualify
for entitlements for the Proposed Distribution	4:00 p.m. on
Friday, 15 December 2006

Record date for the Proposed Distribution (Notes 5 and 6)	4:00 p.m. on
Friday, 15 December 2006

Withdrawal of listing of the Shares on the
Stock Exchange effective	9:30 a.m. on
Monday, 18 December 2006

Announcement of the withdrawal of the listing of the Shares
on the Stock Exchange to be published in The Standard
(in English) and the Hong Kong Economic Times (in Chinese)	Monday, 18 December 2006

Effective date on which the Company is de-registered in the
Cayman Islands and continued as a BVI
business company in the BVI	Wednesday, 20 December 2006

Withdrawal of the ADSs from listing on the NASDAQ
Global Market	10:30 p.m. on
Thursday, 21 December 2006

Cheques for cash payments and payments through CCASS
pursuant to the Proposed Distribution to be despatched to
the Independent Shareholders on or before (Note 5)	Friday, 29 December 2006

Shareholders resolution passed to wind up the Company	Wednesday, 3 January 2007

Form 15 filed with the SEC to deregister the Shares	the date on which
the Company is wound up

EXPECTED TIMETABLE

The Shares are deregistered under the Exchange Act	90 days after the date on which the Company is wound up

Notes:

1.	Voting Instruction Cards should be returned to the Depositary in accordance with the instructions on the Voting Instruction Card as soon as possible and in any event no later than 5:00 p.m. (New York time) on Wednesday, 22 November 2006. If an ADS Holder does not return the Voting Instruction Card by this time, the Shares underlying his or her ADSs will not be voted at the EGM.

2.	ADS Holders who wish to surrender their ADSs, withdraw the underlying Shares and become registered holders of the Shares should contact the Depositary at (001) (212) 815 2783.

3.	The form of proxy should be lodged, by hand or by post, with Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and in any event no later than the time and date stated above. In order to be valid, the form of proxy for the EGM must be lodged no later than the time and date stated above. Completion and return of the form of proxy for the EGM will not preclude a Shareholder from attending the EGM and voting in person. In such event, the returned form of proxy will be deemed to have been revoked.

4.	Assuming the requisite approval is obtained at the EGM, it is the Board’s intention to proceed to accept the Offer immediately following the EGM. The Company, the Purchaser and PCCW would then enter into the Sale and Purchase Agreement as soon as practicable and proceed to completion of the Sale.

5.	There are three business days between (i) the last day of dealings in the Shares on the Stock Exchange and (ii) the record date for the Proposed Distribution, in order to allow sufficient time for clearing and settlement of dealings in the Shares on the last day of trading to enable purchasers of the Shares on the last day of trading to qualify for the Proposed Distribution.

6.	The Proposed Distribution will not be made if the Sale is not completed or if the listing of the Shares on the Stock Exchange is not withdrawn or the De-registration and Continuance is not completed.

7.	All references in this Circular to times and dates are references to Hong Kong times and dates, other than references to the latest time for receipt by the Depositary of completed Voting Instruction Cards from ADS Holders, which is New York time. New York time is 12 hours behind Hong Kong time.

     Shareholders and potential investors should be aware that completion of the Sale and implementation of the Proposed Distribution and the Withdrawal Proposal are subject to the relevant conditions applicable to them as set out in the letter from the Board on pages 9 to 26 of this Circular being fulfilled and thus the Sale may or may not be completed and the Proposed Distribution and the Withdrawal Proposal may or may not become effective. For this reason, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

     Shareholders should also note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any such change.

DEFINITIONS

     In this Circular, the following terms and expressions shall (unless the context otherwise requires) have the following meanings:

“ADSs”	American depositary shares of the Company, evidenced by American depositary receipts (“ADRs”), each ADS representing 100 Shares;

“ADS Holder(s)” “Aggregate Consideration”

holder of ADSs;

an aggregate amount of HK$1,943,500,000, comprising the Promissory Note in the amount of HK$1,542,000,000 and cash in the amount of HK$401,500,000, being the aggregate consideration payable by PCCW (or a subsidiary designated by it under the Offer Letter as purchaser of the Sale Shares) for the Sale Shares in accordance with the terms of the Offer Letter;

“associate(s)” “BC Act”	has the meaning ascribed to it under the Listing Rules; the BVI Business Companies Act, 2004 (as amended from time to time);

“Board” “BVI” “BVI Registrar” “Cayman Registrar” “CCASS”

the board of Directors of the Company;

British Virgin Islands;

the Registrar of Corporate Affairs in the BVI;

the Registrar of Companies in the Cayman Islands;

the Central Clearing and Settlement System established and operated by HKSCC;

“CCASS Participant”	the person(s) admitted by HKSCC as a Participant (as defined in the General Rules of CCASS, as amended, issued by HKSCC);

“Companies Law”	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands;

“Company”	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Stock Exchange and the ADSs of which are quoted on the NASDAQ Global Market in the US;

“Completion”	completion of the Sale in accordance with the Offer Letter and the Sale and Purchase Agreement;

DEFINITIONS

“Deposit Agreement”	Deposit Agreement, dated as of 15 March 2000, as amended, among the Company, the Depositary and each owner and holder from time to time of ADRs issued thereunder;

“Depositary”	The Bank of New York, as depositary under the Deposit Agreement;

“De-registration and Continuance”	the change of domicile of the Company from the Cayman Islands to the BVI by way of de-registration in the Cayman Islands and continuation as a BVI business company under the laws of the BVI;

“Directors” “EGM”

the directors of the Company;

the extraordinary general meeting of the Company to be held at 3:00 p.m. on Thursday, 30 November 2006, to consider and, if thought fit, approve the Offer, the Sale, the Proposed Distribution and, the Withdrawal Proposal and the De- Registration and Continuance, the notice of which is set out on pages 176 to 179 of this Circular, and any adjournment thereof, such meeting to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong;

“Exchange Act” “Existing Memorandum and Articles” “HIBOR” “HK$” or “HK dollars” “HKSCC” “Hong Kong” “Independent Board Committee”

the Securities Exchange Act of 1934, as amended;

the existing memorandum and articles of association of the Company;

Hong Kong Interbank Offered Rate;

Hong Kong dollar(s), the lawful currency of Hong Kong;

Hong Kong Securities Clearing Company Limited;

the Hong Kong Special Administrative Region of the PRC;

the independent committee of the Board established by the Company as required by Rules 14A.21, 6.14 and 13.39(6) of the Listing Rules and under Article 120 of the Existing Memorandum and Articles of Association, to consider the Offer, the Sale and the Withdrawal Proposal and to opine as to whether the terms of the Offer, the Sale and the Withdrawal Proposal are fair and reasonable and in the interests of the Company and its Shareholders as a whole, such independent committee of the Board comprising the Independent Directors;

DEFINITIONS

“Independent Directors”	Messrs. John William Crawford, Henry Michael Pearson Miles and Robert John Richard Owen, being all the independent non-executive directors of the Company;

“Independent Financial Adviser”	ING Bank N.V., the independent financial adviser appointed by the Company under Rules 14A.21, 6.14 and 13.39(6) of the Listing Rules to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Offer, the Sale and the Withdrawal Proposal are fair and reasonable and in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the EGM in relation to the Sale and the Withdrawal Proposal;

“Independent Shareholder(s)”	Shareholder(s) other than PCCW Mobile and its associates;

“Last Trading Date”	the estimated last day of dealings in the Shares on the Stock Exchange if the requisite conditions to the Withdrawal Proposal are fulfilled, being Tuesday, 12 December 2006;

“Latest Practicable Date”	31 October 2006, being the latest practicable date prior to the printing of this Circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Mandarin”	Mandarin Communications Limited, a company incorporated in Hong Kong and an indirect wholly owned subsidiary of the Company as at the Latest Practicable Date;

“New Memorandum and Articles”	the new memorandum and articles of association of the Company in compliance with the laws of the BVI which are proposed to be conditionally adopted by the Company at the EGM;

“Offer”	the offer from PCCW to purchase the Sale Shares, on the terms of the Offer Letter;

“Offer Letter”	a letter dated 25 September 2006 from PCCW to the Company in respect of the Sale, as supplemented by letters dated 27 September 2006 and 19 October 2006 from the Company to PCCW, and further letters dated 27 September 2006 and 19 October 2006 from PCCW to the Company;

“PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange;

DEFINITIONS

“PCCW Group”	PCCW and its subsidiaries, but excluding the SUNDAY Group;

“PCCW Mobile”	PCCW Mobile Holding No. 2 Limited, an indirect wholly owned subsidiary of PCCW incorporated in the BVI which owns 2,372,672,256 Shares, representing approximately 79.35% of the issued share capital of the Company as at the Latest Practicable Date;

“PRC” “Promissory Note”

the People’s Republic of China;

a promissory note in the amount of HK$1,542,000,000 to be issued by PCCW and which will be assigned to the Company as part of the Aggregate Consideration for the Sale in accordance with the Offer Letter and the Sale and Purchase Agreement;

“Proposed Distribution”

the proposed distribution by the Company of all of the proceeds of the Sale, to be satisfied by the distribution of the Promissory Note in the amount of HK$1,542,000,000 to PCCW Mobile and the distribution of an amount of HK$401,500,000 in cash to the Independent Shareholders, which is equivalent to a cash distribution to the Independent Shareholders of HK$0.65 per Share;

“Purchaser”	CAS Holding No. 2 Limited, a company incorporated in the BVI and an indirect wholly owned subsidiary of PCCW as at the Latest Practicable Date;

“Remaining Group” “Sale”

the SUNDAY Group excluding the Sale Companies;

the purchase by the Purchaser, as designated by PCCW, and the sale by the Company, of the Sale Shares in accordance with the terms of the Offer Letter and the Sale and Purchase Agreement;

“Sale and Purchase Agreement”

the conditional sale and purchase agreement between PCCW, the Purchaser and the Company in relation to the sale and purchase of the Sale Shares to be entered into after the EGM if the Sale is approved by the Independent Shareholders at the EGM and the Board accepts the Offer;

“Sale Companies”	collectively, SUNDAY Holdings, Mandarin, SUNDAY 3G Holdings (Hong Kong) Corporation, SUNDAY 3G, SUNDAY China, SUNDAY Communications Services (Shenzhen) Limited and SUNDAY IP;

“Sale Shares”	the entire issued share capital of SUNDAY Holdings;

DEFINITIONS

“SEC” “SFO”	the United States Securities and Exchange Commission; the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Share(s)” “Shareholder(s)” “Stock Exchange” “SUNDAY 3G”

share(s) of HK$0.10 each in the share capital of the Company;

holder(s) of the Shares;

The Stock Exchange of Hong Kong Limited;

SUNDAY 3G (Hong Kong) Limited, a company incorporated in Hong Kong and an indirect wholly owned subsidiary of the Company as at the Latest Practicable Date;

“SUNDAY China”	SUNDAY Holdings (China) Corporation, a company incorporated in the BVI and a direct wholly owned subsidiary of the Company as at the Latest Practicable Date;

“SUNDAY Group” “SUNDAY Holdings”	the Company and its subsidiaries; SUNDAY Holdings (Hong Kong) Corporation, a company incorporated in the BVI and a direct wholly owned subsidiary of the Company as at the Latest Practicable Date;

“SUNDAY IP”	SUNDAY IP Limited, a company incorporated in the BVI and an indirect wholly owned subsidiary of the Company as at the Latest Practicable Date;

“US” “US$” or “US dollars” “Voting Instruction Card”	the United States of America; United States dollar(s), the lawful currency of the US; the voting instruction card in respect of ADSs to be used by ADS Holders; and

“Withdrawal Proposal”	the proposal to withdraw the listing of the Shares on the Stock Exchange as detailed in the letter from the Board section of this Circular headed “Withdrawal Proposal”.

LETTER FROM THE BOARD

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

Executive Directors:	Registered office:
Alexander Anthony Arena (Chairman)	Cricket Square
Chan Kee Sun, Tom	Hutchins Drive
Chan Wing Wa	P.O. Box 2681
Chow Ding Man	Grand Cayman KY1-1111
Hui Hon Hing, Susanna	Cayman Islands

Independent Non-executive Directors:	Principal place of business
John William Crawford	in Hong Kong:
Henry Michael Pearson Miles	39th Floor, PCCW Tower
Robert John Richard Owen	TaiKoo Place
979 King’s Road
Quarry Bay, Hong Kong

7 November 2006

To the Shareholders

Dear Sir or Madam,

(1) VERY SUBSTANTIAL DISPOSAL AND
CONNECTED TRANSACTION

(2) VOLUNTARY WITHDRAWAL OF LISTING AND
PROPOSED DISTRIBUTION

INTRODUCTION

     We refer to the Company’s announcement dated 3 October 2006 which describes the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal.

LETTER FROM THE BOARD

     The purpose of this Circular is to provide Shareholders with further details of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal and to convene the EGM at which resolutions will be proposed to consider and, if thought fit, approve such transactions. The notice convening the EGM is set out on pages 176 to 179 of this Circular. This Circular also sets out:

(a)	on pages 27 and 28, a separate letter containing the recommendation from the Independent Board Committee to the Independent Shareholders as to whether the terms of the Offer, the Sale and the Withdrawal Proposal are fair and reasonable and whether the Offer, the Sale and the Withdrawal Proposal are in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote at the EGM; and

(b)	on pages 29 to 44, a separate letter from the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Offer, the Sale and the Withdrawal Proposal are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote at the EGM.

     The attention of the Independent Shareholders is specifically drawn to those letters of advice.

THE OFFER

     On 25 September 2006, the Company received from PCCW an offer letter offering to purchase, either itself or through its subsidiaries, the entire issued share capital of SUNDAY Holdings, a wholly owned subsidiary of the Company.

     It is a condition precedent to completion of the sale and purchase of SUNDAY Holdings contemplated by the Offer Letter that an internal group reorganisation first be implemented, on completion of which SUNDAY Holdings would be the holding company of:

(a)	Mandarin and SUNDAY 3G, which are the SUNDAY Group’s operating subsidiaries respectively providing 2G and 3G telecommunications services;

(b)	SUNDAY IP, which holds all of the intellectual property rights required by Mandarin and SUNDAY 3G for those businesses; and

(c)	SUNDAY China, which is the holding company for the SUNDAY Group’s back office operations located in the PRC.

     Accordingly, the sale and purchase contemplated by the Offer Letter is a sale of substantially all the operating businesses and assets of the SUNDAY Group. Following completion of the sale and purchase contemplated by the Offer Letter, SUNDAY Holdings and its then subsidiaries will no longer constitute subsidiaries of the Company and the SUNDAY Group’s remaining subsidiaries would be non-operating or dormant subsidiaries which are insignificant in value.

LETTER FROM THE BOARD

PARTICULARS OF THE OFFER LETTER

Parties

Vendor:	the Company

Purchaser:	PCCW. However, PCCW has the right to designate any of its subsidiaries as purchaser of any of the Sale Companies or to require any of the Sale Companies to be transferred to or held by any of its subsidiaries, provided that PCCW shall remain the issuer of the Promissory Note.

Aggregate Consideration

     The Aggregate Consideration for the Sale Shares offered by PCCW under the Offer Letter would amount to HK$1,943,500,000 to be settled partly in cash as to HK$401,500,000 and partly by the Promissory Note in the principal amount of HK$1,542,000,000 to be issued by PCCW. The Offer Letter acknowledges that Mandarin would be sold subject to an aggregate amount of indebtedness owed by Mandarin to the PCCW Group on completion of the Sale. As at 30 June 2006, the aggregate amount of such indebtedness was approximately HK$1,403,780,000 and would be increased by any additional advances made by the PCCW Group to Mandarin after 30 June 2006 and prior to completion of the Sale.

     The Promissory Note would be non-interest bearing for the first six months following the date of issue of the Promissory Note by PCCW, which would be on the date of Completion. For the period of twelve months thereafter, the Promissory Note would bear interest on the basis of annual interest periods at the rate which is equal to HIBOR prevailing at or around the commencement of the relevant interest period. For the remainder of the term of the Promissory Note, it would bear interest on the basis of annual interest periods at the rate which is equal to HIBOR plus 1% prevailing at or around the commencement of the relevant interest period. The Promissory Note would be repayable on demand made by not less than 3 months prior written notice at any time following the third anniversary of the date of issue of the Promissory Note or in any event on the fifth anniversary of the date of issue of the Promissory Note if no demand has been made prior to such date.

     The Aggregate Consideration proposed under the Offer Letter was arrived at on normal commercial terms having regard to the value of the Company’s businesses as reflected in the recently traded prices of the Shares.

Definitive Documentation

     The Offer Letter contemplates that, if the Offer is accepted by the Company, detailed transaction documents would be entered into setting out the detailed terms of the Sale, including customary representations and warranties, in terms to be agreed between PCCW and the Company (with each acting reasonably in this regard). The terms of the detailed transaction documents which have been

LETTER FROM THE BOARD

agreed for this purpose between PCCW and the Company are described below in the section of this letter from the Board headed “Agreed Form of the Sale and Purchase Agreement”. The Sale and Purchase Agreement will only be entered into after the EGM and assuming that the Sale has been approved by the Independent Shareholders at the EGM and that the Board has accepted the Offer.

Conditions of the Sale contemplated by the Offer Letter

     The Offer Letter contemplates that the Sale would be conditional upon the fulfillment or waiver, as applicable, of the following conditions:

(a)	implementation of an internal group reorganisation, on completion of which SUNDAY Holdings would be the holding company of Mandarin, SUNDAY 3G Holdings (Hong Kong) Corporation, SUNDAY 3G, SUNDAY China, SUNDAY Communications Services (Shenzhen) Limited and SUNDAY IP and would have no other interests in any other subsidiaries, companies or other entities;

(b)	approval of the Sale as a very substantial disposal for the Company under Chapter 14 of the Listing Rules and as a connected transaction for the Company under Chapter 14A of the Listing Rules, in accordance with the requirements of Chapter 14 and Chapter 14A, respectively. Those requirements include the approval of the Sale by a resolution of the Independent Shareholders, passed at the EGM by a simple majority of the Shares held by those Independent Shareholders attending and voting at the EGM; and

(c)	the Sale not being subject to any approvals under the Listing Rules other than those specified in paragraph (b) above.

     In relation to paragraph (a) above, the principal activities of Mandarin, SUNDAY 3G, SUNDAY IP and SUNDAY China are described above. SUNDAY 3G Holdings (Hong Kong) Corporation is the intermediate holding company of SUNDAY 3G. SUNDAY Communications Services (Shenzhen) Limited is the operating company providing the SUNDAY Group’s back office operations located in the PRC and is a subsidiary of SUNDAY China.

AMENDMENTS TO THE TERMS OF THE OFFER REQUESTED BY THE COMPANY AND AGREED TO BY PCCW

     Acceptance of the Offer and completion of the Sale would result in the Company selling substantially all of its operating businesses and assets and effectively amounts to a decision to exit the highly competitive mobile telecommunications sector in Hong Kong. Having regard to the strategic importance of such a decision, the Board wishes to ascertain the views of the Independent Shareholders at the EGM, before making a decision as to whether or not to accept the Offer. Accordingly, in a letter to PCCW dated 27 September 2006, the Company requested that PCCW leave the Offer open for acceptance for a lengthy fixed period, sufficient to allow the Company to convene the EGM and ascertain the views of the Independent Shareholders at the EGM before deciding whether

LETTER FROM THE BOARD

or not to accept the Offer. The Company also requested that PCCW agree not to withdraw or otherwise amend the Offer prior to the expiry of that period. By a letter of the same date, PCCW agreed to leave the Offer open for acceptance at any time up to 31 December 2006 and not to withdraw or vary the terms of the Offer in any way prior to that date.

     By a letter dated 19 October 2006, the Company requested that the terms of the Promissory Note originally proposed in the Offer Letter be amended such that Promissory Note is payable in full on the fifth anniversary of the date of its issue, whether or not a demand has been made under the Promissory Note prior to that date. PCCW agreed to the Company’s request in a letter of the same date.

AGREED FORM OF THE SALE AND PURCHASE AGREEMENT

     If the Sale is approved by the Independent Shareholders at the EGM and the Offer is accepted by the Company, a detailed Sale and Purchase Agreement would be entered into by the Company, PCCW and the Purchaser as soon as practicable after the EGM and substantially in the terms described below in this section.

Parties

Vendor	:	the Company

Purchaser	:	CAS Holding No. 2 Limited

Guarantor for the Purchaser	:	PCCW

     If the Offer is accepted, PCCW would, in accordance with the terms of the Offer Letter, designate CAS Holding No. 2 Limited, an indirect wholly owned subsidiary of PCCW, as the purchaser of the Sale Shares. The Promissory Note to be issued by PCCW would be assigned to CAS Holding No. 2 Limited as the purchaser and then on completion of the Sale under the Sale and Purchase Agreement would be assigned by the Purchaser to the Company.

Sale and Purchase of the Sale Shares

     The Purchaser conditionally agrees to purchase and the Company conditionally agrees to sell the Sale Shares, representing the entire issued share capital of SUNDAY Holdings, for the Aggregate Consideration payable on the date of completion of the Sale under the Sale and Purchase Agreement.

     The Sale and Purchase Agreement provides for the Sale Shares to be acquired free from any interest or equity of any person (including any right to acquire option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or other security agreement or arrangement and together with all rights that attach (or may in the future attach) to them including in particular the rights to receive all dividends and distributions declared, made or paid on or after the date of the Sale and Purchase Agreement.

LETTER FROM THE BOARD

Consideration

     The Aggregate Consideration would be paid under the Sale and Purchase Agreement by the Purchaser on completion of the Sale and Purchase Agreement. The Aggregate Consideration is anticipated to be settled from the internal resources of the Purchaser.

Conditions Precedent

     Completion of the sale and purchase of the Sale Shares under the Sale and Purchase Agreement would be subject to the group reorganisation contemplated by the Offer Letter and described above having been completed and there being no material breach of the representations and warranties set out in the Sale and Purchase Agreement prior to completion of the Sale and Purchase Agreement.

Completion

     Subject to the conditions precedent referred to above having been fulfilled or waived by the Purchaser, completion of the sale and purchase of the Sale Shares under the Sale and Purchase Agreement will take place on a date to be agreed by the parties.

THE BOARD’S PROPOSAL FOR CONSIDERING THE OFFER

     The Board has carefully considered the terms of the Offer set out in the Offer Letter. Having observed the likely technology trends and developments in other markets, the Board considers that continuing the Company’s existing business as a stand alone 2G and 3G mobile telecommunications services provider is unlikely to create shareholder value in the short or medium term equivalent to that which can now be achieved by accepting the Offer. Accordingly, noting that the Aggregate Consideration represents a significant premium over the Company’s share price on 25 September 2006 (being the last trading day prior to the suspension of trading in the Shares pending the announcement of the Company of the proposed transactions described in this Circular dated 3 October 2006), the Board (including the Independent Directors) considers that the terms of the Offer and the Sale are fair and reasonable and that acceptance of the Offer would be in the best interests of the Company and its Shareholders as a whole. The views of the Independent Board Committee and the Independent Financial Adviser are set out on pages 27 to 44 of this Circular.

     Having said that, acceptance of the Offer would result in the Company selling substantially all of its operating businesses and assets and taking a strategic decision to exit the highly competitive mobile telecommunications sector in Hong Kong and will have a material impact on the earnings, assets and liabilities of the Company. Shareholders are referred to Appendix IV (Unaudited pro forma financial information of the Remaining Group) of this Circular for details of such impact. In view of the strategic importance of a decision to accept the Offer, the Board will ascertain the views of the Independent Shareholders in relation to the possibility of accepting the Offer and the proposals for dealing with the potential sale proceeds outlined below, before deciding whether or not to accept the Offer. The EGM is convened by the Board to consider the proposals described in this Circular and ascertain the views of the Independent Shareholders in relation to each of those proposals before deciding whether or not to accept the Offer. The EGM will be a general meeting of Shareholders convened in accordance with the requirements of Chapters 14 and 14A of the Listing Rules and the

LETTER FROM THE BOARD

resolutions to be proposed at the EGM will, if passed, constitute the independent shareholders’ approvals required under the Listing Rules in order to complete the Sale and implement the Proposed Distribution, the Withdrawal Proposal and the other transactions contemplated by this Circular. The legally binding Offer Letter and the Sale and Purchase Agreement resulting from acceptance of the Offer would not be subject to further Independent Shareholders’ approval.

LISTING RULES IMPLICATIONS OF THE OFFER AND THE SALE

     PCCW Mobile, a wholly owned subsidiary of PCCW, holds approximately 79.35% of the issued share capital of the Company. PCCW is, therefore, a connected person of the Company. Under Rule 14A.13(1)(a) of the Listing Rules, acceptance of the Offer and the Sale would constitute a connected transaction for the Company. In addition, each of the applicable percentage ratios (as defined in the Listing Rules) in respect of the Aggregate Consideration is more than 75%. Accordingly, the Sale would also constitute a very substantial disposal for the Company under Rule 14.06(4) of the Listing Rules. The Sale is, therefore, subject to the disclosure, reporting and shareholders’ approval requirements of Rules 14A.13, 14.48 and 14.49 of the Listing Rules. The EGM is convened to consider, among other things, acceptance of the Offer and the Sale. PCCW Mobile and its associates will abstain from voting at the EGM in respect of the resolution to be proposed to approve acceptance of the Offer and completion of the Sale.

     The Independent Board Committee, comprising all of the Independent Directors, has been established to advise the Independent Shareholders in connection with the acceptance of the Offer and the Sale. ING Bank N.V. has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in connection with acceptance of the Offer and the Sale.

PROPOSALS FOR DEALING WITH THE SALE PROCEEDS WHICH WOULD BE RECEIVED IF THE OFFER IS ACCEPTED AND THE SALE IS COMPLETED

Proposed Distribution

     The Board has carefully considered whether or not the sale proceeds which would be received if the Offer is accepted and the Sale is completed should be reinvested in the mobile telecommunications sector or other businesses. Given the very limited scale of the Company’s operations, the increasing trends for consolidation and mergers in the mobile telecommunications sector and the increasing competitiveness of telecommunications businesses generally, the Board considers that, if the Sale proceeds, it would be in the best interests of the Shareholders to return the Sale proceeds to the Shareholders and allow Shareholders to make their own individual decisions as to how those Sale proceeds should be invested. In terms of investing in other businesses, the Board believes that investments in alternative sectors would take a substantial time to develop and grow into profitable revenue streams, which may or may not deliver increased Shareholders’ returns. Accordingly, having regard to the uncertainties involved in developing new businesses, the Board is reinforced in its view that it would be in the best interests of the Shareholders to return the Sale proceeds received following acceptance of the Offer and completion of the Sale to the Shareholders.

LETTER FROM THE BOARD

     Accordingly, if the Offer is accepted by the Company, the Board proposes to declare a distribution in favour of the Shareholders of the entire amount of the Sale proceeds received as a result of accepting the Offer and completing the Sale. Pursuant to the Proposed Distribution, the Promissory Note in the amount of HK$1,542,000,000 would be distributed to PCCW Mobile and an amount of HK$401,500,000 in cash would be distributed to the Independent Shareholders. The amount of the Promissory Note is equivalent to 79.34% of the total amount of the Proposed Distribution while the amount of cash proposed to be distributed to the Independent Shareholders is equivalent to 20.66% of the total amount of the Proposed Distribution. This would result in the Independent Shareholders receiving HK$0.65 per Share in cash pursuant to the Proposed Distribution.

     The Proposed Distribution of a cash amount representing HK$0.65 per Share to the Independent Shareholders represents:

  a premium of approximately 22.6% over the closing price of HK$0.53 per Share as quoted on the Stock Exchange on 25 September 2006 (being the last trading day prior to the suspension of trading in the Shares pending the announcement of the proposed transactions described in this Circular);

  a premium of approximately 21.7% over the average closing price of about HK$0.534 per Share based on the daily closing prices as quoted on the Stock Exchange over the 5 trading days up to and including 25 September 2006 (being the last trading day prior to the suspension of trading in the Shares pending the announcement of the proposed transactions described in this Circular);

  a premium of approximately 21.5% over the average closing price of about HK$0.535 per Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including 25 September 2006 (being the last trading day prior to the suspension of trading in the Shares pending the announcement of the proposed transactions described in this Circular);

  a premium of approximately 19.3% over the average closing price of about HK$0.545 per Share based on the daily closing prices as quoted on the Stock Exchange over the 120 trading days up to and including 25 September 2006 (being the last trading day prior to the suspension of trading in the Shares pending the announcement of the proposed transactions described in this Circular);

  a premium of approximately 282% to the audited consolidated net asset value per Share of about HK$0.17 as at 31 December 2005; and

  a premium of approximately 713% to the audited consolidated net asset value per Share of about HK$0.08 as at 30 June 2006.

     As at the Latest Practicable Date, there were 2,990,000,000 Shares in issue and the Independent Shareholders were interested in 617,327,744 Shares, representing approximately 20.65% of the issued share capital of the Company.

LETTER FROM THE BOARD

Conditions of the Proposed Distribution

     The Proposed Distribution would be conditional upon the fulfillment of the following conditions:

(a)	acceptance of the Offer and completion of the Sale having occurred;

(b)	the conditions of the Withdrawal Proposal set out below having been fulfilled and the listing of the Shares having been withdrawn from the Stock Exchange; and

(c)	the Proposed Distribution having been approved at the EGM by a special resolution of Shareholders, being a resolution passed by not less than three-fourths of the votes cast by such Shareholders as, being entitled so to do, vote in person or by proxy at the EGM.

     All Shareholders, including PCCW Mobile, are permitted to vote at the EGM in respect of the resolution relating to the Proposed Distribution. PCCW Mobile has confirmed that it will vote in favour of the relevant resolution in relation to the Proposed Distribution at the EGM.

     In order to make the Proposed Distribution in the aggregate amount referred to above, the special resolution approving the Proposed Distribution will also include a resolution whereby the Company is de-registered in the Cayman Islands and continued as a company in the BVI under the BC Act. Further details in respect of such de-registration and continuance are set out in the section of this letter from the Board headed “Details of the De-registration and Continuance” below.

     If the resolutions approving the Withdrawal Proposal and the Proposed Distribution are both passed at the EGM, the Board intends to declare the Proposed Distribution immediately following the EGM. The Proposed Distribution would be declared on a conditional basis, subject to the listing of the Shares having been withdrawn from the Stock Exchange and the De-registration and Continuance having been completed. The record date for the Proposed Distribution is anticipated to be Friday, 15 December 2006 and the Proposed Distribution would be paid within 14 days of that date.

     In relation to Shares held in CCASS, arrangements have been made with HKSCC for the Proposed Distribution to be paid to the Independent Shareholders through CCASS in accordance with the CCASS operating procedures. In relation to Shares which are not held in CCASS, cheques in respect of entitlements to the Proposed Distribution will be posted to the registered Shareholder (or, in the case of joint holders, to the holder whose name appears first in the register of members) by ordinary post at the risk of the relevant Shareholder to its address appearing in the register of members.

Payment of the Proposed Distribution to the ADS Holders

     If the Proposed Distribution is made, the Depositary (as the registered holder of the Shares underlying the ADSs) will receive an amount in HK dollars equal to that payable in respect of all Shares held by the Depositary. Once the Depositary has received the funds and converted the funds to US dollars, ADS Holders in accordance with the terms of the Deposit Agreement, will receive their net pro rata portion of the Proposed Distribution from the Depositary.

LETTER FROM THE BOARD

Withdrawal Proposal

     If the Company accepts the Offer, the Company would be taking a decision to exit the highly competitive mobile telecommunications sector in Hong Kong, participation in which was the principal reason for the SUNDAY Group being established and obtaining a listing on the Stock Exchange. Having regard to the fact that the Board considers that it would be in the best interests of the Shareholders to return the sale proceeds which would be received if the Offer is accepted and the Sale is completed to the Shareholders, rather than seek to reinvest them in other businesses (whether telecommunications related or otherwise), the Board is proposing that, in conjunction with and as a condition precedent to, the Proposed Distribution, the Independent Shareholders consider approving a voluntary withdrawal of the listing of the Shares on the Stock Exchange.

     A voluntary withdrawal of the listing of the Shares would require the approval of the Independent Shareholders in accordance with the requirements of Rule 6.12 of the Listing Rules (which are summarized below under the heading “Conditions of the Withdrawal Proposal”) and compliance with the other provisions of Rule 6.12. In this regard, the Proposed Distribution is considered by the Company to be a “reasonable cash alternative or other reasonable alternative” offered to the Independent Shareholders in compliance with Rule 6.12 (4) of the Listing Rules. The Board will not proceed to effect the withdrawal of the listing of the Shares on the Stock Exchange unless the Proposed Distribution will be paid to the Shareholders at substantially the same time (being a period not exceeding 14 days thereafter).

     The Independent Board Committee will also advise the Independent Shareholders in connection with the Withdrawal Proposal. Similarly, ING Bank N.V. will, in its capacity as the Independent Financial Adviser, advise the Independent Board Committee and the Independent Shareholders in connection with the Withdrawal Proposal.

Conditions of the Withdrawal Proposal

     The Withdrawal Proposal would become effective and binding on the Company and all Shareholders subject to the approval of the Withdrawal Proposal (by way of poll) by Independent Shareholders representing at least 75% of the votes attaching to the Shares held by Independent Shareholders voting either in person or by proxy at the EGM in respect of the resolution relating to the Withdrawal Proposal, provided that the number of votes cast against the resolution for the Withdrawal Proposal at the EGM is not more than 10% of the votes attaching to the Shares held by Independent Shareholders permitted to vote in person or by proxy at the EGM in respect of the resolution relating to the Withdrawal Proposal. The Withdrawal Proposal is also subject to the resolution approving the Sale having been passed at the EGM.

     All of the Independent Shareholders are permitted to vote at the EGM in respect of the resolution relating to the Withdrawal Proposal. The listing of the Shares will not be withdrawn and the Proposed Distribution will not be made if the Withdrawal Proposal is not approved at the EGM. PCCW Mobile and its associates will abstain from voting at the EGM in respect of the resolution to be proposed to approve the Withdrawal Proposal.

LETTER FROM THE BOARD

     The Company will apply to the Stock Exchange to withdraw the listing of the Shares from the Stock Exchange under Rule 6.12 of the Listing Rules. That application is subject to the Stock Exchange being satisfied with compliance with applicable Listing Rules requirements, including Rule 6.12 of the Listing Rules.

     Following the withdrawal of the listing of the Shares on the Stock Exchange and the Proposed Distribution, the Independent Shareholders would have received an amount of HK$0.65 per Share pursuant to the Proposed Distribution but would remain Shareholders in an unlisted company. At that point it is proposed that the Board would resolve to wind up the Company and its remaining subsidiaries as soon as practicable. The Independent Shareholders would be entitled to participate on a pro rata basis in any assets available for distribution to the Shareholders on the winding up of the Company (after any creditors and the costs of the winding up have been paid), but it is not anticipated that any material assets will remain following the Proposed Distribution having been made.

     Following the completion of the winding up of the Company, an announcement will be made advising the Shareholders of their entitlement (if any) in respect of any remaining assets available for distribution to the Shareholders on the winding up of the Company (after any creditors and the costs of the winding up have been paid). In respect of those Shares held by Shareholders through CCASS, arrangements have been made with HKSCC to pay any amounts due to those Shareholders as a result of the winding up of the Company through CCASS in accordance with the CCASS operating procedures. In respect of those Shares held by Shareholders outside CCASS, cheques in respect of any amounts due to the holders of those Shares as a result of winding up of the Company would be despatched to the registered holders of the Shares (or, in the case of joint holders, to the holder whose name appears first in the register of members) on the record date for payment of the relevant amount, by ordinary post at the risk of the relevant Shareholder to the Shareholder’s address appearing in the register of members.

Relationship between acceptance of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal

     Acceptance of the Offer and completion of the Sale will not be conditional on either the Proposed Distribution being approved by the Shareholders or the Withdrawal Proposal being approved by the Independent Shareholders in accordance with the requirements of Rule 6.12 of the Listing Rules. If the Independent Shareholders at the EGM approve the acceptance of the Offer by the Company and the Sale but do not approve the Proposed Distribution and the Withdrawal Proposal, it is the Board’s intention to proceed to accept the Offer and complete the Sale; however, the Board will consider all relevant circumstances at the relevant time, including the implications of the Company becoming a “cash company” for the purposes of Rule 14.82 of the Listing Rules.

     If the Board accepts the Offer and proceeds with the Sale in the absence of the Withdrawal Proposal having been approved by the Independent Shareholders in accordance with the requirements of Rule 6.12 of the Listing Rules, the Company would become a “cash company” for the purposes of Rule 14.82 of the Listing Rules and the Shares would be suspended pending submission of an application to the Stock Exchange to lift the suspension once the Company has a business suitable for listing. Rule 14.82 provides that where for any reason (including immediately after completion of a notifiable transaction or connected transaction) the assets of a listed issuer consist wholly or

LETTER FROM THE BOARD

substantially of cash or short-dated securities, it will not be regarded as suitable for listing and trading in its securities will be suspended. In that eventuality, although the Board considers that it would be in the best interests of the Shareholders to return the Sale proceeds to them and allow Shareholders to take their own independent decisions as to how those proceeds should be invested, the Board would have to actively consider reinvesting the Sale proceeds in a new business sector in one or more investments which would be suitable for listing on the Stock Exchange. Under Rule 14.84 of the Listing Rules, the listed issuer may apply to the Stock Exchange to lift the suspension once it has a business suitable for listing. The Stock Exchange will treat the application for lifting of the suspension as if it were an application for listing from a new applicant. The Stock Exchange reserves the right to cancel the listing if such suspension continues for more than 12 months or in any other case where it considers it necessary.

Details of the De-registration and Continuance

     As referred to above, the Company intends to de-register in the Cayman Islands and continue as a BVI business company in the BVI under the BC Act, in order to facilitate the Proposed Distribution. As a result of the De-registration and Continuance, the Company would cease to be a Cayman Islands company and would become a BVI business company, but without prejudice to the rights, powers, authorities, functions and liabilities or obligations of the Company or any other person. The Company further intends to adopt the New Memorandum and Articles to replace the Existing Memorandum and Articles upon the De-registration and Continuance becoming effective, to comply with relevant laws in the BVI.

     A summary of the differences of certain provisions of Cayman Islands company law and BVI company law is set out in Appendix I to this Circular. A summary of the New Memorandum and Articles and certain differences between the New Memorandum and Articles and the Existing Memorandum and Articles is set out in Appendix II to this Circular.

     The special resolution to be proposed at the EGM to approve the Proposed Distribution will also approve the De-registration and Continuance and the adoption of the New Memorandum and Articles upon the De-registration and Continuance becoming effective. After the passing of the relevant special resolution at the EGM in respect of the Proposed Distribution and upon the withdrawal of listing of the Shares from the Stock Exchange becoming effective, the Company will make an application to the Cayman Registrar to have the Company de-registered from the Cayman Islands and to the BVI Registrar for registration of the Company as a BVI business company in the BVI. The Cayman Registrar is obliged to de-register the Company if the requirements of the Companies Law have been complied with. The Company will file an application for continuance in the BVI with the BVI Registrar together with, inter alia, the New Memorandum and Articles. Upon registration by the BVI Registrar of the continuance and the New Memorandum and Articles adopted by the Company, the BVI Registrar will issue a certificate of continuance and the Company will become a company to which the BC Act and any other laws in the BVI apply as if the Company had been incorporated in the BVI on the date of the registration of the continuance. The certificate of continuance will be deemed to be the certificate of incorporation of the Company. Upon approval by the Cayman Registrar of the application for de-registration, the Cayman Registrar will issue a certificate of de-registration. The

LETTER FROM THE BOARD

Company must then file a copy of the certificate of continuance issued by the BVI Registrar with the Cayman Registrar. It is expected that the De-registration and Continuance will become effective on Wednesday, 20 December 2006, being the date of filing of the applications to the Cayman Registrar and the BVI Registrar in respect of the De-registration and Continuance.

     If the relevant resolutions relating to the Withdrawal Proposal and the Proposed Distribution, which includes the De-registration and Continuance, are not approved by the Shareholders at the EGM, the Proposed Distribution will not proceed.

     Section 227(1) of the Companies Law provides that from the commencement date of the de-registration of a company, the Company shall (1) cease to be a company for all purposes under the Companies Law; and (2) the Company shall continue as a company under the laws of the jurisdiction in which its continuance has been registered provided that it will not operate to create a new legal entity in the relevant jurisdiction.

     Section 183 of the BC Act provides that the continuation of a foreign company does not affect the continuity of the company as a legal entity.

     Having regard to the proposal to wind up the Company and its remaining subsidiaries as soon as practicable following the Proposed Distribution having been made, as referred to above, the Board does not propose to issue new share certificates to the Shareholders following the continuance of the Company in the BVI under the BC Act. However, the existing share certificates would be treated as prima facie evidence of the right of a Shareholder to receive a new share certificate and new share certificates may be issued by the Board if so requested by the Shareholders. Any amounts due to the Shareholders as a result of the winding up of the Company and its subsidiaries would be paid to the Shareholders as described in the section headed “Conditions of the Withdrawal Proposal” above and payment of any such amounts would not require the production of a new share certificate.

REASONS FOR THE SALE

     The sale price proposed by PCCW in the Offer Letter is attractive and, in the opinion of the Board, fully values the Company’s operating businesses as illustrated by the fact that the proposed distribution of cash to the Independent Shareholders represents a significant premium to the Company’s historic share price. Having observed the likely technology trends and developments in other markets, the Board considers that continuing the Company’s existing business as a stand alone 2G and 3G mobile telecommunications services provider is unlikely to create shareholder value in the short or medium term equivalent to that which can now be achieved pursuant to acceptance of the Offer and completion of the Sale. Noting that the Aggregate Consideration represents a significant premium over the Company’s share price at the time of receipt of the Offer Letter, the Board (including the Independent Directors) considers that the terms of the Offer and the Sale are fair and reasonable and that acceptance of the Offer would be in the best interests of the Company and its Shareholders as a whole. The views of the Independent Board Committee and the Independent Financial Adviser are set out on pages 27 to 44 of this Circular.

LETTER FROM THE BOARD

REASONS FOR THE PROPOSED DISTRIBUTION AND THE WITHDRAWAL PROPOSAL

     In relation to the Proposed Distribution and withdrawal of the Company’s listing, the Board has carefully considered whether or not the proceeds of the Sale should be reinvested in the mobile telecommunications sector or other businesses. Given the very limited scale of the Company’s operations, the increasing trends for consolidation and mergers in the mobile telecommunications sector and the increasing competitiveness of telecommunications businesses generally, the Board considers that, if the Sale proceeds, it would be in the best interests of the Shareholders to return substantially all the proceeds of the Sale to the Shareholders.

     Moreover, the Board is of the view that the ability of the Company to take advantage of its listed status to raise funds from equity markets is limited for the foreseeable future and the costs associated with the maintenance of the Company’s listing on the Stock Exchange and registration of the ADSs with the SEC may no longer be warranted. The average daily trading volume during the period of 120 Stock Exchange dealing days prior to the suspension of trading in the Shares on the Stock Exchange on 25 September 2006 was approximately 191,292 Shares (equivalent to HK$104,254 based on the average closing Share price of the same period), representing only 0.006% of the total issued Shares. Furthermore, the Board has considered other investment strategies for the SUNDAY Group to utilise the proceeds of the Sale and believes that such strategies will take a substantial time to develop and grow into profitable revenue streams. Accordingly, in view of the low daily trading volume, limited liquidity in the Shares and risks and uncertainties involved in developing new businesses, the Board is of the view that the Proposed Distribution and the Withdrawal Proposal provide an opportunity for all Independent Shareholders to realise their investment in the Company at a premium to the prevailing market price of the Shares. In the circumstances, the Board has decided to put forward the Proposed Distribution and the Withdrawal Proposal to the Independent Shareholders for their consideration at the EGM.

     Following the payment of the Proposed Distribution and the withdrawal of the listing, the SUNDAY Group will cease conducting business and, as referred to above, it is the Board’s intention that the Company and its remaining subsidiaries be voluntarily wound up.

INFORMATION ON THE SUNDAY GROUP

     The SUNDAY Group is a developer and provider of wireless communications and data services in Hong Kong, and a 3G licence holder. It began commercial operations with GSM 1800 wireless services in 1997 and is also engaged in the provision of 3G services. The Shares are listed on the Stock Exchange and the ADSs on the NASDAQ Global Market in the US. Mandarin and SUNDAY 3G are the main operating subsidiaries of the SUNDAY Group. SUNDAY IP holds all of the intellectual property rights of the SUNDAY Group.

LETTER FROM THE BOARD

     A summary of the audited consolidated financial results of the SUNDAY Group for each of the two years ended 31 December 2004 and 2005 is set out below:

	(Audited)
	For the year
	ended 31 December
	(restated)
	2004	2005
	HK’$000	HK’$000
Turnover	1,158,609	1,159,439
Operating profit (loss)	30,463	(155,838)
Profit (Loss) for the year attributable to shareholders
(before and after taxation and extraordinary items)	4,373	(196,981)

     The audited consolidated net assets of the SUNDAY Group as at 31 December 2004 and 2005 were approximately HK$710 million (restated) and HK$513 million respectively.

     The Sale will result in an estimated gain, before expenses, of approximately HK$1,696 million with reference to the unaudited management accounts of the SUNDAY Group (based on the unaudited management accounts which were prepared on the then existing applicable accounting standards and assuming the completion of the internal group reorganisation) as at 30 June 2006.

PUBLIC FLOAT OF SHARES

     As at the Latest Practicable Date, PCCW Mobile owns in aggregate 2,372,672,256 Shares, representing approximately 79.35% of the issued share capital of the Company and the Independent Shareholders own in aggregate 617,327,744 Shares, representing approximately 20.65% of the issued share capital of the Company. In light of the Sale, the Proposed Distribution and the Withdrawal Proposal, the Company will take no further action in respect of the requirement for the public float of the Shares to be not less than 25% of the issued share capital of the Company under Rule 8.08(1)(a) of the Listing Rules.

UNTRACEABLE SHAREHOLDERS

     It is proposed that a trustee will be appointed to hold on trust the amount of the Proposed Distribution and any payments due to Shareholders upon the winding up of the Company which would be payable to Shareholders who are untraceable. For this purpose, a Shareholder will be deemed to be untraceable if (i) he has no registered address or, (ii) on the last two consecutive occasions on which a distribution has been paid by the Company a cheque payable to such Shareholder either (a) has been sent to such Shareholder and has been returned undelivered or has not been cashed or, (b) has not been sent to such Shareholder because on an earlier occasion a cheque for a distribution so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or (c) this Circular has been sent to such Shareholder and has been returned undelivered. The relevant trustee to be appointed in this regard will hold all monies representing the

LETTER FROM THE BOARD

amount of the Proposed Distribution or other payments due to Shareholders upon the winding up of the Company which would be payable to Shareholders who are untraceable, until the expiration of one month after the date on which the Company is wound up. During such time, any persons entitled thereto may claim such monies from the trustee, notwithstanding the winding up of the Company. On the expiration of the period of one month, the relevant trustee will transfer the balance of the monies held on trust in respect of which claims have not been made (after deduction of any expenses and costs incurred) to any one or more charitable organisations as the trustee in his absolute and sole discretion considers appropriate.

     Shareholders who are untraceable shall have no right to obtain payment in respect of the Proposed Distribution or any payment due to Shareholders upon the winding up of the Company thereafter.

INFORMATION ON THE PCCW GROUP

     The principal activities of the PCCW Group are the provision of local and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in the PRC.

US AND OTHER OVERSEAS SHAREHOLDERS OF THE COMPANY

     The making of the Proposed Distribution and any payments due to Shareholders arising from the winding up of the Company to persons not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable legal and regulatory requirements. It is the responsibility of any overseas Independent Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, and the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

     ADS Holders cannot vote at the EGM directly but may instruct the Depositary to vote pursuant to the terms of the Deposit Agreement. Persons holding ADSs indirectly must rely on the procedures of the bank, broker or financial institution in which such ADSs are held. A Voting Instruction Card is enclosed for this purpose, and must be completed, signed and returned to the Depositary so that the Depositary receives it no later than 5:00 p.m. (New York time) on Wednesday, 22 November 2006. If an ADS Holder does not return the Voting Instruction Card by this time, the Shares underlying his or her ADSs will not be voted at the EGM.

     ADS Holders may also elect to become holders of Shares by surrendering their ADSs and withdrawing the Shares represented by ADSs. Such ADS Holders must pay a fee of US$0.05 per ADS and may incur other fees and expenses, including taxes and governmental charges payable in connection with such surrender and withdrawal. In order to surrender their ADSs and withdraw the underlying Shares, ADS Holders should contact the Depositary at (001) (212) 815 2783.

LETTER FROM THE BOARD

     The Shares are currently registered under the Exchange Act and the ADSs are quoted on the NASDAQ Global Market in the US and trade under the symbol “SDAY”.

     Around the time of and subject to the Withdrawal Proposal becoming effective, the Company will take the appropriate measures to withdraw the ADSs from quotation on the NASDAQ Global Market in the US.

     After the Company is de-registered from the Cayman Islands and continued as a BVI business company, and the Shares are withdrawn from listing on the Stock Exchange, the Board does not propose to issue new share certificates to the Shareholders, but new share certificates may be issued by the Board if so requested by the Shareholders. If the ADS Holders elect to become holders of Shares by surrendering their ADSs and withdrawing the Shares represented by the ADSs, provided the Depositary has received full settlement details (please see List of Settlement Details below) from the Shareholders, and details of share registrar from the Company, the Depositary will instruct its custodian to arrange re-registration of Shares and to request new share certificates from the Company. As a result, it will take the ADS Holders an additional 10 days to receive Shares of the Company. Such ADS Holders must pay a fee of US$0.05 per ADS and may incur other fee and expenses, including taxes and governmental charges payable in connection with such surrender and withdrawal. The List of Settlement Details to be provided to the Depositary are as follows:

1.	Stock name;

2.	Quantity;

3.	Name of the transferee;

4.	Denomination of share certificate;

5.	Confirm if the transfer involves CBO/NCBO; and

6.	Name and address of the contact person for delivery of the new Share certificate after registration.

     After the Company is liquidated, the Shares will be deregistered under the Exchange Act. Upon deregistration of the Shares under the Exchange Act, the Company will no longer be subject to the periodic reporting requirements of the Exchange Act.

NOTICE TO US HOLDERS

     The Offer, Sale, Proposed Distribution and Withdrawal Proposal are subject to shareholders’ approval and disclosure requirements of Hong Kong that are different from those of the US. Any financial statements included in this Circular in respect thereof are prepared in accordance with Hong Kong accounting standards that may not be comparable to the financial statements of US companies.

LETTER FROM THE BOARD

     It may be difficult for ADS Holders to enforce their rights and any claim ADS Holders may have arising under the federal securities laws, since the Company is located in Hong Kong and some or all of its officers and directors may be residents of Hong Kong or other foreign countries. ADS Holders may not be able to sue the Company or its officers or directors in Hong Kong or another foreign court for violations of the US securities laws. It may be difficult to compel the Company or its affiliates to subject themselves to a US court’s judgment.

GENERAL

     Shareholders are advised to read carefully the letter from the Independent Board Committee to the Independent Shareholders and the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders as contained in this Circular before deciding whether or not to vote for or against the resolutions to be proposed at the EGM to approve the proposals set out herein, all of which forms part of this Circular.

     Your attention is also drawn to the additional information set out in the appendices to this Circular.

Yours faithfully,
By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

7 November 2006

To the Independent Shareholders

Dear Sir or Madam,

(1) VERY SUBSTANTIAL DISPOSAL AND
CONNECTED TRANSACTION

(2) VOLUNTARY WITHDRAWAL OF LISTING

     We refer to the circular of even date with this letter issued by the Company (the “Circular”) to the shareholders of the Company of which this letter forms part. Terms defined in the Circular shall have the same meaning in this letter unless the context otherwise requires.

     We have been appointed by the Board as the Independent Board Committee to give a recommendation to the Independent Shareholders in respect of the Offer, the Sale and the Withdrawal Proposal, details of which are set out in the letter from the Board contained in the Circular.

     Having considered the terms of the Offer, the Sale and the Withdrawal Proposal and the advice and opinion of the Independent Financial Adviser in relation thereto as set out on pages 29 to 44 of the Circular, the Independent Board Committee considers that the terms of the Offer, the Sale and the Withdrawal Proposal taken as a whole are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders vote in favour of the resolutions to be proposed at the EGM to approve the (i) Offer and the Sale and (ii) the Withdrawal Proposal.

     Shareholders are reminded that the acceptance of the Offer and completion of the Sale will not be conditional on the Withdrawal Proposal being approved at the EGM. If the Board accepts the Offer and proceeds with the Sale in the absence of the Withdrawal Proposal having been approved by the Independent Shareholders, the Proposed Distribution would not be made, the Company would become a “cash company” and the Shares would be suspended from trading on the Stock Exchange. Once the Company becomes a cash company, there is no certainty that the Company would be able to develop or acquire a business suitable for listing nor that the lifting of the suspension of the listing of the Shares would be approved by the Stock Exchange. Under those circumstances, Independent

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Shareholders would not be able to trade their Shares nor would they be able to access the cash proceeds from the completion of the Sale through the Proposed Distribution which they would otherwise have been able to do had the Withdrawal Proposal, and the Proposed Distribution, been approved.

     The Independent Board Committee draws the attention of the Independent Shareholders to the letter from the Board and to the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, which sets out the considerations and factors taken into account by the Independent Financial Adviser in arriving at its recommendations to the Independent Board Committee and the Independent Shareholders, each as contained in the Circular.

Yours faithfully,
Independent Board Committee

John William Crawford	Henry Michael Pearson Miles
Independent Non-executive Director	Independent Non-executive Director

Robert John Richard Owen
Independent Non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

7 November 2006

To the Independent Board Committee and the Independent Shareholders of
SUNDAY Communications Limited

Dear Sirs,

(1) VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION
(2) VOLUNTARY WITHDRAWAL OF LISTING

INTRODUCTION

     We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Offer, the Sale and the Withdrawal Proposal, the details of which are contained in a circular (the “Circular”) dated 7 November 2006 to the shareholders of the Company, of which this letter forms a part. This letter sets out our evaluation of the terms of the Offer, the Sale and the Withdrawal Proposal and our recommendations thereon, and is prepared for inclusion in the Circular. Unless otherwise defined, all terms defined in the Circular shall have the same meanings herein.

     The Company has received an offer letter from PCCW, its controlling shareholder, offering to purchase the entire issued share capital of SUNDAY Holdings, a wholly owned subsidiary of the Company. The sale and purchase contemplated by the Offer Letter is a sale of substantially all the operating businesses and assets of the SUNDAY Group. If the Offer is accepted by the Company, the Board proposes to declare a distribution in favour of the Shareholders of the entire amount of the Sale proceeds received as a result of the accepting the Offer and completing the Sale. The Board is also proposing that, in conjunction with, and as a condition precedent to, the Proposed Distribution, the Independent Shareholders consider approving a voluntary withdrawal of the listing of the Shares on the Stock Exchange.

     PCCW Mobile, a wholly-owned subsidiary of PCCW, holds approximately 79.35% of the issued share capital of the Company as at the date of the Circular. PCCW is, therefore, a connected person (as defined in the Listing Rules) of the Company. Accordingly, the Sale would constitute a connected transaction for the Company. Furthermore, a voluntary withdrawal of the listing of the Shares would require the approval of the Independent Shareholders in accordance with the requirements of Rule 6.12 of the Listing Rules and compliance with the other provisions of Rule 6.12. As such, the Company will convene the EGM to consider, among other things, acceptance of the Offer and the Sale as well as the Withdrawal Proposal. Voting will be by poll and PCCW Mobile and its associates (as defined under the Listing Rules) will abstain from voting on the resolutions to approve the Offer, the Sale and the Withdrawal Proposal. The EGM will also consider the Proposed Distribution. All Shareholders, including PCCW Mobile, are permitted to vote at the EGM in respect of the resolution relating to the Proposed Distribution.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

     ING Bank N.V. is independent from, and not connected with, the Company or any of its Shareholders, Directors, or chief executive, or any of their respective associates, and is accordingly considered qualified to give independent advice to the Independent Board Committee and the Independent Shareholders in relation to the Offer, the Sale and the Withdrawal Proposal.

     We were neither a party to the negotiations entered into by the Company in relation to the Offer, the Sale or the Withdrawal Proposal, nor were we involved in the deliberations leading up to the decision of the Directors to propose the Offer, the Sale and the Withdrawal Proposal for Independent Shareholder’s consideration. We do not, by this letter, warrant the merits of the Offer, the Sale and the Withdrawal Proposal other than to form an opinion as set out in this letter.

     In formulating our recommendation, we have relied on the statements, information and representations provided by the management of the Company. We have assumed that all such statements, information and representations contained or referred to in the Circular provided by the management of the Company and for which the Directors have collectively and individually accepted full responsibility, are true, accurate, and complete in all material respects at the time they were made and continue to be so at the date hereof.

     We have also relied on our discussions with the Directors and members of the management of the Company regarding the information and representations contained in the Circular. We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the Circular. The Directors have further confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts or representations, the omission of which would make any statement in the Circular, including this letter, misleading in any material respect.

     We consider that we have reviewed sufficient information to reach an informed view and to justify relying on the accuracy of the information contained in the Circular to provide a reasonable basis for our advice. We are not aware of, and have no reason to suspect that, any facts or circumstances, which would render the information provided or the representations made to us untrue, inaccurate or misleading in any material respects, nor do we suspect that any material facts have been omitted or withheld from the information supplied in the Circular. We have not, however, carried out any independent verification of the information provided to us by the Company, or conducted any in-depth investigation into the business and affairs of the SUNDAY Group and their respective associates.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

     In formulating our opinion regarding the terms of the Offer, the Sale and the Withdrawal Proposal, we have considered the following principal factors and reasons:

1. Description of the Offer and the Sale

     On 25 September 2006 the Company received from PCCW, its controlling shareholder, an offer to purchase the entire issued share capital of SUNDAY Holdings, a wholly-owned subsidiary of the Company. The Aggregate Consideration for the Sale Shares proposed under the Offer Letter is HK$1,943,500,000, to be settled partly in cash as to HK$401,500,000 and partly by the Promissory Note in the principal amount of HK$1,542,000,000 to be issued by PCCW and assigned to the Company.

2. The business of the SUNDAY Group

     The SUNDAY Group is a developer and provider of wireless communications and data services in Hong Kong, and a 3G licence holder. It was granted a 2G license in September 1996 to construct and operate a digital PCS network, and began commercial operations in September 1997 with GSM 1800 mobile telephone services. It has established an infrastructure for a 2G business on this basis and offers its mobile subscribers basic airtime, value-added, roaming and international long distance calling services. Since early 2000, the Company has started launching various wireless data services.

     In October 2001, the SUNDAY Group was also granted a mobile carrier license from the Hong Kong Telecommunications Authority, to construct and operate a 3G network. It has been investing extensively to extend its range of services to encompass 3G services ever since. The trials and build-out of the SUNDAY Group’s 3G mobile telecommunications network has been substantially completed.

     The SUNDAY Group has four principal subsidiaries operating its businesses and holding intellectual property rights: Mandarin and SUNDAY 3G are the SUNDAY Group’s operating subsidiaries respectively providing 2G and 3G telecommunications services; SUNDAY IP holds all of the intellectual property rights required by Mandarin and SUNDAY 3G for those businesses; and SUNDAY Communications Services (Shenzhen) Limited supports the SUNDAY Group’s back office operations located in the PRC. The Company holds these subsidiaries through various intermediate investment holding companies including SUNDAY Holdings, SUNDAY 3G Holdings (Hong Kong) Corporation and SUNDAY China.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3. Strategic decision to exit the mobile telecommunications sector in Hong Kong

     The Offer Letter contemplates that the Sale of SUNDAY Holdings would be conditional upon the fulfilment or waiver, among others, of the implementation of an internal group reorganisation, upon completion of which SUNDAY Holdings will be the holding company of Mandarin, SUNDAY 3G Holdings (Hong Kong) Corporation, SUNDAY 3G, SUNDAY China, SUNDAY Communications Services (Shenzhen) Limited and SUNDAY IP. Accordingly, the sale and purchase contemplated by the Offer Letter is a sale of substantially all the operating businesses and assets of the SUNDAY Group. Following the completion of the sale and purchase contemplated by the Offer Letter, the SUNDAY Group’s remaining subsidiaries would be non-operating or dormant companies, which means that if the Company accepts the Offer, it will be taking a strategic decision to exit the highly competitive mobile telecommunications sector in Hong Kong.

     The number of cellular subscribers in Hong Kong has already exceeded its population, making it one of the most highly penetrated cellular markets in the world. According to cellular subscriber statistics released by the Office of Telecommunications Authority of Hong Kong, as at the end of June 2006, the number of cellular subscribers reached 8,913,957 representing 127.4% of the total population in Hong Kong (“cellular penetration rate”). Whilst this is in part due to multiple subscription accounts and temporary prepaid accounts of international visitors, we believe potential future subscriber growth in Hong Kong could be limited in view of the forgoing.

     The presence of six 2G network service providers and four licensed 3G network service providers serving a market that has one of the world’s highest cellular penetration rates makes the Hong Kong cellular market highly competitive. The SUNDAY Group is the smallest network service provider in Hong Kong in terms of cellular subscribers with a market share of approximately 11% as at the end of June 2006.

     Mobile operators in Hong Kong have for a number of years been engaged in price competition in order to win market share from other operators. Aggressive price promotions and heavy handset subsidies by operators continue to negatively impact the long-term profitability of the industry. Such pricing strategies have resulted in a general increase in voice traffic but an overall decrease in average revenue per subscriber per month (“ARPU”). Recent promotional offers and lower tariffs as a result of price competition have decreased SUNDAY’s post-paid ARPU from HK$180 in 2004 to HK$169 in 2005 and HK$155 in the first half of 2006. Prices for mobile services have varied significantly in the past and future price competition could have a negative effect on the future financial performance of the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4. The SUNDAY Group’s financial performance and financial position

     Table (1) below sets out a summary of the SUNDAY Group’s consolidated profit and loss for the two years ended 31 December 2005 and the six months ended 30 June 2005 and 2006.

Table (1)   Turnover, EBITDA and Profit/(Losses) Attributable to Shareholders

	Year ended 31 December		Half year ended 30 June
	2004	2005	2005	2006
	HK$m	HK$m	HK$m	HK$m
Turnover	1,159	1,159	561	642

% Increase/decrease (-)	-8.0%	0.1%	-2.4%	14.4%

Gross profit	817	751	387	414

% Increase/decrease (-)	-12.5%	-8.1%	na	6.8%

EBITDA	285	102	77	25

% increase/decrease (-)	-19.1%	-64.2%	-51.3%	-67.5%

Profit/(loss) attributable to Shareholders	4	(197)	(61)	(271)

% increase/ decrease (-)	-87.6%	nm	nm	-344.2%

Source:	Accountant’s report on the SUNDAY Group as set out in the Appendix III of the Circular and management information

Notes:	“na” denotes not available, “nm” denotes not meaningful and “HK$m” denotes HK$ million. EBITDA denotes earnings before interest, tax, depreciation and amortisation

     The turnover of the SUNDAY Group for the year ended 31 December 2005 remained stable at HK$1,159 million, whilst EBITDA declined by 64% to HK$102 million, compared to the same period in 2004. The SUNDAY Group incurred a loss attributable to Shareholders of HK$197 million for the year ended 31 December 2005, compared to a profit attributable to Shareholders of HK$4 million in 2004. The decreases in EBITDA and profit attributable to Shareholders were mainly due to increases in cost of sales and network costs primarily related to 3G services.

     Prior to 2006, the SUNDAY Group pursued a business model based on providing mobile communication services to individual retail consumers. In early 2006, the SUNDAY Group entered into various agreements with the PCCW Group to leverage the PCCW Group’s resources and jointly conduct its 2G and 3G business. Whilst continuing its existing 2G business for retail customers under the SUNDAY brand, the SUNDAY Group agreed to supply its 2G product offerings to the PCCW Group for resale to its substantial commercial customer base, which had historically been

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

under-represented among the SUNDAY Group’s customers, for bundling with various other telecommunications products and services of the PCCW Group. The SUNDAY Group also began wholesaling 3G products to the PCCW Group, with the PCCW Group reselling those 3G products, improved with the content provided by the PCCW Group, directly to customers under the PCCW mobile brand. The SUNDAY Group also outsourced certain business functions to, and entered into certain transactions with, the PCCW Group. Further details of the continuing connected transactions are set out in the circular of the Company dated 6 April 2006. Independent Shareholders’ approvals have been obtained to conduct these continuing connected transactions on or before 31 December 2008. The above arrangements helped increase the turnover of the SUNDAY Group for the six months ended 30 June 2006 by 14% compared to the six months ended 30 June 2005, as well as reverse the decline in the gross profit percentage in the second half of 2005. The gross profit percentage of the SUNDAY Group was 64% for the six months ended 30 June 2006 compared to 61% for the six months ended 31 December 2005 and 69% for the six months ended 30 June 2005. However, EBITDA decreased by 67% to HK$25 million for the six months ended 30 June 2006, compared to HK$77 million for the six months ended 30 June 2005. The loss attributable to Shareholders increased to HK$271 million for the six months ended 30 June 2006, compared to HK$61 million for the six months ended 30 June 2005. The decrease in EBITDA and increase in the loss attributable to Shareholders were principally a result of the increased network costs as well as depreciation and amortization associated with the 3G launch.

     The SUNDAY Group’s net debt to equity ratio amounted to approximately 570% as at 30 June 2006. The ratio of the Group’s net debt as at 30 June 2006 to its EBITDA for the 12 months ended 30 June 2006 was 28 times. The SUNDAY Group’s total debt as at 30 June 2006 amounted to HK$1,405 million, of which HK$1,404 million was due to the PCCW Group. Loans from the PCCW Group increased to HK$1,803 million as at 30 September 2006.

     We note that, having observed the likely technology trends and developments in other markets, the Board considers that continuing the SUNDAY Group’s existing business as a standalone 2G and 3G mobile telecommunications services provider is unlikely to create shareholder value in the short or medium term equivalent to that which can now be achieved by accepting the Offer. We also note that since July 2005, the SUNDAY Group has depended to a significant extent on financing support from the PCCW Group.

5. Aggregate Consideration

     The Aggregate Consideration for the Sale Shares proposed under the Offer Letter is HK$1,943,500,000, to be settled partly in cash as to HK$401,500,000 and partly by the Promissory Note in the principal amount of HK$1,542,000,000 to be issued by PCCW and assigned to the Company. The principal amount of the promissory note and the cash component represent approximately 79.34% and 20.66% of the Aggregate Consideration, respectively. As stated in the “Letter from the Board”, if the Offer is accepted by the Company and subject to Independent Shareholders’ approval of the Withdrawal Proposal, the Board proposes to declare a distribution in favour of the Shareholders of the entire amount of the Sale proceeds received as a result of accepting the Offer and completing the Sale. Pursuant to the Proposed Distribution, the Promissory Note in the amount of HK$1,542,000,000 would be distributed to PCCW Mobile and an amount of HK$401,500,000 in cash would be distributed to the Independent Shareholders. Accordingly, the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Aggregate Consideration per Share amounts to HK$0.65. As at the Latest Practicable Date, there were 2,990,000,000 Shares in issue. PCCW Mobile and the Independent Shareholders were interested in 2,372,672,256 Shares and 617,327,744 Shares, respectively, representing approximately 79.35% and 20.65% of the issued share capital of the Company. The split between the principal amount of the Promissory Note and the cash component is broadly in line with the shareholding split between PCCW Mobile and Independent Shareholders.

     The Promissory Note would be non-interest bearing for the first six months following the date of its issue, which would be on the date of Completion. For the period of twelve months thereafter, the Promissory Note would bear interest payable on the last day of that twelve month period at the rate which is equal to HIBOR prevailing at or around the commencement of the relevant interest period. For the remainder of the term of the Promissory Note, it would bear interest payable annually at the rate of 1% above HIBOR prevailing at or around the commencement of the relevant interest period. The Promissory Note would be repayable on demand with no less than 3 months prior written notice at any time following the third anniversary of the date of issue of the Promissory Note or in any event on the fifth anniversary of the date of issue of the Promissory Note if no demand has been made prior to that date.

     We note that the Sale will include Mandarin (a wholly-owned subsidiary of SUNDAY Holdings upon the completion of the internal group reorganisation mentioned earlier) which as at 30 September 2006 (being the latest practicable date for the purpose of the indebtedness statement as set out in Section V of the Circular) had an aggregate amount of HK$1,803 million owing to the PCCW Group and this amount would be increased by any additional advances made by the PCCW Group to Mandarin after 30 September 2006 and prior to completion of the proposed Sale.

     As stated in the “Letter from the Board”, the Sale will result in an estimated gain, before expenses, of approximately HK$1,696 million with reference to the unaudited management accounts of the SUNDAY Group (based on the unaudited management accounts which were prepared on the then existing applicable accounting standards and assuming the completion of the internal group reorganisation) as at 30 June 2006.

     The Directors have confirmed that the Aggregate Consideration proposed under the Offer Letter was arrived at on normal commercial terms having regard to the value of the Company’s businesses as reflected in the recently traded prices of the Shares. The Aggregate Consideration per Share represents:

  a premium of approximately 21.5% over the average closing price of about HK$0.535 per Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including 25 September 2006 (being the last trading day prior to the suspension of trading in the Shares pending the issue of the announcement of the proposed transactions (the “Announcement”)); and

  a premium of approximately 713% to the audited consolidated net asset value per Share of approximately HK$0.08 as at 30 June 2006.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6. Comparable Analysis

     For the purpose of assessing the Offer, we have reviewed the valuation of multiples implied by the Aggregate Consideration and compared them with comparable companies (the “Comparables”) that largely provide mobile communication services in developed Asian markets.

     While comparable company analysis can reflect current market sentiments towards the sector and provide guidance on valuation, we note that the analysis does not take into account differences in accounting policies and standards as well as differences in local regulations, operating environments and/or tax treatments, nor does it take into account possible unique characteristics of the different companies. No adjustments have been made to account for these differences.

     In our assessment of the Offer, we have considered the following valuation multiples:

  Enterprise value (“EV”) to sales (“EV/Sales”);

  Price earning ratio (“PER”);

  EV to EBITDA (“EV/EBITDA”);

  Price to book multiple (“P/B”); and

  EV to total assets (“EV/Total Assets”)

     Although these multiples may not necessarily fully reflect the fundamental value of the wireless operators, they often provide a useful insight into their relative valuations.

     All multiples have been computed on a historical basis, using the financial data obtained from their respective latest available annual reports and interim financial statements. Valuation multiples for the Company are based on the Aggregate Consideration. The historical multiples for the Comparables are based on their respective closing prices as at the Latest Practicable Date.

Table (2)    Trading comparables

Comparables	Country	EV/Sales(1) (x)	PER(2) (x)	EV/EBITDA(3) (x)	P/B(4) (x)	EV/Total Assets(5) (x)

SmarTone	Hong Kong	0.8	62.1	3.7	1.3	0.6
Far EasTone	Taiwan	2.0	10.9	4.8	2.2	1.4
Taiwan Mobile	Taiwan	2.5	10.5	5.4	2.0	1.2
KTF	Korea	1.2	11.4	3.8	1.4	0.9
SK Telecom	Korea	1.9	9.6	4.6	2.0	1.3
MobileOne	Singapore	2.7	12.0	6.3	5.5	2.1
Average		1.8	19.4	4.8	2.4	1.3
The Company		3.0	nm	74.9	8.0	1.4

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Notes:

(1)	EV/Sales multiples are calculated based on the market capitalisation (using the respective share prices as at the Latest Practicable Date), plus the net debt or less net cash, as well as minority interests, in the case of the Comparables, and the Aggregate Consideration plus the HK$1,803 million indebtedness owed by Mandarin to the PCCW Group as at 30 September 2006 in the case of the Company, divided by the respective sales for the 12-month period ended 30 June 2006.

(2)	PERs are calculated based on the respective share prices as at the Latest Practicable Date in the case of the Comparables, and the Aggregate Consideration per Share in the case of the Company, divided by the respective earnings per share for the 12-month period ended 30 June 2006.

(3)	EV/EBITDA is calculated based on the market capitalisation (using the respective share prices as at the Latest Practicable Date), plus the net debt or less net cash, as well as minority interests, in the case of the Comparables, and the Aggregate Consideration plus the HK$1,803 million indebtedness owed by Mandarin to the PCCW Group as at 30 September 2006 in the case of the Company, divided by the respective EBITDAs for the 12-month period ended 30 June 2006.

(4)	P/B is calculated based on the respective share prices as at the Latest Practicable Date in the case of the Comparables, and the Aggregate Consideration per Share in the case of the Company, divided by the respective book values per share as at 30 June 2006.

(5)	EV/Total Assets multiples are calculated based on the market capitalisation (using the respective share prices as at the Latest Practicable Date), plus the net debt or less net cash, as well as minority interests, in the case of the Comparables, and the Aggregate Consideration plus the HK$1,803 million indebtedness owed by Mandarin to the PCCW Group as at 30 September 2006 in the case of the Company, divided by the respective total assets per share as at 30 June 2006.

(6)	Due to limitation on available data, there are a few exceptions to notes 1 to 5: (i) the net debts used to calculate EV for KTF and SK Telecom were as at 31 March 2006 and 31 December 2005 respectively; (ii) EBITDAs for KTF and SK Telecom were for the 12 months ended 31 March 2006 and 31 December 2005 respectively; and (iii) earnings per share for MobileOne is calculated based on the earnings for the 12 months ended 30 June 2006, divided by outstanding number of shares as at 31 December 2005.

(7)	“nm” denotes not meaningful as the SUNDAY Group incurred a loss for the 12-month period ended 30 June 2006.

Source: Bloomberg, annual reports and interim reports

     The valuation multiples implied by the Aggregate Consideration are higher than those of the Comparables.

     The PER and EV/EBITDA of the Company as implied by the Aggregate Consideration are, respectively, negative and high relative to the Comparables as the earnings during the 12 months ended 30 June 2006 were eroded by increases in cost of sales and network costs related to 3G services.

     The P/B of the Company of 8.0 times is significantly higher than the Comparables as the SUNDAY Group was financed by loans from the PCCW Group, which amounted to HK$1,404 million as at 30 June 2006 and HK$1,803 million as at 30 September 2006. The amount of loans from the PCCW Group as at 30 June 2006 represented 5.8 times Shareholders’ equity as at 30 June 2006 and 28 times the Company’s EDITDA for the 12 months ended 30 June 2006.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

     In view of the differences in the earnings cycle and capital structure between the Company and the Comparables, we believe it may be more appropriate to use the EV/Sales and EV/Total Assets multiples for comparison. The EV/Sales and EV/Total Assets implied by the Aggregate Consideration are higher than those of the Comparables, as shown in Table (2).

7. Share price performance

     The following chart shows the Share price performance from 4 April 2005 (18 months prior to the Announcement on 3 October 2006) to the Latest Practicable Date.

Chart (a)	Share price and trading performance from 4 April 2005 to the Latest Practicable Date
Notes:

(1)	Date of the announcement of a possible mandatory offer for all the issued Shares by PCCW at HK$0.65 per Share

(2)	Date of the announcement of the privatisation of the Company by PCCW Mobile by way of a scheme of arrangement at HK$0.65 per Share

(3)	Date of the announcement that PCCW had received non-binding expressions of interest in relation to a possible acquisition of substantially all of PCCW’s telecommunications and media related assets

(4)	Date of the Announcement

Source:	Bloomberg

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

     The Aggregate Consideration per Share represents:

  a premium of approximately 1.6% over the closing price of HK$0.640 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

  a premium of approximately 22.6% over the closing price of HK$0.530 per Share as quoted on the Stock Exchange on 25 September 2006, being the last trading day prior to the suspension of trading in the Shares pending the issue of the Announcement;

  a premium of approximately 21.7% over the average closing price of about HK$0.534 per Share based on the daily closing prices as quoted on the Stock Exchange over the 5 trading days up to and including 25 September 2006;

  a premium of approximately 21.5% over the average closing price of about HK$0.535 per Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including 25 September 2006; and

  a premium of approximately 19.3% over the average closing price of about HK$0.545 per Share based on the daily closing prices as quoted on the Stock Exchange over the 120 trading days up to and including 25 September 2006.

     For the 18-month period from 4 April 2005 to the date of the Announcement, the Share prices were affected by various developments. On 13 June 2005, PCCW announced that it had entered into two conditional agreements to purchase (or procure the purchase by one of its wholly-owned subsidiaries) of 59.87% of the then issued share capital of the Company, for an aggregate consideration of HK$1,163,587,100 in cash, being a price of HK$0.65 per Share. Following the completion of the agreements, a mandatory unconditional cash offer was made to acquire all the issued Shares, other than those already owned by PCCW Mobile, at an offer price of HK$0.65. The mandatory offer closed on 9 September 2005, by which time PCCW Mobile had acquired 79.35% of the issued share capital of the Company.

     On 27 September 2005, the Board was requested to put forward to the Shareholders other than PCCW Mobile a proposal for the privatisation of the Company by PCCW Mobile by way of a scheme of arrangement at a price of HK$0.65 per scheme share. The scheme was not approved at the court meeting on 15 December 2005. In June 2006, PCCW received non-binding expressions of interest in relation to the possible acquisition of substantially all of PCCW’s telecommunications and media related assets. On 25 July 2006, PCCW announced that it had determined not to pursue any further either of the non-binding expressions of interest.

     The closing Share price did not trade above HK$0.65 during the 18-month period from 4 April 2005 to the date of the Announcement. The closing Share price increased from HK$0.53 on 25 September 2006 (the last trading day prior to the Announcement) to HK$0.64 on the Latest Practicable Date. In our opinion, the recent rise in the Share price is highly likely to be attributed to the Announcement regarding the Proposed Distribution and the Withdrawal Proposal. There is no assurance that the Share price will remain at the current levels should the Proposed Distribution and the Withdrawal Proposal not proceed to completion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

8. Trading liquidity of the Shares

     We set out below the trading volume statistics for the Shares over the 180-day period prior to the date of the Announcement.

Table (3)    Trading volume statistics prior to the announcement of the Sale

	Number of	% of total
Daily Average Trading Volume	Shared traded	issued shares

30-day daily average trading volume prior to the date of the
Announcement	137,967	0.005%
60-day daily average trading volume prior to the date of the
Announcement	124,200	0.004%
90-day daily average trading volume prior to the date of the
Announcement	177,267	0.006%
120-day daily average trading volume prior to the date of the
Announcement	191,292	0.006%
180-day daily average trading volume prior to the date of the
Announcement	215,140	0.007%
From 4 October 2006 (the first trading day after the date of
the Announcement) to the Latest Practicable Date	3,008,053	0.101%

Source: Bloomberg

     We note that the average trading volume of 0.007% of the issued share capital over the 180-day period prior to the Announcement was relatively low. During the period subsequent to the Announcement (from 4 October 2006 to the Latest Practicable Date), the average trading volume increased to 0.101% of the issued share capital.

     The Board is of the view that the ability of the Company to take advantage of its listed status to raise funds from equity markets is limited for the foreseeable future and the costs associated with the maintenance of the Company’s listing on the Stock Exchange and registration of the ADSs with the United States Securities and Exchange Commission may no longer be warranted. We note that the Company has not raised any new equity capital since its listing on the Stock Exchange in March 2000.

9. Withdrawal Proposal

     Participation in the mobile telecommunications sector in Hong Kong was the principal reason for the SUNDAY Group being established and obtaining a listing in March 2000 on the Stock Exchange. Having regard to the fact that the Board considers that it would be in the best interests of the Shareholders to return the Sale proceeds which would be received if the Offer is accepted and the Sale is completed to the Shareholders, rather than seek to reinvest them in other businesses (whether telecommunications related or otherwise), the Board is proposing that, in conjunction with and as a condition precedent to, the Proposed Distribution, the Independent Shareholders consider approving a voluntary withdrawal of the listing of the Shares on the Stock Exchange.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

     Pursuant to the Listing Rules, a voluntary withdrawal of listing of the Shares would require a “reasonable cash alternative or other reasonable alternative” being offered to the Independent Shareholders.

     If the Offer is accepted by the Company and the Sale is completed, the Board proposes, subject to Independent Shareholders’ approval of the Withdrawal Proposal referred to above, to declare a distribution in favour of the Shareholders of the entire amount of the Sale proceeds received as a result of accepting the Offer and completing the Sale. Pursuant to the Proposed Distribution, the Promissory Note in the amount of HK$1,542,000,000 (representing 79.34% of the aggregate amount of the Proposed Distribution) would be distributed to PCCW Mobile and an amount of HK$401,500,000 in cash (representing 20.66% of the aggregate amount of the Proposed Distribution) would be distributed to the Independent Shareholders. This would result in the Independent Shareholders receiving HK$0.65 per Share in cash pursuant to the Proposed Distribution, which is equal to the Aggregate Consideration per Share.

     Following the withdrawal of the listing of the Shares on the Stock Exchange and the Proposed Distribution, the Independent Shareholders would have received an amount of HK$0.65 per Share pursuant to the Proposed Distribution but would remain Shareholders in a public but unlisted company which would have no material assets or businesses. At that point it is proposed that the Board would resolve to wind up the Company and its remaining subsidiaries. The Independent Shareholders would be entitled to participate on a pro rata basis in any assets available for distribution to the Shareholders on the winding up of the Company (after any creditors and the costs of the winding up have been paid), but it is not anticipated that any material assets will remain following the Proposed Distribution having been made. As indicated in Appendix IV of the Circular, the unaudited pro forma consolidated net assets of the Remaining Group amounted to HK$1,771,000 as at 30 June 2006 or less than HK$0.001 per Share.

     Based on the comparable analysis set out in Section 6, the valuation multiples implied by the Aggregate Consideration exceed those of the Comparables. As set out in Section 7, the Aggregate Consideration per Share represents a significant premium over the average Share price traded over various periods. We also note in Section 8 that trading in the Shares has historically been illiquid.

     Accordingly, we are of the view that the Proposed Distribution represents a “reasonable cash alternative” under the Listing Rules and provides an opportunity for Independent Shareholders to realise their investment in the Company at a premium to the prevailing market price of the Shares and to the valuation implied by the Comparables. The Proposed Distribution would be the first distribution by the Company to the Shareholders since its listing on the Stock Exchange.

10. The Sale and Offer is not conditional on the Withdrawal Proposal

     We note that acceptance of the Offer and completion of the Sale will not be conditional on the Withdrawal Proposal being approved at the EGM. Moreover, the Offer and the Sale as well as the Withdrawal Proposal are subject to different thresholds of Independent Shareholders’ approvals. The Offer and the Sale is subject to approval by a simple majority of the Shares held by the Independent Shareholders voting in person or by proxy at the EGM in respect of the resolution relating to the Offer and the Sale. In contrast, the Withdrawal Proposal is subject to approval by Independent Shareholders

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

representing at least 75% of the votes attaching to the Shares held by Independent Shareholders voting either in person or by proxy at the EGM in respect of the resolution relating to the Withdrawal Proposal, provided that the number of votes cast against the resolution for the Withdrawal Proposal is not more than 10% of the votes attaching to the Shares held by Independent Shareholders permitted to vote in person or by proxy at such EGM.

     As stated in the “Letter from the Board”, if the Independent Shareholders at the EGM approve the acceptance of the Offer by the Company and the Sale but do not approve the Withdrawal Proposal, it is the Board’s intention to proceed to accept the Offer and complete the Sale; however, the Board will consider all relevant circumstances at the relevant time, including the implications of the Company becoming a “cash company” for the purpose of Rule 14.82 of the Listing Rules.

     If the Board accepts the Offer and proceeds with the Sale in the absence of the Withdrawal Proposal having been approved by the Independent Shareholders in accordance with the requirements of Rule 6.12 of the Listing Rules, the Proposed Distribution would not be made and the Company would become a “cash company” for the purposes of Rule 14.82 of the Listing Rules and the Shares would be suspended pending submission of an application to the Stock Exchange to lift the suspension once the Company has a business suitable for listing. In that eventuality, the Board would have to actively consider reinvesting the Sale proceeds in a new business sector in one or more investments which would be suitable for listing on the Stock Exchange. Under Rule 14.84 of the Listing Rules, the listed issuer may apply to the Stock Exchange to lift the suspension once it has a business suitable for listing. The Stock Exchange will treat its application for lifting of the suspension as if it were an application for listing from a new applicant. The Stock Exchange reserves the right to cancel the listing if such suspension continues for more than 12 months or in any other case where it considers it necessary.

     In the event that the Company was to become a cash company, there is no certainty the Company would be able to develop or acquire a business suitable for listing nor that the lifting of the suspension of the listing of the Shares would be approved by the Stock Exchange. In the period during which the Shares were suspended, the equity attributable to the Shareholders would be likely to diminish as the Company may incur administrative expenses, expenses in finding or developing new businesses and listing expenses (including the non-refundable initial listing fee and other issue expenses).

     Furthermore, if the Board accepts the Offer and proceeds with the Sale in the absence of the Withdrawal Proposal having been approved by the Independent Shareholders, the Proposed Distribution will not be made and the Company will be the holder of the Promissory Note. We note that currently there is not an active market to trade in promissory notes issued by corporates. Although the Promissory Note can be assigned in whole or in part without consent from PCCW, there may be no willing buyers for the Promissory Note. Furthermore, unlike other more common debt instruments such as loans, notes issued under medium term note programmes and/or bonds, the Promissory Note is not rated by a credit rating agency and does not have any of the standard covenants and events of default which feature commonly in other debt instruments traded in the market. Finally, assuming the Promissory Note is issued on 4 December 2006 (the expected Completion date as set out in the “Expected Timetable” of the Circular) and held to maturity by the Company, the implied yield of the Promissory Note as at the Latest Practicable Date would be 4.54% per annum, which translates to a

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

credit spread 0.36% per annum above the 5-year Hong Kong dollar swap rate. Such credit spread is lower than the equivalent credit spread of 0.58% per annum as reported in Basis Point, a financial publication, for the recent 4-year HK$6.5 billion bank loan self-arranged by PCCW with a group of 18 banks.

RECOMMENDATION

     Having analysed and considered the principal factors as set out in this letter above, we would draw your attention to the following key factors, which should be read in conjunction with and interpreted in the full context of the Circular, in arriving at our conclusion:

1.	The SUNDAY Group operates in a highly competitive mobile telecommunications sector in Hong Kong. It is the smallest network service provider in Hong Kong in terms of cellular subscribers with a market share of approximately 11% of cellular subscribers as at the end of June 2006. Its financial performance has been affected by its small scale of operations and more recently by the commencement of the 3G business which increased network costs as well as depreciation and amortization. The Company has not paid any dividends to its Shareholders since its listing on the Stock Exchange in March 2000.

2.	The sale and purchase contemplated by the Offer Letter is a sale of substantially all the operating businesses and assets of the SUNDAY Group. Following completion of the Sale, the SUNDAY Group’s remaining subsidiaries would be non-operating or dormant. If the Company accepts the Offer, it would be taking a strategic decision to exit the highly competitive mobile telecommunications sector in Hong Kong.

3.	If the Offer is accepted by the Company, the Board is proposing to distribute all the Sale proceeds by way of the Proposed Distribution. Pursuant to the Proposed Distribution, the Promissory Note in the amount of HK$1,542,000,000 would be distributed to PCCW Mobile and an amount of HK$401,500,000 in cash or HK$0.65 per Share would be distributed to the Independent Shareholders. However, the Proposed Distribution is conditional upon the Independent Shareholders having approved a voluntary withdrawal of the listing of the Shares on the Stock Exchange and the Shares having been withdrawn from listing on the Stock Exchange. If the Independent Shareholders do not approve the voluntary withdrawal of the listing of the Shares on the Stock Exchange, the Proposed Distribution will not be made.

4.	The HK$0.65 per Share in cash to be received by the Independent Shareholders pursuant to the Proposed Distribution represents a premium of approximately 21.5% over the average closing price of about HK$0.535 per Share based on the daily closing prices as quoted on the Stock Exchange over the 30 trading days up to and including 25 September 2006.

5.	The valuation multiples implied by the Aggregate Consideration are higher than those of the Comparables.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6.	Given the illiquid trading of the Shares historically, the Proposed Distribution represents a “reasonable cash alternative” for the voluntary withdrawal of listing of the Shares under the Listing Rules and provides an opportunity for Independent Shareholders to realise their investment in the Company at a premium to the prevailing market price of the Shares and to the valuation implied by the Comparables.

     Based on the above, we are of the opinion that the terms of the Offer and the Sale, and the Withdrawal Proposal taken as a whole are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole, and that the entering into of the Sale in accordance with the terms set out in the Sale and Purchase Agreement is on normal commercial terms. Accordingly, we would advise the Independent Shareholders, as well as recommend the Independent Board Committee to advise the Independent Shareholders, to vote in favour of both the resolutions to be proposed at the EGM to approve (i) the Offer and the Sale, and (ii) the Withdrawal Proposal.

     We would, however, remind Shareholders that the two proposals are subject to different voting thresholds of the Independent Shareholders and that the acceptance of the Offer and completion of the Sale will not be conditional on the Withdrawal Proposal being approved at the EGM. If the Board accepts the Offer and proceeds with the Sale in the absence of the Withdrawal Proposal having been approved by the Independent Shareholders, the Proposed Distribution would not be made, the Company would become a “cash company” and the Shares would be suspended. Once the Company becomes a cash company, there is no certainty that the Company would be able to develop or acquire a business suitable for listing nor that the lifting of the suspension of the listing of the Shares would be approved by the Stock Exchange. Under those circumstances, Independent Shareholders would not be able to trade their Shares nor would they be able to access the cash proceeds from the completion of the Sale through the Proposed Distribution which they would otherwise have been able to do had the Withdrawal Proposal, and the Proposed Distribution, been approved.

Yours faithfully,
For and on behalf of
ING Bank N.V.
Malcolm E.O. Brown
Managing Director

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

     The Company is incorporated in the Cayman Islands and currently operates subject to Cayman Islands law. Once the De-Registration and Continuance becomes effective, the Company will become a BVI business company limited by shares under the BC Act and be subject to BVI law.

     Set out below is a summary comparison of certain provisions of Cayman Islands and BVI company law. The summary does not purport to be a complete review of all relevant matters of Cayman Islands and BVI company law and taxation or to contain all applicable qualifications and exceptions. Any person wishing to have a detailed summary of Cayman Islands or BVI company law or advice on the differences between the laws of those jurisdictions and the laws of any other jurisdiction is recommended to seek independent legal advice.

1. CAYMAN ISLANDS COMPANY LAW

(a) Share capital

     The Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premium on those shares shall be transferred to an account, to be called the “share premium account”. At the option of a company, these provisions may not apply to premium on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Law provides that the share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association in (a) paying distributions or dividends to shareholders; (b) paying up unissued shares of the company to be issued to shareholders as fully paid bonus shares; (c) the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law); (d) writing-off the preliminary expenses of the company; (e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and (f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

     No distribution or dividend may be paid to shareholders out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid, the company will be able to pay its debts as they fall due in the ordinary course of its business.

     The Companies Law provides that, subject to confirmation by the Grand Court of the Cayman Islands (the “Court”), a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, by special resolution reduce its share capital in any way.

     The Existing Articles includes certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied. The consent of the specified proportions of the holders of the issued shares of that class or the sanction of a resolution passed at a separate meeting of the holders of those shares is required.

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

(b)  Financial assistance to purchase shares of a company or its holding company

     Subject to all applicable laws, the company may give financial assistance to directors and employees of the company, its subsidiaries, its holding company or any subsidiary of such holding company in order that they may buy shares in the company or shares in any subsidiary or holding company. Further, subject to all applicable laws, the company may give financial assistance to a trustee for the acquisition of shares in the company or shares in any such subsidiary or holding company to be held for the benefit of employees of the company, its subsidiaries, any holding company of the company or any subsidiary of any such holding company (including salaried directors).

     There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company to another person for the purchase of, or subscription for, its own or its holding company’s shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm’s-length basis.

(c)  Purchase of shares and warrants by a company and its subsidiaries

     Subject to the provisions of the Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorised to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorise the manner of purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorised by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any shareholder of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

     A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under Cayman Islands law that a company’s memorandum or articles of association contain a specific provision enabling such purchases and the directors of a company may rely upon the general power contained in its memorandum of association to buy and sell and deal in personal property of all kinds.

     Under Cayman Islands law, a subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

(d)  Dividends and distributions

     With the exception of section 34 of the Companies Law, there is no statutory provisions relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company’s memorandum and articles of association, the payment of dividends and distributions out of the share premium account.

(e)  Protection of minorities

     The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

     In the case of a company (not being a bank) having a share capital divided into shares, the Court may, on the application of shareholders holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Court shall direct.

     Any shareholder of a company may petition the Court which may make a winding up order if the Court is of the opinion that it is just and equitable that the company should be wound up.

     Generally claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association.

(f)  Management

     The Companies Law contains no specific restrictions on the power of directors to dispose of assets of a company. However, as a matter of general law, every officer of a company, which includes a director, managing director and secretary, in exercising his powers and discharging his duties, must do so honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(g)  Accounting and auditing requirements

     A company shall cause proper books of account to be kept with respect to (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company; and (iii) the assets and liabilities of the company.

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

     Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the company’s affairs and to explain its transactions.

(h) Exchange control

     There are no exchange control regulations or currency restrictions in the Cayman Islands.

(i)  Taxation

     Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company.

      The undertaking for the Company is for a period of twenty years from 7 December 1999.

     The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

(j)  Stamp duty on transfers

     No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

(k)  Loans to directors

     There is no express provision in the Companies Law prohibiting the making of loans by a company to any of its directors.

(l)  Inspection of corporate records

     Shareholders of the company have no general right under the Companies Law to inspect or obtain copies of the register of members or corporate records of the company. They will, however, have such rights as are set out in the company’s articles of association.

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

     An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or outside the Cayman Islands, as the directors may, from time to time, think fit. There is no requirement under the Companies Law for an exempted company to make any returns of shareholders to the Cayman Registrar. The names and addresses of the shareholders are, accordingly, not a matter of public record and are not available for public inspection.

(m)  Winding up

     A company may be wound up by either an order of the Court or by a special resolution of its shareholders. The Court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the Court, just and equitable to do so.

     A company may be wound up voluntarily when the shareholders so resolve in general meeting by special resolution, or, in the case of a limited duration company, when the period fixed for the duration of the company by its memorandum expires, or the event occurs on the occurrence of which the memorandum provides that the company is to be dissolved. In the case of a voluntary winding up, such company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up or upon the expiry of the period or the occurrence of the event referred to above.

     For the purpose of conducting the proceedings in winding up a company and assisting the Court, there may be appointed one or more than one person to be called an official liquidator or official liquidators; and the Court may appoint to such office such person or persons, either provisionally or otherwise, as it thinks fit, and if more persons than one are appointed to such office, the Court shall declare whether any act hereby required or authorised to be done by the official liquidator is to be done by all or any one or more of such persons. The Court may also determine whether any and what security is to be given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the Court. In the case of a shareholders’ voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets.

     Upon the appointment of a liquidator, the responsibility for the company’s affairs rests entirely in his hands and no future executive action may be carried out without his approval. A liquidator’s duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company’s liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

     As soon as the affairs of the company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. This final general meeting shall be called by Public Notice (as defined in the Companies Law) or otherwise as the Cayman Registrar may direct.

(n)  Reconstructions

     There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing seventy-five (75) per cent. in value of shareholders or class of shareholders or creditors, as the case may be, as are present at a meeting called for such purpose and thereafter sanctioned by the Court. Whilst a dissenting shareholder would have the right to express to the Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Court is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management.

(o)  Compulsory acquisition

     Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than ninety (90) per cent. of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice in the prescribed manner require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

(p)  Indemnification

     Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

2.  BVI COMPANY LAW

(a)  Share capital

     The BC Act provides that, subject to the memorandum and articles of association of a company, a share may be issued with or without a par value. Where a company issues shares with par value, the consideration for a share shall not be less than the par value of the share. A share may be issued for consideration in any form, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how) services rendered or a contract for future services.

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

     Subject to the memorandum and articles of association of a company, its directors have the power to issue shares of the company from time to time. The memorandum of association of a business company limited by shares must set out (i) either the maximum number of shares the company is authorised to issue or state that the company is authorised to issue an unlimited number of shares, and (ii) the classes of shares that the company is authorised to issue, and if the company is authorised to issue two or more classes, the rights, privileges, restrictions and conditions attaching to each class of shares. Subject to the BC Act and to the company’s memorandum or articles, shares may be issued, and options to acquire shares in a company granted, at such times, to such persons, for such consideration and on such terms as the directors may determine.

     The issue by a company of a share that (i) increases a liability of a person, or (ii) imposes a new liability on a person to the company, is void if that person, or an authorised agent of that person, does not agree in writing to becoming the holder of that share. A share is deemed issued when the name of the shareholder is entered in the company’s register of members.

     A company may, subject to its memorandum and articles of association, (a) divide its shares, including issued shares, into a larger number of shares; or (b) combine its shares, including issued shares, into a smaller number of shares. A division or combination of shares, including issued shares, of a class or series shall be for a larger or smaller number, as the case may be, of shares in the same class or series. Where shares are divided or combined, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares. A company shall not divide its shares if it would cause the maximum number of shares that the company is authorised to issue by its memorandum to be exceeded.

(b)  Financial assistance to purchase shares of a company or its holding company

     There is no statutory restriction in the BVI on the provision of financial assistance by a BVI business company limited by shares to another person for the purchase of, or subscription for, its own or its holding company’s shares. Accordingly, a BVI business company limited by shares may provide financial assistance in connection with the purchase of its own or its holding company’s shares if the directors of the company consider, in discharging their duty of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm’s-length basis.

(c)  Purchase of shares and warrants by a company and its subsidiaries

     A BVI business company may purchase, redeem or otherwise acquire its own shares in accordance with the provisions of the BC Act or such other provisions for the purchase, redemption or acquisition as may be specified in the memorandum or articles of association of the company.

     A company may not purchase, redeem or otherwise acquire its own shares without the consent of the shareholder whose shares are to be purchased, redeemed or otherwise acquired, unless the company is permitted by the BC Act or any provision of its memorandum or articles of association to purchase, redeem or otherwise acquire the shares without that consent.

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

     No purchase, redemption or other acquisition may be made unless the directors are satisfied on reasonable grounds, that the company will, immediately after the purchase, redemption or acquisition, satisfy the solvency test. A company satisfies the solvency test if (i) the value of the company’s assets exceeds its liability, and (ii) the company is able to pay its debts as they fall due. The BC Act provides for certain situations where this solvency test is not mandatory prior to re-purchase, redemption or acquisition being permitted. These are where: (a) the company redeems the shares under and in accordance with section 62 of the BC Act; (b) the company redeems the shares pursuant to a right of a shareholder to have his shares redeemed or to have his shares exchanged for money or other property of the company; or (c) the company purchases, redeems or otherwise acquires the share or shares by virtue of the provisions of section 179 of the BC Act.

     Shares that are purchased, redeemed or otherwise acquired may be cancelled or held as treasury shares. A company may hold shares that have been purchased, redeemed or otherwise acquired as treasury shares if (i) the memorandum or articles of the company do not prohibit it from holding treasury shares, (ii) the directors resolve that shares to be purchased, redeemed or otherwise acquired shall be held as treasury shares, and (iii) the number of shares purchased, redeemed or otherwise acquired, when aggregated with shares of the same class already held by the company as treasury shares, does not exceed 50% of the shares of that class previously issued by the company, excluding shares that have been cancelled. All the rights and obligations attaching to a treasury share are suspended and shall not be exercised by or against the company while it holds the share as a treasury share.

      Under BVI law, a subsidiary may acquire and hold shares in its holding company.

     A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under BVI law that a company’s memorandum of association or its articles of association contain a specific provision enabling such purchases.

(d)  Dividends and distributions

     Subject to the BC Act and its memorandum and articles of association, the directors of the company may by resolution, authorise a distribution or dividend by the company to its shareholders if the directors are satisfied, on reasonable grounds, that immediately after the distribution or dividend (a) the company will be able to pay its debts as they fall due, and (b) the value of the company’s assets exceeds its liabilities.

     A distribution or dividend made to a member at a time when the company did not, immediately after the distribution, satisfy the aforesaid solvency test may be recovered by the company from the shareholder unless (a) the shareholder received the distribution in good faith and without knowledge of the company’s failure to satisfy the solvency test, (b) the shareholder has altered his position in reliance on the validity of the distribution, and (c) it would be unfair to require repayment in full or at all.

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

     If, after a distribution or dividend is authorised and before it is made, the directors cease to be satisfied on reasonable grounds that the company will, immediately after the distribution is made, satisfy the solvency test, any distribution or dividend made by the company is deemed not to have been authorised. A director who (a) ceased, after authorisation but before the making of the distribution, to be satisfied on reasonable grounds for believing that the company would satisfy the solvency test immediately after the distribution is made and (b) failed to take reasonable steps to prevent the distribution being made, is personally liable to the company to repay to the company so much of the distribution as is not able to be recovered from shareholders.

(e)  Protection of minorities

     The BVI court ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

     The BC Act provides that if a company or a director of a company engages in, or proposes to engage in, conduct that contravenes the BC Act or the memorandum or articles of association of the company, the BVI High Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BC Act or the memorandum or articles or association.

     The BC Act also contains provisions allowing the court, on the application of a member of a company, to grant leave to the shareholder to (a) bring proceedings in the name and on behalf of that company; or (b) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. No proceedings brought by a shareholder or in which a shareholder intervenes with the leave of the court may be settled or compromised or discontinued without the approval of the court.

     Under the BC Act, a shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a member.

     In the case where a shareholder of a company brings proceedings against the company and other shareholders that have the same or substantially the same interest in relation to the proceedings, the BVI High Court may appoint that shareholder to represent all or some of the shareholders having the same interest and may, for that purpose, make such order as it thinks fit, including an order (a) as to the control and conduct of the proceedings; (b) as to the costs of the proceedings; and (c) directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the shareholders represented.

     The BC Act provides that a shareholder of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may make an application to the BVI High Court. If the court considers that

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

it is just and equitable to do so, it may make such order as it thinks fit, including, without limiting the generality of this subsection, one or more of the following orders: (a) in the case of a shareholder, requiring the company or any other person to acquire the shareholder’s shares; (b) requiring the company or any other person to pay compensation to the shareholder; (c) regulating the future conduct of the company’s affairs; (d) amending the memorandum or articles of the company; (e) appointing a receiver of the company; (f) appointing a liquidator of the company under section 159(1) of the BVI Insolvency Act on the grounds specified in section 162(1)(b) of that Act; (g) directing the rectification of the records of the company; (h) setting aside any decision made or action taken by the company or its directors in breach of the BC Act or the memorandum or articles of the company. None of the foregoing orders may be made against the company or any other person unless the company or that person is a party to the proceedings in which the application is made.

     A shareholder or the BVI Registrar may apply to the BVI High Court ex parte or upon such notice as the court may require, for an order directing that an investigation be made of the company and any of its affiliated companies. If, upon such an application, it appears to the court that (a) the business of the company or any of its affiliates is or has been carried on with intent to defraud any person; (b) the company or any of its affiliates was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose; or (c) persons concerned with the incorporation, business or affairs of the company or any of its affiliates have in connection therewith acted fraudulently or dishonestly, the court may make any order it thinks fit with respect to an investigation of the company and any of its affiliated companies by an inspector, who may be the BVI Registrar.

     The BC Act provides that a shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(a)	a merger, if the company is a constituent company, unless the company is the surviving company and the shareholder continues to hold the same or similar shares;

(b)	a consolidation, if the company is a constituent company;

(c)	any sale, transfer, lease, exchange or other disposition of more than 50 per cent. in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including:

	(i)	a disposition pursuant to an order of BVI High Court having jurisdiction in the matter,

	(ii)	a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition, or

	(iii)	a transfer pursuant to the power described in section 28(2) of the BC Act;

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

(d)	a redemption of his shares by the company pursuant to section 176 of the BC Act; and

(e)	an arrangement, if permitted by the BVI High Court.

     Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.

(f)  Management

     The BC Act provides that, subject the memorandum or articles of association of a company, any sale, transfer, lease, exchange or other disposition, other than a mortgage, charge or other encumbrance of the enforcement thereof, of more than 50 per cent. in value of the assets of the company (other than a transfer pursuant to a power described in section 28(3) of the BC Act), if not made in the usual or regular course of business carried on by the company, must be approved by a resolution of shareholders and in the manner provided in section 175 of the BC Act. The BC Act contains no other specific restrictions on the power of directors to dispose of assets of a company.

     A director of a company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes the BC Act or the memorandum or articles of association of the company. A director of a company, when exercising powers or performing duties as a director, shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, (a) the nature of the company; (b) the nature of the decision; and (c) the position of the director and the nature of the responsibilities undertaken by him.

     The BC Act contains no specific provision in respect of the establishment or composition of audit committee or similar committee.

(g)  Accounting and auditing requirements

     A BVI business company is required by the BC Act to keep records that (a) are sufficient to show and explain the company’s transactions; and (b) will, at any time, enable the financial position of the company to be determined with reasonable accuracy.

     There are no provisions in the BC Act for either an annual audit or for the appointment of auditors. There are also no provisions in the BC Act requiring a business company to set a date as its financial year end.

(h)  Exchange control

      There are no exchange control regulations or currency restrictions in the BVI.

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

(i) Taxation

     A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not persons resident in the BVI).

     Capital gains realised with respect to any shares, debt obligations or other securities of the company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

     No estate, inheritance, succession or gift tax is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or other securities of the company, save for interest payable to or for the benefit of an individual resident in the European Union.

(j)  Stamp duty on transfer

     No stamp duty is payable in the BVI on a transfer of shares, debt obligations or other securities in a BVI business company which is not a land owning company. A company is a land owning company if it, or any of its subsidiaries, has an interest in any land in the BVI.

(k)  Loans to directors

     There is no express provision in the BC Act prohibiting the making of loans by a business company to any of its directors.

(l)  Inspection of corporate records

     Members of the general public, on a payment of a nominal fee, can inspect the public records of a business company available at the office of the BVI Registrar which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and the records of licence fees paid to-date and will also disclose any articles of dissolution, articles of merger, and a register of mortgages, charges and other encumbrances if the company has elected to file such a register.

     A shareholder of a company is entitled, on giving written notice to the company, to inspect the memorandum and articles, the register of members, the register of directors, and minutes of meetings and resolutions of shareholders and of those classes of shareholders of which he is a shareholder, and to make copies of or take extracts from the documents and records. Subject to the memorandum and articles of association of the company, its directors may, if they are satisfied that it would be contrary to the company’s interests to allow the member to inspect the register of members, register of directors or minutes/resolutions of shareholders or part of any such documents, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. The directors are required, as soon as reasonably

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

practicable, to notify the shareholder concerned. Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

     The BC Act requires a business company to keep minutes of all meetings of directors, shareholders, committees of directors and committees of shareholders and copies of all resolutions consented to by directors, shareholders, committees of directors, committees of officers and committees of members. The minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meeting of directors and committees of directors are required by the BC Act to be kept at the office of the company’s registered agent or at such other places, within or outside the BVI, as the directors may determine. A company shall keep at the office of its registered agent the memorandum and articles of association of the company, the register of members (or a copy thereof), the register of directors (or a copy thereof) and copies of all notices and other documents filed by the company in the previous ten years. The BC Act requires a company to have a common seal and an imprint of the seal shall be kept at the office of its registered agent.

     A business company is required to keep a register of members containing the names and addresses of the persons who hold registered shares in the company, the number of each class and series of registered shares held by each shareholder, the date on which the name of each shareholder was entered in the register of members and the date on which any person ceased to be a shareholder. The register of members may be in such form as the directors may approve but if it is in magnetic, electronic or other data storage form, the company must be able to produce legible evidence of its contents. The entry of the name of a person in the register of members as a holder of a share in a company is prima facie evidence that legal title in the share vests in that person.

     The BC Act requires a business company to keep a register to be known as a register of directors containing, inter alia, the names and addresses of the persons who are directors of the company or who have been nominated as reserve directors of the company, the date on which each person whose name is entered in the register was appointed as a director or nominated as a reserve director of the company, the date on which each person named as a director ceased to be a director of the company and the date on which the nomination of any person nominated as a reserve director ceased to have effect. The register of directors may be in such form as the directors approve, but if it is in magnetic, electronic or other data storage form, the company must be able to produce legible evidence of its contents. The register of directors is prima facie evidence of any matters directed or authorised by the BC Act to be contained therein.

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

(m)	Winding up

	(i)	Where the business company is solvent

     Where it is proposed to liquidate a solvent business company (that is to say, the company either has no liabilities or that it is able to pay it debts as they fall due), the directors of the company shall (a) make a declaration of solvency in the approved form stating that, in their opinion, the company is and will continue to be able to discharge, pay or provide for its debts as they fall due, and (b) approve a liquidation plan specifying: (i) the reasons for the liquidation of the company, (ii) their estimate of the time required to liquidate the company, (iii) whether the liquidator is authorised to carry on the business of the company if he determines that to do so would be necessary or in the best interests of the creditors or shareholders of the company, (iv)  the name and address of each individual to be appointed as liquidator and the remuneration proposed to be paid to each liquidator, and (v) whether the liquidator is required to send to all shareholders a statement of account prepared or caused to be prepared by the liquidator in respect of his actions or transactions. In accordance with the memorandum and articles of association of the company, the directors and/or the shareholders of the company will pass a resolution to appoint a voluntary liquidator and will give notice to the selected liquidator of his appointment. The liquidation of a company commences at the time of appointment of a voluntary liquidator.

     Within 14 days of the commencement of the liquidation, the voluntary liquidator is required to file a notice of his appointment, a copy of the declaration of solvency made by the directors and a copy of the liquidation plan, with the BVI Registrar. He is also required, within 30 days of the commencement of the liquidation, to advertise notice of his appointment in the manner prescribed.

With effect from the commencement of the voluntary liquidation of a company:

(1)	the voluntary liquidator has custody and control of the assets of the company.

However, the right of a secured creditor to take possession of and realise or otherwise deal with assets of the company over which the creditor has a security interest will not be affected.

(2)	the directors of the company remain in office but they cease to have any powers, functions or duties other than those required or permitted under Part XII of the BC Act.

The directors, after the commencement of the voluntary liquidation, may authorise the liquidator to carry on the business of the company if the liquidator determines that to do so would be necessary or in the best interests of the creditors or shareholders of the company where the liquidation plan does not give the liquidator such authorization, and exercise such powers as the liquidator, by written notice, may authorise them to exercise.

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

     The BVI High Court may, at any time after the appointment of a voluntary liquidator, on application by a director, shareholder or creditor of the company, make an order terminating the liquidation if it is satisfied that it would be just and equitable to do so. Where such an order is made, the company ceases to be in voluntary liquidation and the voluntary liquidator ceases to hold office with effect from the date of the order or such later date as may be specified in the order.

     A voluntary liquidator shall, upon completion of a voluntary liquidation, file a statement that the liquidation has been completed and upon receiving the statement, the BVI Registrar shall strike the company off the Register of Companies and issue a certificate of dissolution in the approved form certifying that the company has been dissolved. The dissolution of the company is effective from the date of the issue of the certificate.

     Immediately following the issue by the BVI Registrar of a certificate of dissolution, the person who, immediately prior to the dissolution, was the voluntary liquidator of the company shall cause to be published in the Gazette, a notice that the company has been struck off the Register of Companies and dissolved.

(ii) Where the business company is insolvent

     If at any time the voluntary liquidator of a company in voluntary liquidation is of the opinion that the company is insolvent (that is to say, either the value of the company’s liabilities exceeds, or will exceed, its assets or, the company is, or will be, unable to pay its debts as they fall due), he shall forthwith send a written notice to the Official Receiver in the approved form.

     The voluntary liquidator shall then call a meeting of creditors of the company to be held within twenty-one days of the date of the aforesaid notice to the Official Receiver. The said creditors meeting shall be treated as if it were the first meeting of the creditors of a company called under section 179 of the BVI Insolvency Act by a liquidator appointed by the shareholders of a company and, sections 179 and 180 of the BVI Insolvency Act shall apply to the calling and holding of such a meeting.

     Where a voluntary liquidator is not an eligible licensed insolvency practitioner with respect to the company, the Official Receiver may apply to the BVI High Court ex parte for the appointment of himself or an eligible licensed insolvency practitioner as the liquidator of the company and the court may make the appointment subject to such conditions as it considers appropriate.

     From the time that an appointed voluntary liquidator first becomes aware that the company is not, or will not be, able to pay its debts he shall conduct the liquidation as if he had been appointed liquidator under the BVI Insolvency Act.

     The BVI Insolvency Act will apply to the liquidation of the company subject to such modifications as are appropriate and the liquidation of the company shall be deemed to have commenced on the date of the appointment of the voluntary liquidator.

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

(n)  Reconstructions

     There are statutory provisions which facilitate arrangements which involve a plan of arrangement being approved by a resolution of directors of the company and application being made to the BVI High Court for approval of the proposed arrangement. Upon approval by the court, the directors of the company, if they are still desirous of executing the plan, shall confirm the plan of arrangement as approved by the court whether or not the court has directed any amendments to be made thereto and give notice to the persons whom the order of court requires notice to be given and submit the plan of arrangement to those persons for such approval, if any, as the court order requires.

     After the plan of arrangement has been so approved, an articles of arrangement shall be executed by the company. The articles of arrangement shall contain the plan of arrangement, the order of the court approving the plan of arrangement and the manner in which the plan of arrangement was approved, if approval was required by the order of the court. The articles of arrangement shall be filed with the BVI Registrar who shall register them. Upon registration of the articles of arrangement, the BVI Registrar shall issue a certificate in the approved form certifying that the articles of arrangement have been registered.

     An arrangement is effective on the date the articles of arrangement are registered by the BVI Registrar or on such date subsequent thereto, not exceeding 30 days, as is stated in the articles of arrangement.

(o)  Compulsory acquisition

     Subject to the memorandum or articles of association of a company, shareholders of the company holding 90 per cent. of the votes of the outstanding shares entitled to vote on a merger or consolidation, and shareholders of the company holding 90 per cent. of the votes of the outstanding shares of each class of shares entitled to vote as a class, may give a written instruction to the company directing the company to redeem the shares held by the remaining shareholders. Upon receipt of the written instruction, the company shall redeem the shares specified in the written instruction irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each shareholder whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected.

(p)  Indemnification

     Section 132 of the BC Act provides that subject to the memorandum or articles of association of a company, the company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company, or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other

APPENDIX I	SUMMARY OF CERTAIN PROVISIONS OF

enterprise, provided that the said person had acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Any indemnity given in breach of the foregoing proviso is void and of no effect.

     Expenses, including legal fees, incurred by a director or a former director in defending any legal, administrative or investigative proceedings may be paid by the company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director or the former director, as the case may be, to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the company. In the case of a former director, the undertaking to be furnished by such former director may also include such other terms and conditions as the company deems appropriate.

     A company may purchase and maintain insurance in relation to any person who is or was a director of the company, or who at the request of the company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability under section 132 of the BC Act.

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

PART A — SUMMARY OF THE EXISTING MEMORANDUM OF ASSOCIATION AND SELECTED EXISTING ARTICLES OF ASSOCIATION OF THE COMPANY

     This summary provides information about certain provisions of the Existing Memorandum of Association (the “Memorandum”) and the Existing Articles of Association (the “Articles”) which comprise the constitution of the Company. The description below is only a summary and is qualified in its entirety by reference to the Memorandum, the Articles and the Companies Law.

1. MEMORANDUM OF ASSOCIATION

(a)	The Memorandum states, inter alia, that the Company is a company limited by shares.

Paragraphs 3 and 4 of the Memorandum state that the objects for which the Company is established are unrestricted and include acting as a holding company and an investment company and that the Company shall have and be capable of exercising all the functions of a natural person, irrespective of any question of corporate benefit, as provided in section 27(2) of the Companies Law and in view of the fact that the Company is an exempted company that the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands.

Paragraph 7 of the Memorandum states that the liability of Shareholders is limited to the amount from time to time unpaid on the Shares respectively held by them.

(b)	The Company may by special resolution alter its Memorandum with respect to any objects, powers or other matters specified therein.

2. ARTICLES OF ASSOCIATION

(a)	Power to issue shares

     Subject to the provisions of the Companies Law and the Articles and, where applicable, the rules of any Designated Stock Exchange (as defined in the Articles) and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, all unissued shares in the Company shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and on such terms and conditions as it may in its absolute discretion determine, but so that no shares shall be issued at a discount.

     Subject to the provisions of the Companies Law and the Memorandum and the Articles and to any special rights conferred on the holders of any shares or class of shares, any share may be issued with or have attached thereto such rights or restrictions, whether with regard to dividend, voting, return of capital, or otherwise, as the Company may by ordinary resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the Board

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

may determine). Subject to the Companies Law, the rules of any Designated Stock Exchange (as defined in the Articles) and the Memorandum and the Articles and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on terms that, at the option of the Company or the holder thereof, they are liable to be redeemed.

     The Board may issue warrants conferring the right upon the holders thereof to subscribe for any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

     Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such offer, option or shares to Shareholders or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Shareholders affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of Shareholders for any purpose whatsoever.

(b)   Power for the Company to purchase its own shares

     The Company is empowered by the Companies Law and the Articles to purchase its own shares subject to certain restrictions and the Board may only exercise this power on behalf of the Company subject to any applicable requirements imposed from time to time by any Designated Stock Exchange.

(c)   Call on shares and forfeiture of shares

     Subject to the Articles and to the terms of allotment, the Board may from time to time make such calls upon the Shareholders in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium). A call may be made payable either in one lump sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20 per cent. per annum as the Board may determine from the day appointed for the payment thereof to the time of actual payment, but the Board may waive payment of such interest wholly or in part. The Board may, if it thinks fit, receive from any Shareholder willing to advance the same, either in money or money’s worth, all or any part of the monies uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the monies so advanced the Company may pay interest at such rate (if any) as the Board may decide.

     If a Shareholder fails to pay any call on the day appointed for payment thereof, the Board may serve not less than 14 clear days’ notice on him requiring payment of the amount unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment and stating that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

     If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

     A person whose shares have been forfeited shall cease to be a Shareholder in respect of the forfeited shares but shall, nevertheless, remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Directors shall in their discretion so require) interest thereon from the date of forfeiture until the date of actual payment at such rate not exceeding 20 per cent. per annum as the Board determines.

(d)   Share certificates

     The Company is not required to issue certificates in respect of its shares to a Shareholder, but may do so upon the request of the Shareholder (without payment).

(e)   Fractional shares

     The Company may issue fractional shares and a fractional share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

(f)   Register of members

     The Directors shall cause there to be kept a register of members, containing the matters required by the Articles. The entry of the name of a person in the register of members as a holder of a share in the Company is prima facie evidence that legal title in the share vests in that person.

     Except as required by law, no person shall be recognized as holding any share upon any trust and the Company shall not be bound to recognize any equitable, contingent, future or partial interest in any share.

(g)   Transfer of shares

     All transfers of shares may be effected by an instrument of transfer in the usual or common form or in such other form as the Board may approve and which may be under hand or, if the transferor or transferee is a clearing house or its nominees(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case in which it thinks fit, in its discretion, to do so and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof. The Board may also resolve either generally or in any particular case, upon request by either the transferor or the transferee, to accept mechanically executed transfers.

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

     The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the principal register to any branch register or any share on any branch register to the principal register or any other branch register.

     Unless the Board otherwise agrees, no shares on the principal register shall be transferred to any branch register nor may shares on any branch register be transferred to the principal register or any other branch register. All transfers and other documents of title shall be lodged for registration and registered, in the case of shares on a branch register, at the relevant registration office and, in the case of shares on the principal register, at the registered office in the Cayman Islands or such other place at which the principal register is kept in accordance with the Companies Law.

     The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which the Company has a lien.

     The Board may decline to recognise any instrument of transfer unless a fee of such maximum sum as any Designated Stock Exchange (as defined in the Articles) may determine to be payable or such lesser sum as the Directors may from time to time require is paid to the Company in respect thereof, the instrument of transfer, if applicable, is properly stamped, is in respect of only one class of share and is lodged at the relevant registration office or registered office or such other place at which the principal register is kept accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

     The registration of transfers may be suspended and the register of members closed on giving notice by advertisement in a relevant newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange (as defined in the Articles), at such times and for such periods as the Board may determine and either generally or in respect of any class of shares. The register of members shall not be closed for periods exceeding in the whole 30 days in any year.

(h)   Transmission of shares

     The survivors (where the deceased was a joint holder) and the personal representatives of a deceased Shareholder shall be the only persons recognised by the Company as having any title to the Shareholder’s share. Any person becoming entitled by operation of law or otherwise to a share in consequence of the death, bankruptcy or winding up of any Shareholder may be registered as a Shareholder upon such evidence being produced as may reasonably be required by the Board. An application by any such person to be registered as a Shareholder shall constitute a transfer of the share

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of the deceased or bankrupt Shareholder. Any person who has become entitled to a share or shares in consequence of the death or bankruptcy of any Shareholder may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share and shall execute a share transfer.

(i)    Power to alter shares

     The Company may from time to time by ordinary resolution in accordance with the relevant provisions of the Companies Law:

(i)	increase its capital by such sum, to be divided into shares of such amounts as the resolution shall prescribe;

(ii)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares. On any consolidation of fully paid shares and division into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions in due proportion or may be paid to the Company for the Company’s benefit;

(iii)	divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares as the Directors may determine;

(iv)	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum, subject nevertheless to the provisions of the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares;

(v)	cancel any shares which, at the date of passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled.

     The Company may subject to the provisions of the Companies Law reduce its share capital or any share premium account or any capital redemption reserve in any way by special resolution.

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(j)   Distributions

     Subject to the Companies Law, the Company in general meeting may declare dividends in any currency to be paid to the Shareholders but no dividend shall be declared in excess of the amount recommended by the Board.

     The Articles provide dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. With the sanction of an ordinary resolution dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Companies Law.

     Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide, (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share; and (ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. The Board may deduct from any dividend or other monies payable to any Shareholder or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

     Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve either (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or (b) that the Shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. The Company may also upon the recommendation of the Board by an ordinary resolution resolve in respect of any one particular dividend of the Company that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to Shareholders to elect to receive such dividend in cash in lieu of such allotment.

     Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address, or in the case of joint holders, addressed to the holder whose name stands first in the register of the Company in respect of the shares at his address as appearing in the register or addressed to such person and at such addresses as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

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     Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

     All dividends or bonuses unclaimed for 1 year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted as a trustee in respect thereof. Any dividends or bonuses unclaimed after a period of 6 years after the date of declaration shall be forfeited and shall revert to the Company.

     No dividend or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

(k)   General meetings

     An annual general meeting of the Company must be held in each year, other than the year of incorporation (within a period of not more than 15 months after the holding of the last preceding annual general meeting or a period of not more than 18 months after the date of incorporation, unless a longer period would not infringe the rules of any Designated Stock Exchange (as defined in the Articles)) at such time and place as may be determined by the Board.

     An annual general meeting and any extraordinary general meeting at which it is proposed to pass a special resolution shall be called by at least 21 clear days’ notice in writing, and any other extraordinary general meeting shall be called by at least 14 clear days’ notice (in each case exclusive of the day on which the notice is served or deemed to be served and of the day for which it is given). The notice must specify the time and place of the meeting and, in the case of special business, the general nature of that business. In addition, notice of every general meeting shall be given to all Shareholders of the Company other than such Shareholders as, under the provisions of the Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the auditors for the time being of the Company.

     Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(i)	in the case of a meeting called as an annual general meeting, by all Shareholders of the Company entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the Shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the issued shares giving that right.

     No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman.

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     Save as otherwise provided by the Articles, the quorum for a general meeting shall be two Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and entitled to vote, holding or representing by proxy not less than one-third in nominal value of the issued shares of that class.

     A corporation being a Shareholder shall be deemed for the purpose of the Articles to be present in person if represented by its duly authorised representatives being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of Shareholders of the Company.

     All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(i)	the declaration and sanctioning of dividends;

(ii)	the consideration and adoption of the accounts and balance sheet and the reports of the Directors and the auditors;

(iii)	the election of Directors in place of those retiring;

(iv)	the appointment of auditors and other officers;

(v)	the fixing of the remuneration of the Directors and of the auditors; and

(vi)	the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares of the Company representing not more than 20 per cent. in nominal value of its existing share capital.

(l)   Voting at general meetings

     Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with the Articles, at any general meeting on a show of hands, every Shareholder who is present in person or by proxy or being a corporation, is present by its duly authorised representative shall have one vote and on a poll every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in the Articles, where more than one proxy is appointed by a Shareholder which is a clearing house (or its nominee), each such proxy shall have one vote on a show of hands. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

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     At any general meeting a resolution put to the vote of the meeting is to be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of the meeting or (ii) at least three Shareholders present in person or, in the case of a Shareholder being a corporation, by its duly authorised representative or by proxy for the time being entitled to vote at the meeting or (iii) any Shareholder or Shareholders present in person or, in the case of a Shareholder being a corporation, by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting or (iv) a Shareholder or Shareholders present in person or, in the case of a Shareholder being a corporation, by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

     If a recognised clearing house is a Shareholder of the Company it may authorise such person or persons (or its nominee) as it thinks fit to act as its representative(s) at any meeting of the Company or at any meeting of any class of Shareholders of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Shareholder of the Company.

     Pursuant to the Articles, a special resolution of the Company must be passed by a majority of not less than three-fourths of the votes cast by such Shareholders as, being entitled so to do, vote in person or, in the case of such Shareholders as are corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which not less than 21 clear days’ notice, specifying the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the Shareholders having a right to attend and vote at such meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right and, in the case of an annual general meeting, if so agreed by all Shareholders entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than 21 clear days’ notice has been given.

     A copy of any special resolution must be forwarded to the Cayman Registrar within 15 days of being passed.

     An ordinary resolution is defined in the Articles to mean a resolution passed by a simple majority of the votes of such Shareholders of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles.

(m)   Election of directors

     At each annual general meeting, one third of the Directors for the time being (or if their number is not a multiple of 3, the number nearest to but not greater than one third) will retire from office by

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rotation provided that every Director shall be subject to retirement by rotation at least once every three years. Any further Directors to retire will be those who have been longest in office since their last re-election or appointment but as between persons who became or were last re-elected Directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. There are no provisions relating to retirement of Directors upon reaching any age limit.

     The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. Neither a Director nor an alternate Director is required to hold any shares in the Company by way of qualification.

     A Director may be removed by an ordinary resolution of the Company before the expiration of his period of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may by ordinary resolution appoint another in his place. Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two. There is no maximum number of Directors.

     The office of Director shall be vacated:

(i)	if he resigns his office;

(ii)	becomes of unsound mind or dies;

(iii)	if, without special leave, he is absent from meetings of the Board (unless an alternate director appointed by him attends) for six (6) consecutive months, and the Board resolves that his office is vacated;

(iv)	if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(v)	if he is prohibited from being a Director by law;

(vi)	if he ceases to be a Director by virtue of any provision of law or is removed from office pursuant to the Articles.

     The Board may from time to time appoint one or more of its body to be managing director, joint managing director, or deputy managing director or to hold any other employment or executive office with the Company for such period and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. The Board may delegate any of its powers, authorities and discretions to committees consisting of such Director or Directors and other persons as the Board

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thinks fit, and it may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

     The Companies Law and the Articles provide that the Company is required to maintain at its registered office a register of directors and officers which is not available for inspection by the public. A copy of such register must be filed with the Cayman Registrar and any change must be notified to the Cayman Registrar within 30 days of any change in such directors or officers.

(n)   Remuneration of directors

     The ordinary remuneration of the Directors shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board may agree or, failing agreement, equally, except that any Director holding office for part only of the period in respect of which the remuneration is payable shall only rank in such division in proportion to the time during such period for which he held office. The Directors shall also be entitled to be prepaid or repaid all travelling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any Board meetings, committee meetings or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties as Directors.

     Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a Director. An executive Director appointed to be a managing director, joint managing director, deputy managing director or other executive officer shall receive such remuneration (whether by way of salary, commission or participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration may be either in addition to or in lieu of his remuneration as a Director.

     The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s monies to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit with the Company or any of its subsidiaries) and ex-employees of the Company and their dependents or any class or classes of such persons.

     The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other benefits to employees and

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ex-employees and their dependents, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

(o)   Resignation of directors

     A director may resign by notice in writing delivered to the Company at the registered office of the Company for the time being or tendered at a meeting of the Board whereupon the Board resolves to accept such resignation.

     Payments to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must be approved by the Company in general meeting.

(p)   Directors to Manage Business

     The business of the Company shall be managed and conducted by the Board, which has all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company as are not by the Companies Law or by the Articles required to be exercised by the Company in general meeting, subject to any delegation of such powers as may be authorised by the Articles and to such regulations as may be prescribed by the Company in general meeting; but no such regulation shall prevail if it is inconsistent with the Articles nor shall such regulation invalidate any prior act of the Board which would have been valid if such regulation had not been made.

(q)   Committees of directors

     The Board may delegate any of its powers to committees consisting of such Directors or other persons as it thinks fit. Each committee has such powers and authorities as may be prescribed by the Board subject to the restrictions contained in the Articles.

     The Directors may appoint any person, including a person who is a Director, to be an officer or agent of the Company. Such officers may consist of a chairman, a secretary and such other officers as may from time to time be determined by the Board.

(r)   Conflicts of Interest

     A Director may hold any other office or place of profit with the Company (except that of the auditor of the Company) in conjunction with his office of Director for such period and, subject to the Articles, upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) in addition to any remuneration provided for by or pursuant to any other Articles. A Director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any

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other company in which the Company may be interested, and shall not be liable to account to the Company or the Shareholders for any remuneration, profits or other benefits received by him as a director, officer or shareholder of, or from his interest in, such other company. Subject as otherwise provided by the Articles, the Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

     Subject to the Companies Law and the Articles, no Director or proposed or intended Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Shareholders for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or the fiduciary relationship thereby established. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case, at the first meeting of the Board after he knows that he is or has become so interested.

     A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or other proposal in which he or any of his associate(s) is materially interested but this prohibition shall not apply to any of the following matters, namely:

(i)	any contract or arrangement for giving of any security or indemnity to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii)	any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii)	any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv)	any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

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(v)	any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director together with any of his associates is beneficially interested in 5 per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest is derived); or

(vi)	any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death, or disability benefits scheme or other arrangement which relates both to Directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

     There are provisions in the Articles prohibiting the making of loans to Directors.

(s)   Indemnification and Exculpation

     The Directors, secretary, officers and auditor, acting in relation to the affairs of the Company are indemnified out of the assets and profits of the Company against all actions, costs, losses, damages and expenses which they may sustain by reason of any act done in execution of their duty or supposed duty and each Shareholder waives any claim whether individually or in the name of the Company for any action taken or failure to take action in the performance of their duties save for fraud and dishonesty.

(t)   Meetings of the board of directors

     The Board may meet for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Any Director or the secretary on the request of a Director may convene a meeting of the Board. The quorum may be fixed by the Board and unless so fixed will be two Directors.

     Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have an additional or casting vote.

(u)   Accounts and audit

     The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Companies Law or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

     The accounting records shall be kept at the registered office or at such other place or places as the Board decides and shall always be open to inspection by any Director. No Shareholder (other than a Director) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

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     A copy of every balance sheet and profit and loss account (including every document required by law to be annexed thereto) which is to be laid before the Company at its general meeting, together with a printed copy of the Directors’ report and a copy of the auditors’ report, shall not less than 21 days before the date of the meeting be sent to every person entitled to receive notices of general meetings of the Company under the provisions the Articles.

     Auditors shall be appointed and the terms and tenure of such appointment and their duties at all times regulated in accordance with the provisions of the Articles. The remuneration of the auditors shall be fixed by the Company in general meeting or in such manner as the Shareholders may determine.

     The financial statements of the Company shall be audited by the auditor in accordance with generally accepted auditing standards. The auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the auditor shall be submitted to the Shareholders in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the auditor should disclose this fact and name such country or jurisdiction.

(v)   Liquidation

     A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

     Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such Shareholders in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the Shares held by them respectively.

     If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Companies Law divide among the Shareholders in specie or kind the whole or any part of the assets of the Company whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of Shareholders as the liquidator, with the like authority, shall think fit, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(w)   Fundamental changes

     There are no specific provisions in the Articles relating to the disposal of the assets of the Company or any of its subsidiaries. The Directors may, however, exercise all powers and do all acts and things which may be exercised or done or approved by the Company and which are not required by the Articles or the Companies Law to be exercised or done by the Company in general meeting.

(x)   Rights of the minorities in relation to fraud or oppression

     There are no provisions in the Articles relating to rights of minority shareholders in relation to fraud or oppression. However, certain remedies are available to shareholders of the Company under the Companies Law.

(y)   Continuation under Foreign Law

     The Board may resolve to deregister the Company in the Cayman Islands and continue the Company under the laws of a jurisdiction outside the Cayman Islands in the manner provided under those laws.

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

PART B — SUMMARY OF NEW MEMORANDUM OF ASSOCIATION AND NEW ARTICLES OF ASSOCIATION OF THE COMPANY TO BE ADOPTED ON THE CONTINUATION OF THE COMPANY INTO THE BVI

     This summary provides information about certain provisions of the New Memorandum of Association (the “New Memorandum”) and New Articles of Association (the “New Articles”), in each case as proposed to be adopted by the Company on the continuation of the Company into the BVI. The description below is only a summary and is qualified in its entirety by reference to the New Memorandum, New Articles and the BC Act.

1.	New Memorandum

     Paragraph 2 of the New Memorandum states that the Company is a company limited by shares.

     Paragraph 4 of the New Memorandum states that, subject to the BC Act and any other BVI legislation, the Company has, irrespective of corporate benefit, full capacity to carry on or undertake any business activity, do any act or enter into any transaction, and for these purposes, the Company has full rights, powers and privileges.

     Paragraph 5 of the New Memorandum states that the Company is authorized to issue up to a maximum of 3,000,000,000 shares of one class without par value.

     Paragraph 6 of the New Memorandum states that, subject to the New Articles, the terms of the issue of any share, or any Resolution of Members (as defined in the New Articles) to the contrary, a share of the Company confers on the holder (a) the right to one vote at a meeting of the Shareholders or on any Resolution of Members; (b) the right to an equal share in any Distribution paid by the Company; and (c) the right to an equal share in the distribution of the surplus assets of the Company on a winding up.

2.	New Articles

	(a)	Power to issue shares

     Subject to the provisions of the New Memorandum, the unissued shares of the Company shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as the Company may by Resolution of Directors determine.

     “Resolution of Directors” means (a) a resolution approved at a duly constituted meeting of directors or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present who voted and did not abstain; or (b) a resolution consented to in writing by all of the directors or of all the members of the committee, as the case may be, provided that for (b) only, “director” shall not include an alternate.

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

Subject to the New Articles, a share may be issued for consideration in any form, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

(b) Power of the Company to purchase its shares

The Company may purchase, redeem or otherwise acquire and hold its own shares.

     The Company may not purchase, redeem or otherwise acquire its own shares without the consent of Shareholders whose shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the BC Act or any provision of the New Memorandum or the New Articles to purchase, redeem or otherwise acquire the shares without their consent.

     The directors shall not make an offer under the New Articles unless they have passed a Resolution of Directors stating that, in their opinion (a) the purchase, redemption or other acquisition is to the benefit of the remaining Shareholders and (b) that the terms of the offer and the consideration offered for the shares are fair and reasonable to the Company and to the remaining Shareholders, and setting out the reasons for their opinion.

     No acquisition of shares shall be made unless the directors are satisfied that immediately after the acquisition the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due.

     Shares that are repurchased, redeemed or otherwise acquired by the Company may be cancelled or held by the Company as Treasury Shares (as defined in the New Articles). All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by or against the Company while it holds the share as a Treasury Share.

(c)   Forfeiture of shares

     Where a share is not fully paid for on issue, the directors may, subject to the terms on which the share was issued, at any time serve upon the Shareholder a written notice of call specifying a date for payment to be made. Where a notice has been issued and the requirements of the notice have not been complied with, the directors by Resolution of Directors may, at any time before tender of payment forfeit and cancel the share to which the notice relates. Upon forfeiture and cancellation pursuant to the New Articles, the Company shall be under no obligation to refund any moneys to that Shareholder and that Shareholder shall be discharged from any further obligation to the Company as regards the forfeited share.

     The BC Act provides that the liability of a shareholder to a company, as shareholder, is limited to (i) any amount unpaid on a share held by the shareholder, (ii) any liability expressly provided for in the memorandum and articles of association of a company and (iii) any liability to repay a distribution under section 58(1) of the BC Act.

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

(d)   Share certificates

     The Company is not required to issue certificates in respect of its shares to a Shareholder, but may elect to do so by Resolution of Directors upon the request and at the expense of the Shareholder.

(e)   Fractional shares

     The Company may issue fractional shares and a fractional share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

(f)   Register of members

     The directors shall cause there to be kept a register of members, containing the matters required by the New Articles. The entry of the name of a person in the register of members as a holder of a share in the Company is prima facie evidence that legal title in the share vests in that person.

     The Company may treat the holder of a registered share as the only person entitled to (a) exercise any voting rights attaching to the share; (b) receive notices; (c) receive a distribution in respect of the share; and (d) exercise other rights and powers attaching to the share.

(g)   Transfer of Registered Shares

     Registered shares in the Company shall only be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. The Company shall, on receipt of an instrument of transfer, enter the name and address of the transferee of the share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution.

     The directors may refuse or delay the registration of a transfer where they reasonably determine that it is in the best interest of the Company to do so. Where the directors pass a resolution to refuse or delay the registration of a transfer, the Company shall, as soon as practicable, send the transferor and the transferee a notice of the refusal or delay.

     The transfer of a share is effective when the name of the transferee is entered in the register of members and the Company shall not be required to treat a transferee of a share in the Company as a Shareholder until the transferee’s name has been entered in the register of members.

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

(h)   Transmission of Registered Shares

     The personal representative of a deceased Shareholder, the guardian of an incompetent Shareholder or the trustee of a bankrupt Shareholder shall be the only person recognised by the Company as having any title to the Shareholder’s share. Any person becoming entitled by operation of law or otherwise to a share in consequence of the death, incompetence or bankruptcy of any Shareholder may be registered as a Shareholder upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a Shareholder shall for all purposes be deemed to be a transfer of the share of the deceased, incompetent or bankrupt Shareholder and the directors shall treat it as such. Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any Shareholder may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share and such request shall likewise be treated as if it were a transfer.

(i)   Power to Alter Shares

     The Company may amend the New Memorandum to increase or reduce the maximum number of shares that the Company is authorised to issue, or to authorise the Company to issue an unlimited number of shares. Subject to the New Memorandum and the New Articles, the Company may (a) divide its shares, including issued shares, into a larger number of shares; or (b) combine its shares, including issued shares, into a smaller number of shares; provided that, where shares are divided or combined, the aggregate par value (if any) of the new shares must be equal to the aggregate par value (if any) of the original shares.

(j)   Distributions

     The directors may, by a Resolution of Directors, authorise a Distribution by the Company to Shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately after the Distribution, the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due.

     Subject to the prior approval of Shareholders, by a Resolution of Members, the directors may, by a Resolution of Directors, authorise any Distribution by the Company to Shareholders to be paid in any form or manner, or any combination of any form or manner, including (without limitation) money, a promissory note, real property or personal property.

     “Distribution” means (a) the direct or indirect transfer of an asset, other than the Company’s own shares, to or for the benefit of a Shareholder; or (b) the incurring of a debt to or for the benefit of a Shareholder; in relation to shares held by a Shareholder and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of shares, a transfer of indebtedness or otherwise, and includes a dividend.

     “Resolution of Members” means (a) a resolution approved at a duly constituted meeting of Shareholders by the affirmative vote of a simple majority of the votes of those Shareholders entitled to vote and voting on the resolution; or (b) a resolution consented to in writing by the affirmative vote of a simple majority of the votes of those Shareholders entitled to vote on the resolution.

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

     Any Distributions due to untraceable Shareholders may be transferred to a trustee appointed by the directors. For this purpose, a Shareholder shall be deemed to be untraceable if (i) he has no registered address or, (ii) on the last two consecutive occasions on which a Distribution has been paid by the Company a cheque payable to such Shareholder either (a) has been sent to such Shareholder and has been returned undelivered or has not been cashed or, (b) has not been sent to such Shareholder because on an earlier occasion a cheque for a Distribution so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or (c) this Circular has been sent to such Shareholder and has been returned undelivered. The trustee will hold the Distribution or other payments due to untraceable Shareholders upon the winding up of the Company on trust for such untraceable Shareholders until the expiration of one month after the date on which the Company is wound up. On the expiration of such period of one month, untraceable Shareholders will have no right to any Distribution or any payment due to Shareholders upon the winding up of the Company and the trustee will transfer the balance of the monies held on trust in respect of which claims have not been made (after deduction of any expenses and costs incurred) to any one or more charitable organisations as the trustee in his absolute and sole discretion considers appropriate.

     Distribution made to a Shareholder at a time when, immediately after the Distribution, the value of the Company’s assets did not exceed its liabilities and the Company was not able to pay its debts as they fell due, is subject to recovery in accordance with the provisions of the BC Act.

(k)   General Meetings

     The directors, by Resolution of Directors, may convene meetings of the Shareholders of the Company at such times and in such manner as the directors consider necessary or desirable.

     The directors shall call a meeting of the Shareholders if requested in writing to do so by Shareholders entitled to exercise at least thirty percent of the voting rights in respect of the matter for which the meeting is being requested.

     The directors shall give not less than seven days notice of meetings of Shareholders to those persons whose names, on the date the notice is given, appear as Shareholders in the register of members of the Company and are entitled to vote at the meeting. A meeting of Shareholders held in contravention of the foregoing requirement is valid if Shareholders holding a ninety percent majority of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall be deemed to constitute waiver on his part. A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

     A meeting of Shareholders is properly constituted if at the commencement of the meeting there are present in person or by proxy not less than fifty percent of the votes of the shares or class or series of shares entitled to vote on Resolutions of Members to be considered at the meeting.

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

(l)   Voting at general meetings

     At any meeting of the Shareholders the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof.

     If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

     A Shareholder may be represented at a meeting of Shareholders by a proxy (who need not be a Shareholder) who may speak and vote on behalf of the Shareholder. Any person other than an individual which is a Shareholder may by resolution in writing (certified or signed by a duly authorised person) of its directors or other governing body authorise such person as it thinks fit to act as its representative (“Representative”) at any meeting of the Shareholders or at the meeting of the Shareholders of any class or series of shares and the Representative shall be entitled to exercise the same powers on behalf of the Shareholder which he represents as that Shareholder could exercise if it were an individual.

     Directors of the Company may attend and speak at any meeting of Shareholders of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

(m)   Election of Directors

     The directors may, by Resolution of Directors, elect any number of additional directors as they may determine up to the maximum number set by the New Articles. Thereafter, the directors shall be elected by the Shareholders by Resolution of Members.

     A director shall not require a share qualification, and may be an individual or a company.

     The maximum number of directors shall be fixed by a Resolution of Members.

     Each director shall hold office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, resignation or removal.

     A director may be removed from office, with or without cause by a Resolution of Members at a meeting of the Shareholders called for the purpose of removing the director or for purposes including the removal of the director; or by a Resolution of Members consented to in writing by all of the Shareholders entitled to vote thereon.

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

     The directors may appoint one or more directors to fill a vacancy on the Board. There is a vacancy on the Board if a director dies or otherwise ceases to hold office as a director prior to the expiration of his term of office or there is otherwise a vacancy in the number of directors as fixed pursuant to the New Articles.

(n)   Remuneration of Directors

     With the prior or subsequent approval by a Resolution of Members, the directors may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

(o)   Resignation of directors

     A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

(p)   Directors to Manage Business

     The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors, who have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may exercise all such powers of the Company as are not by the BC Act or by the New Memorandum or the New Articles required to be exercised by the Shareholders, subject to any delegation of such powers as may be authorised by the New Articles and to such requirements as may be prescribed by a Resolution of Members; but no requirement made by a Resolution of Members shall prevail if it is inconsistent with the New Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

(q)   Committees of Directors

     The directors may, by a Resolution of Directors, designate one or more committees of directors, each consisting of one or more directors. Each committee of directors has such powers and authorities of the directors, including the power and authority to affix the Seal, as are set forth in the Resolution of Directors establishing the committee, subject to the restrictions contained in the New Articles.

     The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. Such officers may consist of a chairman of the Board, a vice chairman of the Board, a president and one or more vice presidents, secretaries and treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

     Each officer or agent has such powers and authorities of the directors, including the power and authority to affix the Seal (as defined in the New Articles), as are set forth in the Resolution of Directors appointing the officer or agent subject to the restrictions set forth in the New Articles.

(r)   Conflicts of Interest

     A director shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the Board, unless the transaction or proposed transaction (a) is between the director and the Company and (b) is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions. A transaction entered into by the Company in respect of which a director is interested is voidable by the Company unless the director complies with the foregoing provisions or (a) the material facts of the interest of the director in the transaction are known by the Shareholders entitled to vote at a meeting of Shareholders and the transaction is approved or ratified by a Resolution of Members or (b) the Company received fair value for the transaction.

     A director who is interested in a transaction entered into or to be entered into by the Company may vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the Company, or do any other thing in his capacity as director that relates to the transaction.

(s)   Indemnification and Exculpation

     The Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

     The foregoing right of indemnification does not apply to a person referred to in that paragraph unless the person acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

     The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability under the foregoing paragraph.

(t)   Meetings of the board of directors

     The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the BVI as they may determine to be necessary or desirable. Any director or the Secretary (as defined in the New Articles) of the Company may call a meeting of directors. The quorum necessary for the transaction of business at a meeting of directors shall be two directors.

     At every meeting of the directors the chairman of the Board shall preside as chairman of the meeting. If there is no chairman of the Board or if the chairman of the Board is not present at the meeting, the vice chairman of the Board shall preside. If there is no vice chairman of the Board or if the vice chairman of the Board is not present at the meeting, the directors present shall choose one of their number to be chairman of the meeting.

(u)   Accounts

     The Company shall keep records that are sufficient to show and explain the Company’s transactions; and will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

     If the Shareholders, by a Resolution of Members, determine, the directors shall cause to be made out and served on the Shareholders or laid before a meeting of Shareholders at some date not later than eighteen months after the incorporation of the Company, and subsequently once at least in every calendar year, a profit and loss account for a period in the case of the first account since the incorporation of the Company and in any other case, since the preceding account, made to a date not earlier than the date of the notice by more than twelve months, and a balance sheet as at the date to which the profit and loss account is made up. The Company’s profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit or loss of the Company for that financial period, and a true and fair view of the state of affairs of the Company as at the end of that financial period.

     A copy of such profit and loss account and balance sheet shall be served on every Shareholder in the manner and with similar notice to that prescribed in the New Articles for calling a meeting of Shareholders or upon such shorter notice as the Shareholders may agree to accept. The Company may by Resolution of Members call for the accounts to be examined by an auditor.

APPENDIX II	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES OF ASSOCIATION AND
THE NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

(v)   Voluntary liquidation

     The Company may be liquidated in accordance with the BC Act only if (a) it has no liabilities; or (b) it is able to pay its debts as they fall due. The directors shall be permitted to pass a resolution of Directors for the appointment of an eligible individual as a voluntary liquidator of the Company if the Shareholders have, by a Resolution of Members, approved the liquidation plan in accordance with the BC Act.

(w)   Fundamental Changes

     Notwithstanding section 175 of the BC Act, the directors may sell, transfer, lease, exchange or otherwise dispose of the assets of the Company without the sale, transfer, lease, exchange or other disposition being authorised by a Resolution of Members.

(x)  Continuation under Foreign Law

     The Company may by Resolution of Members or by Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the BVI in the manner provided under those laws.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

     The following is the text of a report received from the reporting accountants of the Company, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

PricewaterhouseCoopers 22nd Floor, Prince’s Building Central Hong Kong

7 November 2006

The Directors
SUNDAY Communications Limited

Dear Sirs

     We set out below our report on the financial information relating to SUNDAY Communications Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) for each of the three years ended 31 December 2005, 2004 and 2003 and the six months ended 30 June 2006 and 2005 (“the Relevant Periods”) for inclusion in the circular of the Company dated 7 November 2006 in connection with the proposed disposal of substantially all the operating businesses and assets of the Group through the disposal of the entire issued share capital of SUNDAY Holdings (Hong Kong) Corporation (“SUNDAY Holdings”) to PCCW Limited (“PCCW”), the controlling shareholder of the Group (the “Disposal”) (the “Circular”).

     The Company was incorporated in the Cayman Islands on 24 November 1999 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands.

     As at the date of this report, the Company has direct and indirect interests in the subsidiaries and the joint venture as set out in notes 29 and 17 respectively of Section I below, all of which are private companies, or, if incorporated or established outside Hong Kong, have substantially the same characteristics as a Hong Kong incorporated private company.

     All companies now comprising the Group and the joint venture have adopted 31 December as their financial year end date. We acted as auditors of the Group and the joint venture for the three years ended 31 December 2005, 2004 and 2003.

     We have examined the audited consolidated financial statements of the Group for each of the three years ended 31 December 2005, 2004 and 2003 and unaudited consolidated financial statements of the Group for the six months ended 30 June 2006, and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline 3.340 “Prospectuses and the Reporting Accountant” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

     We have reviewed the consolidated financial statements for the six months ended 30 June 2005 in accordance with SAS 700 “Engagements to review interim financial reports” issued by the HKICPA. A review consists principally of making enquiries of the Group management and applying analytical procedures to the financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the consolidated financial statements for the six months ended 30 June 2005.

     The financial information as set out in Sections I and II (“Financial Information”) has been prepared based on the audited consolidated financial statements or, where appropriate, the unaudited consolidated financial statements of the Group for the Relevant Periods, on the basis set out in Section I below, after making such adjustments as are appropriate. The directors of the Company, at the Relevant Periods, are responsible for preparing these financial statements which give a true and fair view. In preparing these financial statements, it is fundamental that appropriate accounting policies are selected and applied consistently.

     The directors of the Company are responsible for the Financial Information. It is our responsibility to form an independent opinion, based on our examination and review, on the Financial Information and to report our opinion.

     In our opinion, the Financial Information, for the purpose of this report, gives a true and fair view of the state of affairs of the Company and the Group as at 31 December 2005, 2004 and 2003 and 30 June 2006 and of the results and cash flows of the Group for the periods then ended.

     Moreover, on the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to financial information for the six months ended 30 June 2005.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

I. FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENTS

		Year ended 31 December			Six months ended 30 June
		2005	2004	2003	2006	2005
	Note(s)	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(Unaudited)

Mobile services		993,481	1,031,689	1,150,570	526,185	490,956
Sales of mobile phones
and accessories		165,958	126,920	109,471	116,012	70,107

Turnover	5	1,159,439	1,158,609	1,260,041	642,197	561,063
Cost of inventories sold and
services provided	6	(408,710)	(341,421)	(326,533)	(228,273)	(173,441)

		750,729	817,188	933,508	413,924	387,622

Network costs		(300,389)	(239,375)	(253,386)	(207,732)	(146,079)
Depreciation	15	(225,939)	(228,645)	(233,293)	(161,631)	(110,905)
Amortisation	16	(31,592)	(25,978)	(29,812)	(65,278)	(14,611)
Salaries and related costs	13	(165,591)	(145,683)	(173,024)	(70,048)	(74,342)
Rent, rates and utilities		(52,907)	(47,514)	(56,330)	(28,671)	(25,889)
Other operating costs		(130,149)	(99,530)	(98,310)	(82,200)	(64,943)

	5 & 7	(155,838)	30,463	89,353	(201,636)	(49,147)
Interest income		676	218	2,526	1,218	311
Finance costs	8	(41,819)	(26,050)	(52,314)	(70,099)	(12,430)
Share of loss from a joint venture	17	—	(258)	(4,426)	—	—

(Loss)/Profit attributable to
shareholders for the
year/period	10	(196,981)	4,373	35,139	(270,517)	(61,266)

(Loss)/Earnings per share (basic and diluted) (cents)	11	(6.6)	0.15	1.2	(9.05)	(2.05)

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

CONSOLIDATED BALANCE SHEETS

		As at 31 December			As at 30 June
		2005	2004	2003	2006
	Note(s)	HK$’000	HK$’000	HK$’000	HK$’000

Non-current assets
Fixed assets	15	1,385,255	1,064,947	992,745	1,546,905
Intangible assets	16	847,916	794,292	258,788	834,398
Investment in a joint venture	17	—	—	—	—
Deposits and prepayments
— non-current portion	20	25,964	—	—	27,728
Restricted cash deposits	18	822	1,130	1,699	—

		2,259,957	1,860,369	1,253,232	2,409,031
		------------	------------	------------	------------
Current assets
Restricted cash deposits	18	—	—	209,643	838
Inventories	19	24,397	13,868	11,621	35,556
Trade receivables, net	20	76,508	73,665	81,069	84,576
Deposits, prepayments and other receivables	20	288,030	108,831	82,677	201,988
Amounts due from fellow subsidiaries	20 & 28	2,506	—	—	14,867
Cash and cash equivalents		33,409	114,565	102,413	17,742

		424,850	310,929	487,423	355,567
		------------	------------	------------	------------
Current liabilities
Trade payables	21	48,584	60,227	71,600	35,766
Other payables and accrued charges		233,198	205,841	152,791	260,055
Subscriptions received in advance		72,056	68,847	87,567	77,044
Amounts due to fellow subsidiaries	21 & 28	7,183	—	—	110,486
Amount due to ultimate holding company	28	2,033	—	—	—
Current portion of obligations under
finance leases	23	937	—	—	961
Current portion of long-term loans	23	—	—	296,368	—

		363,991	334,915	608,326	484,312
		------------	------------	------------	------------
Net current assets/(liabilities)		60,859	(23,986)	(120,903)	(128,745)
		------------	------------	------------	------------
Total assets less current liabilities		2,320,816	1,836,383	1,132,329	2,280,286

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

		As at 31 December			As at 30 June
		2005	2004	2003	2006
	Note(s)	HK$’000	HK$’000	HK$’000	HK$’000

Financed by:

Share capital	22	299,000	299,000	299,000	299,000
Reserves/(Deficits)		214,263	411,244	406,871	(56,254)

Shareholders’ equity		513,263	710,244	705,871	242,746
		-----------	-----------	-----------	-----------
Long-term liabilities
3G Licence fee liability	2(b)	582,334	532,460	—	609,223
Long-term vendor loans	23	—	592,740	425,000	—
Loans from fellow subsidiaries	23 & 28	1,203,780	—	—	1,403,780
Obligations under finance leases
— long-term portion	23	1,241	—	—	754
Asset retirement obligations		17,839	—	—	22,244
Subscriptions received in advance		2,359	939	1,458	1,539

		1,807,553	1,126,139	426,458	2,037,540
		-----------	-----------	-----------	-----------
		2,320,816	1,836,383	1,132,329	2,280,286

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

COMPANY BALANCE SHEETS

		As at 31 December			As at 30 June
		2005	2004	2003	2006
	Note(s)	HK$’000	HK$’000	HK$’000	HK$’000

Non-current assets
Investments in subsidiaries	29	2,336,215	2,348,891	2,360,501	2,324,038
		-----------	-----------	-----------	-----------
Current assets
Amount due from a fellow subsidiary	28	—	—	—	9,126
Prepayments and other receivables		888	1,163	530	—
Cash and cash equivalents		76	77	77	75

		964	1,240	607	9,201
Current liabilities
Other payables and accrued charges		922	1,269	2,129	841

Net current assets/(liabilities)		42	(29)	(1,522)	8,360
		-----------	-----------	-----------	-----------
		2,336,257	2,348,862	2,358,979	2,332,398

Financed by:

Share capital	22	299,000	299,000	299,000	299,000
Reserves		2,037,257	2,049,862	2,059,979	2,033,398

Shareholders’ equity		2,336,257	2,348,862	2,358,979	2,332,398

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital HK$’000	Reserve arising from reorganisation HK$’000	Share Premium HK$’000	Accumulated losses HK$’000	Total shareholders’ equity HK$’000

As at 1 January 2003	299,000	1,254,000	2,124,424	(3,006,692)	670,732
Profit for the year	—	—	—	35,139	35,139

As at 31 December 2003	299,000	1,254,000	2,124,424	(2,971,553)	705,871

As at 1 January 2004	299,000	1,254,000	2,124,424	(2,971,553)	705,871
Profit for the year	—	—	—	4,373	4,373

As at 31 December 2004	299,000	1,254,000	2,124,424	(2,967,180)	710,244

As at 1 January 2005	299,000	1,254,000	2,124,424	(2,967,180)	710,244
Loss for the year	—	—	—	(196,981)	(196,981)

As at 31 December 2005	299,000	1,254,000	2,124,424	(3,164,161)	513,263

As at 1 January 2006	299,000	1,254,000	2,124,424	(3,164,161)	513,263
Loss for the period	—	—	—	(270,517)	(270,517)

As at 30 June 2006	299,000	1,254,000	2,124,424	(3,434,678)	242,746

As at 1 January 2005	299,000	1,254,000	2,124,424	(2,967,180)	710,244
Loss for the period (unaudited)	—	—	—	(61,266)	(61,266)

As at 30 June 2005 (unaudited)	299,000	1,254,000	2,124,424	(3,028,446)	648,978

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended 31 December			Six months ended 30 June
		2005	2004	2003	2006	2005
	Note(s)	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(Unaudited)

Net cash inflow from
operating activities	24(a)	31,876	209,714	279,693	71,412	77,367
		-------------	------------	-------------	------------	-------------
Investing activities
Advance to a joint venture		—	(258)	(1,104)	—	—
Purchases of fixed assets		(512,594)	(143,387)	(73,409)	(236,710)	(161,571)
Proceeds from disposals of
fixed assets		38	163	66	567	—
Decrease/(Increase) in restricted
cash deposits		308	210,212	(52,721)	(16)	322
Payment of subscriber
acquisition costs	16	(34,602)	(24,807)	(37,779)	(50,457)	(15,158)
Payment of capitalised finance costs	8	(740)	(4,611)	—	—	—

Net cash (outflow)/inflow
from investing activities		(547,590)	37,312	(164,947)	(286,616)	(176,407)
		------------	------------	------------	------------	------------
Financing activities
Repayment of bank loans		—	(240,000)	(180,000)	—	—
Repayment of long-term
vendor loans		(859,921)	(556,324)	(134,550)	—	—
Increase in long-term vendor loans		98,420	572,917	252,778	—	98,420
Increase in loans from
fellow subsidiaries		1,203,780	—	—	200,000	—
Payment of finance costs		(6,855)	(11,467)	—	—	(1,232)
Capital element of finance
lease payments		(866)	—	(138)	(463)	(490)

Net cash inflow/(outflow)
from financing activities		434,558	(234,874)	(61,910)	199,537	96,698
		------------	------------	------------	------------	------------
(Decrease)/Increase in cash
and cash equivalents		(81,156)	12,152	52,836	(15,667)	(2,342)
Cash and cash equivalents at the
beginning of the year/period		114,565	102,413	49,577	33,409	114,565

Cash and cash equivalents
at the end of the year/period		33,409	114,565	102,413	17,742	112,223

Analysis of balances of cash
and cash equivalents
Bank balances and cash		33,409	114,565	102,413	17,742	112,223

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

NOTES TO THE FINANCIAL INFORMATION

1.	GENERAL INFORMATION

     SUNDAY Communications Limited (the “Company” or “SUNDAY”) was incorporated in the Cayman Islands on 24 November 1999 as a company with limited liability under the Companies Laws (Revised) of the Cayman Islands. The Company and its subsidiaries (together the “Group”) are developers and providers of wireless communications and data services in Hong Kong. The Group was granted a license in July 1996 to construct and operate a digital PCS network, and began commercial operations in September 1997 when it introduced its GSM 1800 mobile telephone services. The Group offers mobile services under the brand name “SUNDAY”. The Group was also granted a mobile carrier license in Hong Kong in October 2001 to construct and operate a third generation (“3G”) network. On 12 June 2005, the Group trial launched its 3G data card service.

      The Company has its primary listing on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

     The principal place of business of the Company in Hong Kong was located at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”), and was changed to 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong with effect from 16 December 2005. This Financial Information is presented in thousands of Hong Kong Dollars (HK$’000), unless otherwise stated.

PROPOSED GROUP REORGANISATION

     On 25 September 2006, the Company received from PCCW Limited (“PCCW”), its controlling shareholder, an offer to purchase the entire issued share capital of SUNDAY Holdings (Hong Kong) Corporation (“SUNDAY Holdings”). As a condition precedent to the completion of the sale of SUNDAY Holdings, the Group is required to undertake an internal group reorganisation (the “Reorganisation”) pursuant to which SUNDAY Holdings would be the holding company of Mandarin Communications Limited (“Mandarin”), SUNDAY 3G Holdings (Hong Kong) Corporation (“SUNDAY 3G Holdings”), SUNDAY 3G (Hong Kong) Limited (“SUNDAY 3G”), SUNDAY IP Limited (“SUNDAY IP”), SUNDAY Holdings (China) Corporation (“SUNDAY China”) and SUNDAY Communications Services (Shenzhen) Limited (“SUNDAY Shenzhen”), which represent substantially all the operating businesses and assets of the Group. The sale of substantially all the operating businesses and assets of the Group to PCCW (the “Disposal”) is subject to the approval of the independent shareholders of the Company pursuant to the Listing Rules. Upon the approval of such Shareholders having been obtained, acceptance of the offer from PCCW by the Company in respect of the Disposal and completion of the Reorganisation and the Disposal, the Group’s remaining subsidiaries would be non-operating or dormant subsidiaries which are insignificant in value, and the Group would cease to engage in the mobile telecommunications business and withdraw its listing on the Stock Exchange.

2.	BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

a.   Basis of preparation

     The Financial Information has been prepared based on the audited consolidated financial statements of the Group for the years ended 31 December 2005, 2004 and 2003 and the unaudited consolidated financial statements of the Group for the six months ended 30 June 2006 and 2005, after reflecting changes in accounting policies in accordance with the transitional provision of the relevant standards, as described in note 2b. The Financial Information has been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

b.   Principal accounting policies

      The Financial Information has been prepared under the historical cost convention.

     The preparation of the Financial Information in conformity with HKFRS requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3. These assumptions and estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the Relevant Periods. Although these estimates are based on management’s best knowledge of event and actions, actual results ultimately may differ from those estimates.

     The principal accounting policies applied in the preparation of the Financial Information are set out below. These policies have been consistently applied to all the years and periods presented, unless otherwise stated.

      The adoption of new/revised HKFRS during the Relevant Periods.

     The Group has adopted the following new/revised standards and interpretations of HKFRSs below, which are relevant to its operations:

      Effective for the financial year beginning on 1 January 2005

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provision, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 2	Share-based Payment

Effective for the financial year beginning on 1 January 2006

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

HK(IFRIC) — Int 4 Determining whether an arrangement contains a lease

       The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12, 14, 16, 17, 18, 19, 21, 23, 24, 27, 31, 32, 33, 36, 37, HKFRS 2 and HK(IFRIC) — Int 4 did not result in substantial changes to the Group’s accounting policies. In summary:

–	HKAS 1 has affected the presentation of minority interests and other disclosures.

–	HKASs 2, 7, 8, 10, 12, 14, 16, 17, 18, 19, 23, 27, 31, 32, 33, 36, 37, HKFRS 2 and HK(IFRIC) — Int 4 have no material effect on the Group’s policies.

–	HKAS 21 has no material effect on the Group’s policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standards. All of the Group entities have the same functional currency as the presentation currency for respective entity financial statements.

–	HKAS 24 has affected the identification of related parties and some other related-party disclosures.

–	HKFRS 2 requires the cost of share options and other share-based awards to be expensed in the consolidated income statement when the Company receives services as consideration. During the year ended 31 December 2005 and the six months ended 30 June 2006, certain directors of the Company, also representing directors and management of the ultimate holding company, received share options from PCCW. Such share options were not granted for their services rendered to the Company, the related costs are not allocated to the consolidated income statements of the Group. Therefore, the adoption of HKFRS 2 had no material effect on the Company.

i. Definition of related parties (HKAS 24)

     As a result of the adoption of HKAS 24, the definition of related parties has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the periods presented, as compared to those that would have been reported had the Statement of Standard Accounting Practice 20 “Related party disclosures” still been in effect.

ii. Recognition of intangible asset — 3G Licence (HKAS 38)

     Under the latest evaluation of HKAS 38, the 3G Licence is considered an intangible asset representing the right to provide a telecommunications service rather than a right to use an identifiable asset, by deploying the radio spectrum allocated by the Office of the Telecommunications Authority (“OFTA”) to the licence holder under the terms of the licence. In order to measure the intangible asset, HKAS 39 Financial Instruments: Recognition and Measurement is applied for recognition of the minimum annual fees and royalty payments as they constitute a contractual obligation to deliver cash and, hence, should be considered a financial liability. As a result, capitalised minimum annual payments together with the interest accrued prior to commercial launch, are classified as an intangible asset and amortised on the straight-line basis over the remaining licence period from the date the asset is ready for its intended use. Interest is accrued on the outstanding minimum annual fees and charged to finance costs in the consolidated income statements after the commercial launch. Variable annual payments on top of the minimum annual payments, if any, are recognised in the consolidated income statements as incurred.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

iii. Recognition of intangible assets — subscriber acquisition costs (HKAS 38)

     Costs to acquire contractual relationships with mobile subscribers are capitalised if it is probable that there will be an inflow of expected future economic benefits from the subscribers to the Group and such costs can be measured reliably. Capitalised subscriber acquisition costs are amortised on the straight-line basis over the minimum contractual period.

iv. Rental deposits and prepaid operating rental expenses (HKAS 39)

     The adoption of HKAS 39 has required the Group to recognise rental deposits relating to cell sites, switch centres, shops and offices as financial assets initially at fair values. As a result, the difference between nominal and fair values of the deposits is treated as prepaid rental expenses. The prepayments are then amortised over the remaining lease terms of the respective cell sites, shops and offices, while the rental deposits generate deemed interest income over the remaining lease terms. The transitional provisions do not allow retrospective application of this new policy to restate the amounts for previous years, and in this connection, the Group has recognised the effect of the change, as opening balance adjustments as at 1 January 2005.

     All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards, wherever applicable. All standards adopted by the Group require retrospective application other than HKAS 39 which does not permit to recognise and measure the financial assets in accordance with this standard on a retrospective base. This standard requires to recognise and measure the financial assets in accordance with this standard in the balance sheet on 1 January 2005 and adjusts the differences to accumulated losses as at that date.

     The adoption of HKAS 38 resulted in:

		As at 31 December
		2005	2004	2003
(a)	3G Licence	HK$’000	HK$’000	HK$’000

	Increase in intangible assets	838,110	787,496	250,821
	Decrease in fixed assets	(214,109)	(163,369)	(109,154)
	Decrease in prepayment for 3G Licence fee	(41,667)	(91,667)	(141,667)
	Increase in long-term liabilities	(582,334)	(532,460)	—

		As at 31 December
		2005	2004	2003
(b)	Subscriber acquisition costs	HK$’000	HK$’000	HK$’000

	Increase in intangible assets	9,806	6,796	7,967
	Decrease in accumulated losses	(9,806)	(6,796)	(7,967)

		For the year ended 31 December
		2005	2004	2003
		HK$’000	HK$’000	HK$’000

	(Decrease)/increase in profit/(loss)
	attributable to shareholders	(3,010)	(1,171)	7,967
	(Decrease)/increase in earnings/(loss)
	per share (basic and diluted)	(0.10 cents )	(0.04 cents )	0.27 cents

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

The adoption of HKAS 39 resulted in:
	As at 31 December
	2005	2004	2003
	HK$’000	HK$’000	HK$’000
Increase in prepaid operating rental expenses
— non-current assets (Note (a))	2,354	—	—
Increase in rental deposits
— non-current assets (Note (a))	23,610	—	—
Increase in prepaid operating rental expenses
— current assets (Note (b))	928	—	—
Decrease in rental deposits
— current assets (Note (b))	(26,891)	—	—
Decrease in accumulated losses	(1)	—	—

	For the year ended 31 December
	2005	2004	2003
	HK$’000	HK$’000	HK$’000

Decrease in loss attributable to shareholders	(1)	—	—
Decrease in loss per share (basic and diluted)	—	—	—

Notes:

(a)	Classified under “Deposits and prepayments” in consolidated balance sheet.

(b)	Classified under “Deposits, prepayments and other receivables” in consolidated balance sheet.

New HKFRS/interpretations/amendments to standards issued but not effective for the Relevant Periods

     The following new standards, interpretations and amendments to standards have been published that are mandatory for accounting periods beginning on or after the effective date as described below, as follows:

New
HKFRS/interpretations/
amendments to standards	Effective date	Description

HKAS1 (Amendment)	1 January 2007	Capital Disclosure
HKFRS 7	1 January 2007	Financial instruments: Disclosures
HK(IFRIC) — Int 7	1 March 2006	Applying the restatement approach under HKAS
29 financial reporting in hyperinflationary
economies
HK(IFRIC) — Int 8	1 May 2006	Scope of HKFRS 2
HK(IFRIC) — Int 9	1 June 2006	Reassessment of Embedded Derivatives
HK(IFRIC) — Int 10	1 November 2006	Interim Financial Reporting and Impairment

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

The Group has not early adopted the above new/revised standards and interpretations. The Company’s directors and the Group’s management anticipate that the adoption of the new/revised standards or interpretations will not result in substantial changes to the Group’s accounting policies, except that HKAS 1 (Amendment) and HKFRS 7 will require additional disclosures on the capital disclosures and the sensitivity analysis to market risk. Also, these standards and interpretations will have no material impact on the financial positions and results of operations of the Company and the Group.

c.	Subsidiaries and controlled entities

     Subsidiaries are entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

     An investment in a controlled subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

     Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits but only to the extent that there is no evidence of impairment.

     In the Company’s balance sheet, the investments in subsidiaries are stated at cost less impairment losses as described in note 2(h). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

d.	Joint venture

     A joint venture is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

     Investment in a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group’s share of the joint venture’s net assets, unless it is classified as held-for-sale (or included in a disposal group that is classified as held-for-sale). The consolidated income statement includes the Group’s share of post-acquisition, post-tax results of the joint venture for the year.

     When the Group’s share of losses exceeds its interest in a joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. For this purpose, the Group’s interest in the joint venture is the carrying amount of the investment under the equity method together with the Group ’s long-term interests that in substance form part of the Group’s net investment in the joint venture.

     When an indication of impairment exists, the carrying amount of the investment in joint venture is assessed as described in note 2(h) and written down immediately to its irrecoverable amount.

e.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses as described in note 2(h).

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

      The cost of a fixed asset comprises (i) its purchase price, (ii) any directly attributable costs of bringing the asset to its working condition and location for its intended use, and (iii) the initial estimate at the time of installation and during the period of use, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.

     Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the related costs can be measured reliably. All other repairs and maintenance are expensed in the consolidated income statement during the financial period in which they are incurred. Gains or losses arising from the retirement or disposal of an asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated income statements on the date of retirement or disposal.

     Depreciation of fixed assets is calculated to write off the cost over their estimated useful lives, using the straight-line basis. Estimated useful lives are summarised as follows:

2G Network equipment	5 to 10 years
3G Network equipment	10 years
Computer equipment	Shorter of 5 years or lease period of 1 to 3 years
Leasehold improvements	Lease periods of 2 to 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles	5 years

     Prior to 1 July 2005, the estimated useful lives of 2G network equipment was 10 years. In 2005, the Group reviewed the estimated useful lives of all fixed assets, and changed the estimated useful lives of its 2G network equipment to 5 to 10 years, with effect from 1 July 2005, as a result of changes in business plan after the acquisition of a majority interest in the Company by PCCW, whereby all 2G network equipment will be fully depreciated by 2010. The impact of this change in accounting estimate is accounted for on a prospective basis resulted in an increase in depreciation of 2G network equipment by HK$5,590,000 for the year ended 31 December 2005.

     Both the useful life of an asset and its residual value, if any, are reviewed and adjusted, if appropriate, at each balance sheet date.

     An asset’s carrying amount is written down immediately to its recoverable value if its carrying amount is greater than its estimated recoverable value as described in note 2(h).

f.	Intangible assets

Intangible assets are stated in the consolidated balance sheet as cost less accumulated amortisation and impairment losses as described in note 2(h).

(i) Telecommunications licence for 3G services

The mobile carrier licence to establish and maintain a 3G network and to provide 3G services in Hong Kong (the “3G Licence”) is recorded as an intangible asset. Upon the issue of the 3G Licence, the cost thereof, which is the discounted value of the minimum annual fees payable over the licence period of 15 years and directly attributable costs of preparing the asset for its intended use, is recorded together with the related obligations. Amortisation is provided on the straight-line basis over the remaining licence period from the date when the asset is ready for its intended use.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

    The difference between the discounted value and the total of the minimum annual fee payments represents the effective cost of financing and, accordingly, for the period prior to the asset being ready for its intended use, is capitalised as part of the intangible asset consistent with the policy for borrowing costs as set out in note 2(s). Subsequent to the date when the asset is ready for its intended use, such finance costs will be charged to the consolidated income statement in the year in which they are incurred.

     Variable annual payments on top of the minimum annual payments, if any, are recognised in the consolidated income statement as incurred.

(ii)	Subscriber acquisition costs

     Costs incurred that are directly attributable to the acquisition of contractual relationships with mobile subscribers are capitalised if it is probable that there will be an inflow of expected future economic benefits from the subscribers to the Group and such costs can be measured reliably. Such costs comprise losses on sales of mobile phones and commission expenses payable to dealers to acquire customer contracts. Capitalised subscriber acquisition costs are amortised on the straight-line basis over the minimum contractual period. By the end of the minimum contractual period, fully amortised subscriber acquisition costs will be written off.

     Costs incurred in acquiring mobile subscribers without enforceable contracts are charged immediately to the consolidated income statement. These costs comprise the losses on sales of mobile phones and accessories and commission expenses payable to dealers for subscriptions without enforceable contracts. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in telecommunications services revenue and cost of sales, respectively. The commission expenses are included in cost of sales.

g.	Leases

	(i)	Finance leases

Leases of fixed assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at inception of the lease at the lower of the fair values of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is expensed in the consolidated income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The fixed asset acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

	(ii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the consolidated income statement on the straight-line basis over the lease terms.

h.	Impairment of assets

	(i)	Non-financial assets

Intangible assets not yet available for use are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair values less the costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that have suffered an impairment are also reviewed for possible reversal of the impairment at each reporting date.

(ii) Financial assets

     For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at the time of the initial recognition of such assets), and recognised in the consolidated income statement. A provision for impairment of financial assets is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of loans and receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the financial asset is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in other operating costs within the consolidated income statement.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the consolidated income statement. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

i.	Financial assets

     The Group classifies its financial assets as loans and receivables, which are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are classified as “Trade receivables, deposits, prepayments and other receivables” in the balance sheet. Management determines the classification of a financial asset at the time of initial recognition.

     Prior to 1 January 2005, loans and receivables were carried at cost less provisions for doubtful debts. Upon the adoption of HKAS 39 on 1 January 2005, loans and receivables are recognised initially at fair values and subsequently measured at amortised cost using the effective interest method, less any provisions for impairment.

      Impairment testing of financial assets is described in note 2(h).

j.	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

k.	Refundable deposits

Refundable deposits are received from customers who require mobile international call and roaming services. The refundable deposits are carried at amortised cost and are included in other payables and accrued charges for as long as the customers require these services.

l.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and deposits held at call with banks.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

m.	Share capital

Ordinary shares are classified as equity.

n.	Trade and other payables

Trade and other payables are initially recognised at fair values and thereafter stated at amortised cost using the effective interest method.

o.	Borrowings

      Borrowings are recognised initially at fair values less attributable transaction costs.

     Subsequent to initial recognition, borrowings are stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognised in the consolidated income statement over the period of the borrowings using the effective interest method.

     Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

p.	Provisions and contingent liabilities

     Provisions are recognised for liabilities of uncertain timing or amount when the Group has a present legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

     Where it is not probable that an outflow of economic benefits will be required or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

q.	Revenue recognition

      Provided it is probable that economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the consolidated income statement as follows:

(i)    Mobile services

     Revenue from mobile services comprises connection fees and fees for usage of the Group’s network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones. Subscribers pay monthly fees for usage of the Group’s network and facilities which include an agreed minimum amount of free airtime available for local and international calls. Fees for airtime in excess of the agreed minimum and international calls are charged based on usage. Revenue for usage of the Group’s network and facilities is recognised in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured. Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognised when the respective calls are made and collectibility can be reasonably assured.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

     Subscriptions received in advance comprises prepaid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones. They are for the provision of mobile airtime and access to the Group’s network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortised on the straight-line basis over the agreed period, except for prepaid subscription fees from prepaid mobile services which are recognised as revenue based on usage of the Group’s network and facilities.

(ii)  Sales of mobile phones and accessories

    Revenue from sales of mobile phones and accessories is recognised when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured. Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from the Group and the provision of mobile services, revenue in respect of the service element of the agreement is recognised based on the fair values of the service element, which is the price the Group charges to customers who subscribe for mobile services only, without the purchase of a mobile phone and accessories. The remainder of the total revenue from an agreement is allocated to revenue from the sale of the mobile phone and accessories.

(iii) Interest income

      Interest income is recognised on a time-proportion basis using the effective interest method.

r.	Advertising, promotion and other selling costs

Advertising, promotion and other selling costs are charged to the consolidated income statement as incurred.

s.	Borrowing costs

     Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale. Facility transaction costs are included in the initial measurement of loans and are presented as deferred charges which are offset against loans and amortised using the effective interest method over the expected loan periods.

     The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset and borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

t.	Deferred income tax

     Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

      Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

u.	Employee benefits

(i)   Employee leave entitlements

     Employee entitlements to annual leave are recognised as they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(ii)   Retirement benefits

     The Group operates defined contribution retirement schemes (including the Mandatory Provident Fund) for its employees, the assets of which are generally held in separate trustee—administered funds. The schemes are generally funded by payments from the relevant Group companies.

     The Group’s contributions to the defined contribution schemes are recognised as an expense in the consolidated income statement in the period to which the contributions relate.

(iii)  Termination benefits

     Termination benefits are payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iv) Bonus plans

     The expected bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

     Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

v.	Segment reporting

     A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

     In accordance with the Group’s internal financial reporting system, the Group has determined business segment information as the primary reporting format for the purposes of these consolidated financial statements. No geographical segment analysis is presented as the primary operating location of the Group is in Hong Kong.

     Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

     Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

      Unallocated assets mainly comprise cash. Unallocated liabilities mainly comprise long-term loans.

w.	Foreign currencies translation

(i)   Functional and presentation currency

     Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(ii)  Transactions and balances

     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

     Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimations and assumptions that have a significant risk causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

	a.	Useful lives of property, plant and equipment

The Group has significant property, plant and equipment and are required to estimate the useful lives in order to ascertain the amount of depreciation and amortisation charges for each reporting period. The annual depreciation charges are sensitive to the estimated economic useful lives the Group allocates to each type of fixed assets.

The useful lives are estimated at the time the purchases are made after considering future technology changes, business developments and the Group’s strategies. Should there be unexpected adverse changes in the circumstances or events, the Group assesses the need to shorten the useful lives and/or make impairment provisions. Indications of these unexpected adverse changes include declines in projected operating results, negative industry or economic trends, rapid advancement in technology and significant downturn in the Company’s stock price.

	b.	Recognition of intangible asset — 3G Licence

In order to measure the intangible asset, HKAS 39 Financial Instruments: Recognition and Measurement is applied for recognition of the minimum annual fee and royalty payments as they constitute a contractual obligation to deliver cash and, hence, should be considered a financial liability. To establish the fair values of the licence, management recognises the contractual obligation up to the minimum annual fee and royalty payments and the discount rate used is referenced to the Group’s historical weighted average cost of capital.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

	c.	Impairment of assets

At each balance sheet date, the Group reviews internal and external sources of information to identify any indications that the following assets have not become impaired or an impairment loss previously recognised no longer exists or may have decreased:

	—	property, plant and equipment;

	—	intangible assets; and

	—	financial assets.

     If any such indication exists, the asset’s recoverable amount is estimated. In addition, in respect of intangible assets that are not yet available for use, the recoverable amount is estimated annually whether or not there is any indication of impairment. An impairment loss is recognised in the consolidated income statement whenever the carrying amount of an asset exceeds its recoverable amount.

     The sources utilised to identify indications of impairment are often subjective in nature and the Group is required to use judgement in applying such information to its business. The Group’s interpretation of this information has a direct impact on whether an impairment assessment is performed as at any given balance sheet date. Such information is particularly significant as it relates to the Group’s telecommunications businesses in Hong Kong.

     If an indication of impairment is identified, such information is further subject to an exercise that requires the Group to estimate the recoverable value, representing the greater of the net selling price of such asset and its value in use. Depending on the Group’s assessment of the overall materiality of the asset under review and complexity of deriving reasonable estimates of the recoverable value, the Group may perform such assessment utilising internal resources or the Group may engage external advisors to counsel the Group in making this assessment. Regardless of the resources utilised, the Group is required to make many assumptions to make this assessment, including utilisation of such asset, the cash flows to be generated, appropriate market discount rates and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

4.	FINANCIAL RISK MANAGEMENT

Exposure to credit and market (including interest rate) risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

	a.	Credit risk

       The Group’s credit risk is primarily attributable to trade and other receivables. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

      The average credit period granted by the Group is 30 days from the date of invoice. Sales of goods and services to customers are primarily made in cash or via major credit cards and the Group does not have a significant exposure to any individual debtors.

	b.	Market risk

Market risks are primarily composed of foreign currency and interest rate exposures derived from Group operations. The Group does not have any significant exposures to market risks. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the executive directors together with key management staff (the “Executive Committee”), which are reviewed on a regular basis.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

c.    Fair values

      All financial instruments are carried at amounts not materially different from their fair values as follows:

	As at 31 December						As at 30 June
	2005		2004		2003		2006
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value	amount	value
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

3G Licence fee
liability	582,334	582,334	532,460	532,460	—	—	609,223	609,223
Loans from fellow
subsidiaries	1,203,780	1,203,780	—	—	—	—	1,403,780	1,403,780
Long-term vendor
loans	—	—	603,148	597,199	481,368	481,368	—	—
Rental deposits
(Note (i))	48,912	48,912	—	—	—	—	47,185	47,185
Subscriptions
received in
advance (Note (ii))	74,415	74,415	69,786	69,786	89,025	89,025	78,583	78,583
Trade receivables, net	76,508	76,508	73,665	73,665	81,069	81,069	84,576	84,576
Prepayments, other
deposits and
receivables	265,082	265,082	64,749	64,749	38,029	38,029	182,531	182,531
Amounts due from
fellow subsidiaries	2,506	2,506	—	—	—	—	14,867	14,867

(i)	As at 31 December 2005, 2004, 2003 and 30 June 2006, carrying amounts of rental deposits of HK$23,610,000, HK$nil, HK$nil and HK$24,595,000 respectively, are classified under “Deposits and prepayments” in non-current assets, and HK$25,302,000, HK$nil, HK$nil, and HK$22,590,000 respectively, are classified under “Deposits, prepayments and other receivables” in current assets on the consolidated balance sheets.

(ii)	As at 31 December 2005, 2004, 2003 and 30 June 2006, carrying amounts of subscriptions received in advance of HK$2,359,000, HK$939,000, HK$1,458,000 and HK$1,539,000 respectively, are classified under long-term liabilities, and HK$72,056,000, HK$68,847,000, HK$87,567,000 and HK$77,044,000, respectively, are classified under current liabilities on the consolidated balance sheets.

d.    Estimation of fair values

      The fair values of financial instruments are estimated set out below:

     The fair values of financial instruments that are not traded in active markets are determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine the fair values for the remaining financial instruments.

     The nominal values less impairment provisions for trade receivables and payables are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rates that are available to the Group for similar financial instruments.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

5.   SEGMENT INFORMATION

      The Group is principally engaged in two business segments in Hong Kong, namely, mobile services and sales of mobile phones and accessories.

	Year ended 31 December 2005
	Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$’000	HK$’000	HK$’000

Turnover	993,481	165,958	1,159,439

Loss from operations	(89,174)	(66,664)	(155,838)

Interest income			676
Finance costs (Note 8)			(41,819)

Loss for the year			(196,981)

Segment assets	2,601,007	48,138	2,649,145
Unallocated assets			35,662

Total assets			2,684,807

Segment liabilities	905,958	59,016	964,974
Unallocated liabilities			1,206,570

Total liabilities			2,171,544

Capital expenditure (Note 15)	542,009	4,280	546,289
Depreciation (Note 15)	(223,760)	(2,179)	(225,939)
Amortisation (Note 16)	(31,592)	—	(31,592)
Impairment of inventory	—	(3,112)	(3,112)
Impairment of trade receivables (Note 20)	(21,988)	—	(21,988)

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

	Year ended 31 December 2004
	Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$’000	HK$’000	HK$’000

Turnover	1,031,689	126,920	1,158,609

Profit/(Loss) from operations	80,660	(50,197)	30,463

Interest income			218
Finance costs (Note 8)			(26,050)
Share of loss from a joint venture (Note 17)			(258)

Profit for the year			4,373

Segment assets	2,021,734	33,870	2,055,604
Unallocated assets			115,694

Total assets			2,171,298

Segment liabilities	845,430	13,395	858,825
Unallocated liabilities			602,229

Total liabilities			1,461,054

Capital expenditure (Note 15)	299,131	2,217	301,348
Depreciation (Note 15)	(226,595)	(2,050)	(228,645)
Amortisation (Note 16)	(25,978)	—	(25,978)
Impairment of inventory	—	(4,389)	(4,389)
Impairment of trade receivables (Note 20)	(25,573)	—	(25,573)

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

	Year ended 31 December 2003
	Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$’000	HK$’000	HK$’000

Turnover	1,150,570	109,471	1,260,041

Profit/(Loss) from operations	150,429	(61,076)	89,353

Interest income			2,526
Finance costs (Note 8)			(52,314)
Share of loss from a joint venture (Note 17)			(4,426)

Profit for the year			35,139

Segment assets	1,397,019	29,757	1,426,776
Unallocated assets			313,879

Total assets			1,740,655

Segment liabilities	291,723	20,379	312,102
Unallocated liabilities			722,682

Total liabilities			1,034,784

Capital expenditure (Note 15)	69,934	1,841	71,775
Depreciation (Note 15)	(227,186)	(6,107)	(233,293)
Amortisation (Note 16)	(29,812)	—	(29,812)
Impairment of inventory	—	(1,159)	(1,159)
Impairment of trade receivables (Note 20)	(30,228)	—	(30,228)

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

	Six months ended 30 June 2006
	Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$’000	HK$’000	HK$’000

Turnover	526,185	116,012	642,197

Loss from operations	(185,243)	(16,393)	(201,636)

Interest income			1,218
Finance costs (Note 8)			(70,099)

Loss for the year			(270,517)

Segment assets	2,675,517	57,224	2,732,741
Unallocated assets			31,857

Total assets			2,764,598

Segment liabilities	1,032,418	85,654	1,118,072
Unallocated liabilities			1,403,780

Total liabilities			2,521,852

Capital expenditure (Note 15)	322,383	1,716	324,099
Depreciation (Note 15)	(160,072)	(1,559)	(161,631)
Amortisation (Note 16)	(65,278)	—	(65,278)
Reversal of provisions for impairment
of inventory	—	2,924	2,924
Impairment of trade receivables (Note 20)	(11,474)	—	(11,474)

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

	Six months ended 30 June 2005
	(Unaudited)
	Sales of mobile
	Mobile	phones and
	services	accessories	Group
	HK$’000	HK$’000	HK$’000

Turnover	490,956	70,107	561,063

Loss from operations	(20,364)	(28,783)	(49,147)

Interest income			311
Finance costs (Note 8)			(12,430)

Loss for the year			(61,266)

Segment assets	2,295,938	28,125	2,324,063
Unallocated assets			111,441

Total assets			2,435,504

Segment liabilities	859,930	56,684	916,614
Unallocated liabilities			869,912

Total liabilities			1,786,526

Capital expenditure	334,747	1,782	336,529
Depreciation	(109,835)	(1,070)	(110,905)
Amortisation	(14,611)	—	(14,611)
Reversal of provision for impairment
of inventory	—	293	293
Impairment of trade receivables (Note 20)	(9,795)	—	(9,795)

     There are no sales or other transactions between the business segments. Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude unallocated cash. Segment liabilities comprise operating liabilities and mainly exclude unallocated long-term loans. Capital expenditure comprises additions to fixed assets as set out in note 15.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

6.   COST OF INVENTORIES SOLD AND SERVICES PROVIDED

     Cost of inventories sold represents the cost of mobile phones and accessories sold. Cost of services provided represents interconnection charges, cost of out-bound roaming services, cost of prepaid cards, revenue sharing expenses including content cost and commission expenses.

7.   EXPENSES BY NATURE

				Six months ended
	Year ended 31 December			30 June
	2005	2004	2003	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)

Amortisation (Note 16)	31,592	25,978	29,812	65,278	14,611
Cost of inventories sold	197,263	142,442	132,042	109,594	80,902
Depreciation (Note 15):
Owned fixed assets	225,178	228,645	233,055	161,124	110,651
Leased fixed assets	761	—	238	507	254
Loss on disposals of fixed assets	129	338	414	298	71
Operating lease charges:
Land and buildings, including
transmission sites	225,638	182,383	195,945	134,848	109,811
Leased lines	74,479	58,638	73,283	46,487	39,900
Auditors’ remuneration:
Audit services	1,230	1,288	1,100	983	615
Audit-related services	240	248	251	338	120
Other permitted services	546	368	198	—	273

	2,016	1,904	1,549	1,321	1,008

     The Group incurred operating expenses of HK$239,799,000, HK$70,738,000, and HK$nil during the years ended 31 December 2005, 2004 and 2003, respectively, and HK$177,146,000 and HK$104,173,000 (unaudited) during the six months ended 30 June 2006 and 2005, respectively, in relation to the development of its 3G business, out of which HK$40,705,000, HK$29,965,000 and HK$nil during the years ended 31 December 2005, 2004 and 2003, respectively, and HK$10,988,000 and HK$21,015,000 (unaudited) during the six months ended 30 June 2006 and 2005, respectively, which were directly attributable to the development of its 3G network, has been capitalised as fixed assets (note 15). The remainder has been included in the Group’s results before arriving at the profit/(loss) from operations.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

8.   FINANCE COSTS

				Six months ended
	Year ended 31 December			30 June
	2005	2004	2003	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)

Interest on bank loans
Wholly repayable within five years	—	434	24,718	—	—
Interest on long-term vendor loans:
Wholly repayable within five years	22,614	983	27,579	—	15,296
Not wholly repayable within
five years	—	18,632	—	—	—
Interest on loans from fellow subsidiaries:
Wholly repayable within five years	22,788	—	—	44,423	—
Interest element of finance lease
payments	97	—	17	52	35
Other incidental borrowing costs	20,666	11,544	—	1,017	3,066
Accretion expenses:
3G Licence fee liability	49,874	—	—	26,889	24,937
Asset retirement obligations	822	—	—	491	400

Total financing costs incurred	116,861	31,593	52,314	72,872	43,734

Amounts capitalised in fixed assets
in the course of construction:
Interest expenses	(23,855)	(932)	—	(1,470)	(5,794)
Other incidental borrowing costs	(573)	(396)	—	—	(573)

Total financing costs capitalised to
fixed assets	(24,428)	(1,328)	—	(1,470)	(6,367)

Amounts capitalised in intangible assets
prior to the assets being ready for use:
Accretion expenses	(49,874)	—	—	(1,303)	(24,937)
Other incidental borrowing costs	(740)	(4,215)	—	—	—

Total financing costs capitalised to
intangible assets	(50,614)	(4,215)	—	(1,303)	(24,937)

	41,819	26,050	52,314	70,099	12,430

     Accretion expenses represented changes in 3G Licence fee liability and asset retirement obligations due to the passage of time calculated by applying the effective interest method.

     Interest expenses capitalised in fixed assets were incurred for the loans drawn down on the equipment supply facility provided by a 3G network vendor and fellow subsidiaries.

     Other incidental borrowing costs for the year ended 31 December 2004 mainly represented finance charges and amortisation of deferred charges incurred in arranging the long-term and other loans from fellow subsidiaries. As described in note 23, the Group fully settled all vendor loans in July 2005, and the unamortised facility transaction costs of HK$9,653,000 were charged to the consolidated income statement for the year ended 31 December 2005.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

9.   TAXATION

      No provision for Hong Kong profits tax and overseas taxation has been made as the Group had no assessable profits for each of the years ended 31 December 2005, 2004 and 2003 and for the six months ended 30 June 2006 and 30 June 2005.

				Six months ended
	Year ended 31 December			30 June
	2005	2004	2003	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)

(Loss)/ Profit for the year/period	(196,981)	4,373	35,139	(270,517)	(61,266)

Applicable taxation rate	17.5%	17.5%	17.5%	17.5%	17.5%
Taxation (credit)/charge	(34,472)	765	6,149	(47,340)	(10,721)
Add/(Deduct) tax effects of:
Income not subject to taxation	(154)	(36)	(303)	(336)	(54)
Expenses not deductible for
taxation purposes	2,827	3,308	3,713	16,543	1,629
Reversal of temporary differences arising
from accelerated depreciation	18,257	24,602	22,224	3,787	6,645
Utilisation of previously unrecognised
tax losses	—	(28,639)	(31,783)	—	—
Tax losses for which no deferred tax
asset was recognised	13,542	—	—	27,346	2,501

Taxation charge	—	—	—	—	—

10.  (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

     (Loss)/Profit attributable to shareholders of the Company includes loss for the years ended 31 December 2005, 2004, 2003 and the six months ended June 30, 2006 and 2005 of HK$12,605,000, HK$10,117,000, HK$9,401,000, HK$3,859,000 and HK$4,360,000 (unaudited), respectively, which have been dealt with in the financial statements of the Company.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

11.  (LOSS)/ EARNINGS PER SHARE

a.    The calculations of basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the Company by number of shares in issue which are as follows:

				Six months ended
	Year ended 31 December			30 June
	2005	2004	2003	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)

(Loss)/Profit attributable
to shareholders	(196,981)	4,373	35,139	(270,517)	(61,266)

Number of shares in issue	2,990,000	2,990,000	2,990,000	2,990,000	2,990,000

Basic (Loss)/Earnings per share
(cents)	(6.6)	0.15	1.2	(9.05)	(2.05)

b.    Diluted (loss)/earnings per share

     There is no dilutive effect upon exercise of the share options on the earnings per share for the years ended 31 December 2005, 2004 and 2003 and six months ended 30 June 2006 and 2005 since:

(i)	the exercise prices for the share options were above the average fair value of the shares;

(ii)	as at 31 December 2005 and 30 June 2006, the Group has no outstanding share options as all outstanding share options granted by the Company under its share option scheme adopted on 1 March 2000 had either been cancelled or had lapsed under the terms of such share option scheme by 9 August 2005, being one month after the date on which the mandatory unconditional cash offer made by PCCW Mobile Holding No. 2 Limited (“PCCW Mobile”) became unconditional; and

(iii)	no share options had been granted under the share option scheme adopted by the Company on 22 May 2002.

12.  RETIREMENT BENEFIT COSTS

     Pursuant to a trust deed entered into by the Group on 1 April 1998, the Group set up a defined contribution scheme to provide retirement benefits for its employees in Hong Kong with retrospective effect from 1 July 1997 (the “Retirement Scheme”).

     All permanent full time employees in Hong Kong were eligible to join the Retirement Scheme before the Mandatory Provident Fund (“MPF”) Scheme was set up on 1 December 2000. Under the Retirement Scheme, employees were required to choose to contribute either nil or 5% of their monthly salaries. The Group’s contributions were calculated at 5% of each employee’s salary.

     With effect from 1 December 2000, the Group set up another defined contribution scheme, the MPF Scheme, for all eligible employees of the Group in Hong Kong including the employees under the Retirement Scheme. From that date, contributions from employees and the employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

     Under the MPF Scheme, employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The Group’s monthly contributions are calculated at 5% of each employee’s monthly salary up to a maximum of HK$1,000 (the “mandatory contributions”). The Group makes certain additional contributions if an employee’s monthly salary exceeds HK$20,000 (the “voluntary contributions”).

     Under the MPF Scheme, employees are entitled to 100% of the employer’s mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. Employees are entitled to 100% of the Group’s voluntary contributions after seven years of completed service or at a reduced scale of the Group’s voluntary contributions after completion of two to six years of service. Under the Retirement Scheme, employees are entitled to 100% of the employer’s contributions after seven years’ of completed service, or at a reduced scale after completion of two to six years of service. Forfeited contributions are to be refunded to the Group under both the MPF Scheme and the Retirement Scheme.

     The Retirement Scheme was terminated on 1 January 2006. All the assets under the scheme were converted to the retirement scheme of PCCW (“PCCW Retirement Scheme”) with effect from 3 January 2006. Under the PCCW Retirement Scheme, employees will have one-off irrecoverable choice to join either the defined contribution scheme of PCCW or the MPF Scheme in which PCCW participates.

      The pension scheme which covers employees in the PRC is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with local practice and regulations.

      The Group’s contributions to the above schemes are as follows:

				Six months ended
	Year ended 31 December			30 June
	2005	2004	2003	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)

Gross employer contributions	7,818	7,171	7,313	4,001	3,908
Less: Forfeited contributions utilised	(505)	(649)	(1,951)	(4,586)	(151)

Net employer contributions charged to the
consolidated income statement (Note 13)	7,313	6,522	5,362	(585)	3,757

     Contributions payable as at 31 December 2005, 2004 and 2003 and 30 June 2006 amounted to HK$1,008,000, HK$573,000, HK$545,000 and HK$nil, respectively. Forfeited contributions not utilised and available to reduce future contributions as at 31 December 2005, 2004 and 2003 and 30 June 2006, were HK$28,000, HK$8,000, HK$7,000 and HK$94,000, respectively. The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

13.   SALARIES AND RELATED COSTS

     Salaries and related costs including directors’ fees and emoluments, as set out in note 14, are as follows:

	Year ended 31 December			Six months ended 30 June
	2005	2004	2003	2006	2005
	HK$’ 000	HK$’000	HK$’ 000	HK$’000	HK$’000
					(Unaudited)
Salaries and allowances	140,169	139,161	166,352	62,432	70,139
Bonuses	13,600	—	—	8,201	446
Retirement scheme contributions/(Refunds)
(Note 12)	7,313	6,522	5,362	(585)	3,757
Termination benefits	4,509	—	1,310	—	—

	165,591	145,683	173,024	70,048	74,342

14.   DIRECTORS’ AND MANAGEMENT EMOLUMENTS

a.    Directors’ emoluments

     The aggregate amounts of emoluments to directors of the Company for the year ended 31 December 2005 are as follows:

		Salary, other	Retirement
		allowances and	scheme
Directors	Fees	benefits-in-kind	contributions	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Richard John Siemens (Note i)	—	867	18	885
Cheng Wai Sun, Edward (Note i)	—	867	18	885
William Bruce Hicks (Note i)	—	2,811	15	2,826
Kuldeep Saran (Note i)	—	867	18	885
Leung Chun Keung, Andrew (Note i)	—	867	18	885
Alexander Anthony Arena (Note ii)	—	—	—	—
Chan Kee Sun, Tom (Note ii)	—	—	—	—
Chan Wing Wa (Note ii)	—	—	—	—
Chow Ding Man (Note ii)	—	—	—	—
Hui Hon Hing, Susanna (Note ii)	—	—	—	—
Kwok Yuen Man, Marisa (Note iii)	—	—	—	—
John William Crawford	200	—	—	200
Henry Michael Pearson Miles	200	—	—	200
Robert John Richard Owen	200	—	—	200
Kenneth Michael Katz (Note i)	—	—	—	—
Zheng Hongqing (Note iv)	—	—	—	—

	600	6,279	87	6,966

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

Notes:

i.	Resigned on 29 July 2005.

ii.	Appointed on 8 July 2005.

iii.	Appointed on 8 July 2005 and resigned on 28 February 2006.

iv.	Resigned on 16 January 2006.

The aggregate amounts of emoluments to directors of the Company for the year ended 31 December 2004 are as follows:

		Salary, other	Retirement
		allowances and	scheme
Directors	Fees	benefits-in-kind	contributions	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Richard John Siemens	—	1,500	30	1,530
Cheng Wai Sun, Edward	—	1,500	30	1,530
William Bruce Hicks	—	3,976	30	4,006
Kuldeep Saran	—	1,500	30	1,530
Leung Chun Keung, Andrew	—	1,500	30	1,530
John William Crawford	200	—	—	200
Henry Michael Pearson Miles	200	—	—	200
Simon Murray (Note i)	146	—	—	146
Robert John Richard Owen	200	—	—	200
Kenneth Michael Katz (Note ii)	—	—	—	—
Zheng Hongqing	—	—	—	—

	746	9,976	150	10,872

Notes:

i.	Resigned on 24 September 2004.

ii.	Appointed on 16 January 2004.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

The aggregate amounts of emoluments to directors of the Company for the year ended 31 December 2003 are as follows:

		Salary, other
		allowances and	Retirement
		benefits-in-	scheme
Directors	Fees	kind	contributions	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Richard John Siemens	—	1,500	130	1,630
Cheng Wai Sun, Edward	—	1,500	130	1,630
William Bruce Hicks	—	3,960	100	4,060
Kuldeep Saran	—	1,500	130	1,630
Leung Chun Keung, Andrew	—	1,500	130	1,630
John William Crawford (Note i)	28	—	—	28
Henry Michael Pearson Miles	200	—	—	200
Simon Murray	200	—	—	200
Robert John Richard Owen	200	—	—	200
Zheng Hongqing	—	—	—	—

	628	9,960	620	11,208

Notes:

i.	Appointed on 10 November 2003.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

The aggregate amounts of emoluments to directors of the Company for the six months ended 30 June 2006 are as follows:

		Salary, other
		allowances and	Retirement
		benefits-in-	scheme
Directors	Fees	kind	contributions	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Alexander Anthony Arena	—	—	—	—
Chan Kee Sun, Tom	—	—	—	—
Chan Wing Wa	—	—	—	—
Chow Ding Man	—	—	—	—
Hui Hon Hing, Susanna	—	360	—	360
Kwok Yuen Man, Marisa (Note i)	—	—	—	—
John William Crawford	150	—	—	150
Henry Michael Pearson Miles	100	—	—	100
Robert John Richard Owen	100	—	—	100
Zheng Hongqing (Note ii)	—	—	—	—

	350	360	—	710

Notes:

i.	Resigned on 28 February 2006.

ii.	Resigned on 16 January 2006.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

The aggregate amounts of emoluments to directors of the Company for the six months ended 30 June 2005 (unaudited) are as follows:

		Salary, other
		allowances and	Retirement
		benefits-in-	scheme
Directors	Fees	kind	contributions	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Richard John Siemens (Note i)	—	750	15	765
Cheng Wai Sun, Edward (Note i)	—	750	15	765
William Bruce Hicks (Note i)	—	1,800	15	1,815
Kuldeep Saran (Note i)	—	750	15	765
Leung Chun Keung, Andrew (Note i)	—	750	15	765
Alexander Anthony Arena (Note ii)	—	—	—	—
Chan Kee Sun, Tom (Note ii)	—	—	—	—
Chan Wing Wa (Note ii)	—	—	—	—
Chow Ding Man (Note ii)	—	—	—	—
Hui Hon Hing, Susanna (Note ii)	—	—	—	—
Kwok Yuen Man, Marisa (Note iii)	—	—	—	—
John William Crawford	100	—	—	100
Henry Michael Pearson Miles	100	—	—	100
Robert John Richard Owen	100	—	—	100
Kenneth Michael Katz (Note i)	—	—	—	—
Zheng Hongqing (Note iv)	—	—	—	—

	300	4,800	75	5,175

Notes:

i.	Resigned on 29 July 2005.

ii.	Appointed on 8 July 2005.

iii.	Appointed on 8 July 2005 and resigned on 28 February 2006.

iv.	Resigned on 16 January 2006.

     During the years ended 31 December 2005, 2004, 2003 and the six months ended 30 June 2006 and 2005, no options were granted to or exercised by any director and no director waived the right to receive any emoluments.

     The Remuneration Committee was established in January 2000 and is responsible for reviewing the remuneration of the directors and officers of the Company and other matters relating to remuneration, as directed by board of directors (“the Board”) from time to time. The committee’s authority, duties and composition are specified in its terms of reference, which are reviewed by the Board on an annual basis.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

b. Five highest paid individuals

     The five individuals whose emoluments were the highest in the Group are shown below:

	Year ended 31 December			Six months ended 30 June
	2005	2004	2003	2006	2005
					(Unaudited)
Director(s)	1	1	2	—	2
Remaining individuals	4	4	3	5	3

The emoluments payable to the remaining individuals during the years/periods are as follows:

	Year ended 31 December			Six months ended 30 June
	2005	2004	2003	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)
Salaries, other allowances and
benefits-in-kind	7,068	6,550	4,653	8,950	2,874
Retirement scheme contributions	120	120	78	272	45
Compensation for loss of
office — contractual payment	—	168	754	—	—

	7,188	6,838	5,485	9,222	2,919

The emoluments of these remaining individuals fell within the following bands:

Emolument bands (including compensation for loss of office)	Number of individuals
	Year ended 31 December			Six months ended 30 June
	2005	2004	2003	2006	2005
					(Unaudited)
Nil — HK$1,500,000	—	—	—	3	3
HK$1,500,001 — HK$2,000,000	3	4	2	1	—
HK$2,000,001 — HK$2,500,000	1	—	1	—	—
HK$3,500,001 — HK$4,000,000	—	—	—	1	—

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

15.   FIXED ASSETS

						Leasehold
	Network	Furniture	Office	Computer	Motor	improve-
	equipment	and fixtures	equipment	equipment	vehicles	ments	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
As 1 January 2005	2,075,202	7,010	17,485	235,724	2,724	356,072	2,694,217
Additions	430,445	1	215	24,135	—	91,493	546,289
Disposals	—	(6)	(1,023)	(4,552)	—	(4,763)	(10,344)
Exchange differences	—	19	88	86	4	85	282

At 31 December 2005	2,505,647	7,024	16,765	255,393	2,728	442,887	3,230,444
	- - - - - - - -	- - - - - - - -	- - - - -- - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -
Accumulated depreciation
At 1 January 2005	1,103,804	5,997	13,196	211,569	2,146	292,558	1,629,270
Charge for the year	190,699	386	1,728	7,022	237	25,867	225,939
Disposals	—	(6)	(1,000)	(4,480)	—	(4,691)	(10,177)
Exchange differences	—	9	50	36	2	60	157

At 31 December 2005	1,294,503	6,386	13,974	214,147	2,385	313,794	1,845,189
	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -
Net book value
At 31 December 2005	1,211,144	638	2,791	41,246	343	129,093	1,385,255

At 1 January 2005	971,398	1,013	4,289	24,155	578	63,514	1,064,947

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

						Leasehold
	Network	Furniture	Office	Computer	Motor	improve-
	equipment	and fixtures	equipment	equipment	vehicles	ments	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
As 1 January 2004	1,831,524	6,649	17,972	222,992	2,437	319,966	2,401,540
Additions	244,183	375	605	12,921	287	42,977	301,348
Disposals	(505)	(14)	(1,092)	(189)	—	(6,871)	(8,671)

At 31 December 2004	2,075,202	7,010	17,485	235,724	2,724	356,072	2,694,217
	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -
Accumulated depreciation
At 1 January 2004	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795
Charge for the year	191,180	810	2,120	11,544	236	22,755	228,645
Disposals	(282)	(13)	(912)	(187)	—	(6,776)	(8,170)

At 31 December 2004	1,103,804	5,997	13,196	211,569	2,146	292,558	1,629,270
	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -
Net book value
At 31 December 2004	971,398	1,013	4,289	24,155	578	63,514	1,064,947

At 1 January 2004	918,618	1,449	5,984	22,780	527	43,387	992,745

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

						Leasehold
	Network	Furniture	Office	Computer	Motor	improve-
	equipment	and fixtures	equipment	equipment	vehicles	ments	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At 1 January 2003	1,775,982	7,449	17,948	221,740	3,080	324,264	2,350,463
Additions	55,581	181	691	3,022	4	12,296	71,775
Disposals	(39)	(981)	(609)	(1,828)	(647)	(16,594)	(20,698)
Reclassifications	—	—	(58)	58	—	—	—

At 31 December 2003	1,831,524	6,649	17,972	222,992	2,437	319,966	2,401,540
	- - - - - - - - - -	- - -- - - - - - -	- - - - - - - - -	- - - -- - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -
Accumulated depreciation
At 1 January 2003	727,513	5,154	10,129	187,151	2,212	263,561	1,195,720
Charge for the year	185,419	940	2,440	14,878	228	29,388	233,293
Disposals	(26)	(894)	(574)	(1,824)	(530)	(16,370)	(20,218)
Reclassification	—	—	(7)	7	—	—	—

At 31 December 2003	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795
	- - - - - - - - - -	- - -- - - - - - -	- - - - - - - - -	- - - -- - - - - -	- - - - - - - - -	- - - - - - - - -	- - - - - - - - -
Net book Value
At 31 December 2003	918,618	1,449	5,984	22,780	527	43,387	992,745

At 1 January 2003	1,048,469	2,295	7,819	34,589	868	60,703	1,154,743

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

						Leasehold
	Network	Furniture	Office	Computer	Motor	improve-
	equipment	and fixtures	equipment	equipment	vehicles	ments	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost
At 1 January 2006	2,505,647	7,024	16,765	255,393	2,728	442,887	3,230,444
Additions	290,520	581	—	7,754	—	25,244	324,099
Disposals	(169)	(5,641)	(2,261)	—	(394)	(13,781)	(22,246)
Exchange Difference	—	9	45	43	2	42	141

At 30 June 2006	2,795,998	1,973	14,549	263,190	2,336	454,392	3,532,438
	- - - - - - - - -	- - - - -- - - -	- - - - - - - -	- - - - - - - - -	- - - - -- - - -	- - - - - - - - -	- - - - - - - -
Accumulated depreciation
At 1 January 2006	1,294,503	6,386	13,974	214,147	2,385	313,794	1,845,189
Charge for the period	129,507	141	802	5,876	80	25,225	161,631
Disposals	(30)	(5,623)	(2,237)	—	(348)	(13,143)	(21,381)
Exchange Difference	—	6	29	22	1	36	94

At 30 June 2006	1,423,980	910	12,568	220,045	2,118	325,912	1,985,533
	- - - - - - - - -	- - - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -	- - - - - - - -
Net book value
At 30 June 2006	1,372,018	1,063	1,981	43,145	218	128,480	1,546,905

At 1 January 2006	1,211,144	638	2,791	41,246	343	129,093	1,385,255

     For the years ended 31 December 2005, 2004 and 2003 and for the six months ended 30 June 2006, HK$40,705,000, HK$29,965,000, HK$nil and HK$10,988,000 were capitalised as fixed assets respectively in respect of costs of employee benefits and legal and professional fees incurred during the course of constructing the 3G network. For the years ended 31 December 2005, 2004 and 2003 and for the six months ended 30 June 2006, borrowing costs of HK$24,428,000, HK$1,328,000, HK$nil and HK$1,470,000, respectively, were capitalised as fixed assets in the course of constructing the 3G network.

     In 2005, the Group reviewed the estimated useful lives of all fixed assets, and changed the estimated useful lives of its 2G network equipment to 5 to 10 years, with effect from 1 July 2005, as a result of changes in business plan after the acquisition of a majority interest in the Company by PCCW, whereby all 2G network equipment will be fully depreciated by 2010.

     As at 31 December 2005, 2004 and 2003 and 30 June 2006, network equipment, computer equipment and leasehold improvements for the provision of 3G services, totalling HK$658,741,000, HK$247,481,000, HK$nil and HK$182,189,000, respectively, were not ready for their intended use at the balance sheet date. Accordingly, no depreciation has been provided for these assets during the years ended 31 December 2005, 2004 and 2003 and the six months ended 30 June 2006.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

Computer equipment includes the following amounts where the Group is a lessee under finance lease:

	As at 31 December			As at 30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000

Cost — capitalised finance leases	3,044	—	18,553	3,044
Accumulated depreciation	(761)	—	(18,553)	(1,268)

Net book value	2,283	—	—	1,776

16. INTANGIBLE ASSETS

		Subscriber
		acquisition costs
	3G Licence	(“SAC’s”)	Total
	HK$’000	HK$’000	HK$’000
Cost
At 1 January 2005	787,496	13,062	800,558
Additions	50,614	34,602	85,216
Fully amortised SAC’s	—	(25,776)	(25,776)

At 31 December 2005	838,110	21,888	859,998
	- - - - - - - -	- - - - - - - - -	- - - - - - - -
Amortisation
At 1 January 2005	—	6,266	6,266
Additions	—	31,592	31,592
Fully amortised SAC’s	—	(25,776)	(25,776)

At 31 December 2005	—	12,082	12,082
	- - - - - - - -	- - - - - - - - -	- - - - - - - - -
Net book value
At 31 December 2005	838,110	9,806	847,916

At 1 January 2005	787,496	6,796	794,292

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

		Subscriber
	3G Licence	acquisition costs
	(Note i)	(“SAC’s”)	Total
	HK$’000	HK$’000	HK$’000
Cost
At 1 January 2004	250,821	18,252	269,073
Additions	536,675	24,807	561,482
Fully amortised SAC’s	—	(29,997)	(29,997)

At 31 December 2004	787,496	13,062	800,558
	- - - - - - - - -	- - - - - - - - - - -	- - - - - - - - -
Amortisation
At 1 January 2004	—	10,285	10,285
Additions	—	25,978	25,978
Fully amortised SAC’s	—	(29,997)	(29,997)

At 31 December 2004	—	6,266	6,266
	- - - - - - - - -	- - - - - - - - - - -	- - - - - - - - -
Net book value
At 31 December 2004	787,496	6,796	794,292

At 1 January 2004	250,821	7,967	258,788

Note:

i.

The addition to 3G Licence during the year ended 31 December 2004 represents the recognition of a constructive obligation to pay the minimum annual fees and royalty payments for the sixth to fifteenth years under the 3G Licence, after the Group entered into the supply contracts of 3G network equipments during the year.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

		Subscriber
		acquisition costs
	3G Licence	(“SAC’s”)	Total
	HK$’000	HK$’000	HK$’000
Cost
At 1 January 2003	250,821	—	250,821
Additions	—	37,779	37,779
Fully amortised SAC’s	—	(19,527)	(19,527)

At 31 December 2003	250,821	18,252	269,073
	- - - - - - - - -	- - - - - - - - - - -	- - - - - - - - -
Amortisation
At 1 January 2003	—	—	—
Additions	—	29,812	29,812
Fully amortised SAC’s	—	(19,527)	(19,527)

At 31 December 2003	—	10,285	10,285
	- - - - - - - - -	- - - - - - - - - - -	- - - - - - - - -
Net book value
At 31 December 2003	250,821	7,967	258,788

At 1 January 2003	250,821	—	250,821

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

		Subscriber
		acquisition costs
	3G Licence	(“SAC’s”)	Total
	HK$’000	HK$’000	HK$’000
Cost
At 1 January 2006	838,110	21,888	859,998
Additions	1,303	50,457	51,760
Fully amortised SAC’s	—	(18,284)	(18,284)

At 30 June 2006	839,413	54,061	893,474
	- - - - - - - - -	- - - - - - - - - - -	- - - - - - - - -
Amortisation
At 1 January 2006	—	12,082	12,082
Additions	36,960	28,318	65,278
Fully amortised SAC’s	—	(18,284)	(18,284)

At 30 June 2006	36,960	22,116	59,076
	- - - - - - - - -	- - - - - - - - - - -	- - - - - - - - -
Net book value
At 30 June 2006	802,453	31,945	834,398

At 1 January 2006	838,110	9,806	847,916

Accretion expenses of 3G Licence fee liability and other incidental borrowing costs of HK$50,614,000, HK$4,215,000 and HK$nil for the years ended 31 December 2005, 2004 and 2003, respectively, and HK$1,303,000 for the six months ended 30 June 2006, were capitalised as intangible assets prior to the assets being ready for use.

17.  INVESTMENT IN A JOINT VENTURE

				As at
	As at 31 December			30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Share of net liabilities	(4,192)	(4,192)	(4,000)	(4,192)
Advances	6,589	6,589	6,331	6,589
Provision for impairment loss	(2,397)	(2,397)	(2,331)	(2,397)

	—	—	—	—

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

     Details of the joint venture as at 31 December 2005, 31 December 2004, 31 December 2003 and 30 June 2006 are as follows:

				Principal activities and
Name	Nature	Place of incorporation	Voting power	Place of operation
Atria Limited	Corporate	Hong Kong	50%	Inactive

      The advance to Atria Limited is unsecured, interest-free and has no fixed repayment terms.

     The Group recognised the share of losses from the joint venture of HK$nil, HK$258,000 and HK$4,426,000 during the years ended 31 December 2005, 2004 and 2003, respectively, and HK$nil during the six months ended 30 June 2006. The amounts included share of net liabilities HK$nil, HK$192,000 and HK$2,095,000 during the years ended 31 December 2005, 2004 and 2003, respectively, and HK$nil during the six months ended 30 June 2006 and additional provision for impairment of HK$nil, HK$66,000 and HK$2,331,000 during the years ended 31 December 2005, 2004 and 2003, respectively, and HK$nil during the six months ended 30 June 2006.

     The Group regularly performs an assessment on its investment in and advances to the joint venture with reference to the expected recoverability. Provision of HK$2,397,000, HK$2,397,000, HK$2,331,000 and HK$2,397,000 was considered necessary to reflect the carrying value of the investment as at 31 December 2005, 2004, 2003 and 30 June 2006, respectively.

18.  RESTRICTED CASH DEPOSITS

     As at 31 December 2005, 31 December 2004, 31 December 2003 and 30 June 2006, a bank deposit of HK$822,000, HK$1,130,000, HK$1,699,000 and HK$838,000 has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

     As at 31 December 2003, another bank deposit of HK$209,643,000 was restricted to settle the bank loans, vendor loans and the relevant interest repayable within the expiry of six months. The bank and vendor loans had been repaid in full during 2004.

19.  INVENTORIES

       The carrying values of the inventories are as follows:

				As at
	As at 31 December			30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Mobile phones and accessories:
Cost	37,011	22,414	15,940	42,787
Less: Provision for impairment of inventories	(12,614)	(8,546)	(4,319)	(7,231)

	24,397	13,868	11,621	35,556

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

     During the years ended 31 December 2005, 2004 and 2003 and the six months ended 30 June 2006, the costs of inventories recognised as expenses and included in costs of inventories sold were HK$194,151,000, HK$138,053,000, HK$130,883,000 and HK$112,518,000 respectively.

     As at 31 December 2005, 2004, 2003 and 30 June 2006, the carrying amount of inventories stated at fair value less costs to sell amounted HK$14,373,000, HK$8,173,000, HK$8,281,000 and HK$2,520,000, respectively.

     During the years ended 31 December 2005, 2004, 2003 and the six months ended 30 June 2006 and 2005, the amount of write-down of inventories recognised as an expense were HK$3,112,000, HK$4,389,000, HK$1,159,000, HK$nil and HK$nil, respectively. The Group has sold the mobile phones and accessories to subscribers that were written down at a higher price and the amount reversed during the years ended 31 December 2005, 2004, 2003 and the six months ended 30 June 2006 and 2005 were HK$nil, HK$nil, HK$nil, HK$2,924,000, and HK$293,000, respectively.

20.  TRADE RECEIVABLES, DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, AND AMOUNTS DUE FROM FELLOW SUBSIDIARIES

				As at
	As at 31 December			30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000

Trade receivables	83,530	82,028	88,581	92,927
Less: Provision for impairment of receivables	(7,022)	(8,363)	(7,512)	(8,351)

Trade receivables, net	76,508	73,665	81,069	84,576
Rental deposits	48,912	44,082	44,648	47,185
Prepaid operating rental expense	3,282	—	—	4,260
Prepayments, other deposits and receivables	261,800	64,749	38,029	178,271
Amounts due from fellow subsidiaries	2,506	—	—	14,867

	393,008	182,496	163,746	329,159
Less: non-current portion
Rental deposits	(23,610)	—	—	(24,595)
Prepaid operating rental expenses	(2,354)	—	—	(3,133)

	367,044	182,496	163,746	301,431

     The fair values of trade receivables, deposits, prepayments and other receivables, and amounts due from fellow subsidiaries are as follows:

				As at
	As at 31 December			30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000

Trade receivables, net	76,508	73,665	81,069	84,576
Deposits, prepayments and other receivables	313,994	108,831	82,677	229,716
Amounts due from fellow subsidiaries	2,506	—	—	14,867

	393,008	182,496	163,746	329,159

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

     The Group allows an average credit period of 30 days on its trade receivables. As at 31 December 2005, 2004 and 2003 and 30 June 2006, the ageing analysis of the trade receivables (net of provision for impairment) and amounts due from fellow subsidiaries arising from trade transactions of HK$1,075,000, HK$nil, HK$nil, HK$5,451,000 were as follows:

	As at 31 December			As at 30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000

0-30 days	58,002	52,840	56,107	67,154
31-60 days	13,434	13,547	15,243	14,308
61-90 days	5,790	5,993	8,430	5,579
Over 90 days	357	1,285	1,289	2,986

	77,583	73,665	81,069	90,027

     There is no concentration of credit risk with respect to trade receivables as the Group has a large customer base.

     The Group recognised expenses of HK$21,988,000, HK$25,573,000, HK$30,228,000, HK$11,474,000 and HK$9,795,000 (unaudited) for the impairment of trade receivables during the years ended 31 December 2005, 2004, 2003 and the six months ended 30 June 2006 and 2005 which amount has been included in other operating costs in the consolidated income statement respectively.

21.  TRADE PAYABLES AND AMOUNTS DUE TO FELLOW SUBSIDIARIES

	As at 31 December			As at 30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000

Trade payables	48,584	60,227	71,600	35,766
Amounts due to fellow subsidiaries	7,183	—	—	110,486

	55,767	60,227	71,600	146,252

     At 31 December 2005, 2004 and 2003 and 30 June 2006, the ageing analysis of the trade payables, including amounts due to fellow subsidiaries arising from trade transactions of HK$6,426,000, HK$nil, HK$nil and HK$60,512,000, were as follows:

	As at 31 December			As at 30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000

0-30 days	42,826	35,476	30,974	49,462
31-60 days	10,686	7,818	19,436	20,186
61-90 days	842	5,708	3,307	4,874
Over 90 days	656	11,225	17,883	21,756

	55,010	60,227	71,600	96,278

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

22.  SHARE CAPITAL

	As at 31 December			As at 30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Authorised:
10,000,000,000 ordinary shares of HK$0.10 each	1,000,000	1,000,000	1,000,000	1,000,000

Issued and fully paid:
2,990,000,000 ordinary shares of HK$0.10 each	299,000	299,000	299,000	299,000

Share option scheme

     On 1 March 2000, the shareholders of the Company approved and adopted a share option scheme (the “Share Option Scheme”). Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme remains in force for 10 years from its adoption date.

     On 22 May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the “New Option Scheme”) and the termination of the operation of the Share Option Scheme. Upon the termination of the Share Option Scheme, no further options will be granted thereunder but the provisions thereof will remain in full force and effect in respect of the existing options granted.

     Under the New Option Scheme, the Board may, at its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or a company in which the Group holds an interest or a subsidiary of such company. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

     The exercise price for any particular option under the New Option Scheme will be determined by the Board but will be not less than the highest of: (i) the closing price of shares on the date of grant of the option; (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the date of grant of the option; and (iii) the nominal share value.

     The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and the Share Option Scheme must not, in aggregate, exceed 30% of the shares of the Company in issue.

     The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not, in aggregate, exceed 10% of the issued share capital of the Company as at the date of approval of the New Option Scheme (the “Scheme Mandate Limit”). The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed not exceed 10% of the issued share capital of the Company at the date of approval of the refreshment by the shareholders. The Board may also seek separate shareholder approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to eligible participants specified by the Company before such approval is sought.

     No options may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of the Company. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at a general meeting.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

     No share options have been granted or exercised under the New Option Scheme during the years/period ended 31 December 2005, 2004 and 2003, and the six months ended 30 June 2006. All outstanding share options granted by the Company under the Share Option Scheme had either been cancelled or had lapsed under the terms of such share option scheme by 9 August 2005, being one month after the date on which the mandatory unconditional cash offer made by PCCW Mobile became unconditional.

     No share options outstanding under the Share Option Scheme and no movement during the six months ended 30 June 2006.

     Details of the share options outstanding under the Share Option Scheme and movements during the year ended 31 December 2005 are as follows:

		Options	Options	Options
	Options held	lapsed	cancelled	held at
	at 1 January	during	during	31 December	Exercise	Grant	Exercisable
	2005	the year(2)	the year(3)	2005	price	date(1)	until(3)
					HK$
Continuous contract
Employees	13,194,076	(561,802)	(12,632,274)	—	3.05	23/03/2000	N/A
	13,737,971	(761,634)	(12,976,337)	—	1.01	31/05/2000	N/A
	255,844	(99,915)	(155,929)	—	3.05	31/05/2000	N/A
	1,442,198	(208,307)	(1,233,891)	—	1.01	19/01/2001	N/A

	28,630,089	(1,631,658)	(26,998,431)	—

Notes:

(1)	Of the share options granted, 40% became exercisable after one year from the grant date and 30% per annum during the following two years.

(2)	These share options lapsed during the year upon the cessation of employment of certain employees.

(3)

All outstanding share options had either been cancelled or had lapsed under the terms of the Company’ s Share Option Scheme by 9 August 2005, being one month after the date on which the mandatory unconditional cash offer made by PCCW Mobile became unconditional.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

     No share options were granted under the New Option Scheme during the year ended 31 December 2004. Details of the share options outstanding as at 31 December 2004 which have been granted under the Share Option Scheme are as follows:

		Options	Options	Options
	Options held	lapsed	cancelled	held at
	at 1 January	during	during	31 December	Exercise	Grant	Exercisable
	2004	the year(2)	the year	2004	price	date(1)	until
					HK$
Continuous contract
employees	13,682,357	488,281	—	13,194,076	3.05	23/03/2000	22/03/2010
	14,308,252	570,281	—	13,737,971	1.01	31/05/2000	30/05/2010
	296,844	41,000	—	255,844	3.05	31/05/2000	30/05/2010
	1,785,050	342,852	—	1,442,198	1.01	19/01/2001	18/01/2011

	30,072,503	1,442,414	—	28,630,089

Notes:

(1)	Of the share options granted, 40% became exercisable after one year from the grant date and 30% per annum during the following two years.

(2)	These share options lapsed during the year upon the cessation of employment of certain employees.

     No share options were granted under the New Option Scheme or the Share Option Scheme during the year ended 31 December 2003. Details of the share options outstanding as at 31 December 2003 which have been granted under the Share Option Scheme are as follows:

		Options		Options		Options
	Options held	lapsed		cancelled		held at 31
	at 1 January	during		during		December	Exercise	Grant		Exercisable
	2003	the year		the year		2003	price	date(	1)	until
							HK$
Executive directors	75,000,000	—		75,000,000	(2)	—	1.01	31/05/2000		30/05/2010
Non-executive
directors	15,000,000	15,000,000	(3)	—		—	1.01	31/05/2000		30/05/2010
Continuous Contract
Employees	17,999,077	4,316,720	(4)	—		13,682,357	3.05	23/03/2000		22/03/2010
	20,932,545	6,624,293	(4)	—		14,308,252	1.01	31/05/2000		30/05/2010
	1,450,632	1,153,788	(4)	—		296,844	3.05	31/05/2000		30/05/2010
	1,959,561	174,511	(4)	—		1,785,050	1.01	19/01/2001		18/01/2011

	132,341,815	27,269,312		75,000,000		30,072,503

Notes:

(1)	Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

(2)	In March 2003, a total of 75,000,000 share options of the five Executive Directors of the Company, namely, Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks, Kuldeep Saran and Andrew Chun Keung Leung, were cancelled at a total consideration of HK$5. No share options remain exercisable by the Executive Directors as at 31 December 2003.

(3)	Mr. Craig Edward Ehrlich was re-designated as Non-executive Director on 1 January 2003 upon the expiry of his executive director service contract. His 15,000,000 share options automatically lapsed on 1 January 2003. Mr. Ehrlich retired as a Non-executive Director of the Company on 22 May 2003.

(4)	These share options lapsed during the year upon the cessation of employment of certain employees.

          No share-based compensation is charged to the consolidated income statements for the years ended 31 December 2005, 2004 and 2003 and the six months ended 30 June 2006 and 2005 (unaudited).

23.	LONG-TERM LOANS AND OBLIGATIONS UNDER FINANCE LEASES

	As at 31 December			As at 30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Bank loan — secured	—	—	240,000	—
Loans from fellow subsidiaries — unsecured (note a)	1,203,780	—	—	1,403,780
Long-term vendor loans — secured (note a)	—	603,148	481,368	—
Obligations under finance leases (note b)	2,178	—	—	1,715

	1,205,958	603,148	721,368	1,405,495
Less: Facility transaction cost	—	(10,408)	—	—

	1,205,958	592,740	721,368	1,405,495
Less: current portion under current liabilities
— bank loans	—	—	(240,000)	—
— vendor loans	—	—	(56,368)	—
— obligations under finance leases (note b)	(937)	—	—	(961)

Long-term portion	1,205,021	592,740	425,000	1,404,534

Representing:
Long-term vendor loans	—	592,740	425,000	—
Loans from fellow subsidiaries	1,203,780	—	—	1,403,780
Obligations under finance leases
— long term portion	1,241	—	—	754

	1,205,021	592,740	425,000	1,404,534

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

a.	Long-term loans

     As at each year/period end, the Group’s long-term loans, excluding obligations under finance leases, were repayable as follows:

Loans from fellow subsidiaries

	As at 31 December			As at 30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	—	—	—	—
In the second year	—	—	—	—
In the third to fifth year	1,203,780	—	—	1,403,780
After the fifth year	—	—	—	—

	1,203,780	—	—	1,403,780

Long-term vendor loans
	As at 31 December			As at 30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	—	—	56,368	—
In the second year	—	75,000	175,000	—
In the third to fifth year	—	239,074	250,000	—
After the fifth year	—	289,074	—	—

	—	603,148	481,368	—

Bank loans
	As at 31 December			As at 30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	—	—	240,000	—
In the second year	—	—	—	—
In the third to fifth year	—	—	—	—
After the fifth year	—	—	—	—

	—	—	240,000	—

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

The effective interest rates at the balance sheet date were as follows:

	As at 31 December			As at 30 June
	2005	2004	2003	2006
Long-term vendor loans:
General facility	—	4.16%	—	—
Equipment facility	—	4.31%	6.87%	—
Loans from fellow subsidiaries	5.50%	—	—	7.01%
Bank loans	—	—	6.92%	—

The carrying amounts and fair values of the Group’s long-term loans were as follows:

	As at 31 December						As at 30 June
	2005		2004		2003		2006
	Carrying		Carrying		Carrying		Carrying
	Amount	Fair value	Amount	Fair value	Amount	Fair value	Amount	Fair value
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Bank loans —
secured	—	—	—	—	240,000	240,000	—	—
Loans from fellow
subsidiaries	1,203,780	1,203,780	—	—	—	—	1,403,780	1,403,780
Long-term vendor
loans	—	—	603,148	597,199	481,368	481,368	—	—

(i)      Bank and vendor loans in 2003 and 2004

     On 11 September 1998, the Group entered into a US$155 million secured vendor financing facility with, inter alia, Nortel Networks (Asia) Limited (“Nortel”), which included a revolving facility. On 11 September 1998, the Group entered into a HK$600 million secured term loan with, inter alia, United Overseas Bank Limited (“UOB”). Both of these facilities were fully utilised in 2000. On 30 July 2002, the Group entered into various documents to amend the bank loans and vendor loans facilities in order to accommodate changes to the group structure, as well as to vary certain financial covenants. The maturity date of the loans, amounts lent and interest provisions were not altered. As of 31 December 2003, the outstanding balances for the bank loan from UOB and vendor loan from Nortel amounted to HK$481.4 million and HK$240 million, respectively. Such bank and vendor loans were repayable in three quarterly installments and were secured by a charge over all the assets, revenues and shares of Mandarin Communications Limited, the main operating subsidiary. The revolving facility from Nortel had been fully drawn down during 2003. The Group repaid both of the loan facilities from Nortel and UOB in January 2004 through the operating cash flows and a HK$500 million term loan (the “New Loan Facility”), extended by Huawei Tech. Investment Co., Limited (“Huawei”) in January 2004.

     On 8 January 2004, the Group entered into the New Loan Facility with Huawei. The New Loan Facility from Huawei was unsecured and carried a floating interest rate based on HIBOR. The Group refinanced the New Loan Facility with a facility agreement (the “Facility Agreement”), entered into with Huawei on 13 May 2004. The Facility Agreement was entered into with Huawei in connection with, and provided the financing for, a supply agreement (the “Supply Agreement”), with Huawei for the supply and installation, on a turnkey basis, of our 3G network. In November 2004, the Facility Agreement was amended along with the Supply Agreement. The amended Facility Agreement comprised a HK$1,208 million equipment supply term loan facility, a HK$500 million general term loan facility, and a 3G

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

performance bond facility for the issuance of performance bonds required by the Telecommunications Authority (“TA”) (under the terms of our 3G license) to be issued to the TA in the years 2004 to 2010 inclusive in an amount equal to the following five years’ spectrum utilization fees (as defined in the 3G license) payable to the TA under the 3G license after deducting payments already made by us.

(ii) Settlement of vendor loans

On 8 July 2005, Mandarin, an indirectly wholly owned subsidiary of the Company, gave a written notice to Huawei of its intention to fully repay all loans and performance bonds outstanding under the Facility Agreement on 29 July 2005, and to cancel any available facilities under the Facility Agreement. On 29 July 2005, the Group fully repaid all the outstanding principal amounts, accrued interest, commitment fees and early repayment charges under the Facility Agreement aggregating HK$873,780,000 through inter-company loan facilities provided by a subsidiary of PCCW (see note (iii)).

(iii) Loans from fellow subsidiaries

On 27 July 2005, PCCW-HKT Limited, a wholly-owned subsidiary of PCCW, and the Group entered into a long-term inter-company facility, pursuant to which PCCW-HKT Limited provided the Group with the required funding for full repayment of all the outstanding loan principal and accrued interest under the Facility Agreement as at 29 July 2005. The inter-company facility comprises the following facilities:

• a HK$440,000,000 general facility with a term of 3 years; and

• a HK$460,000,000 equipment facility with a term of 5 years.

            As at 31 December 2005, loans totalling HK$873,780,000 were drawn in respect of these facilities. The loans are unsecured and bear interest at a floating rate with reference to the Hong Kong Dollar Prime Rate plus a margin of 0.25% per annum.

            As at 31 December 2005, PCCW-HKT Limited and PCCW Services Limited, a direct wholly-owned subsidiary of PCCW, entered into various additional facility agreements with average terms of 3 years with the Group, in respect of facilities in the aggregate amount of HK$1,003,500,000. The facilities are to be used, in stated amounts, for specified items in developing the 3G network and for upgrade of the 2G network. As at 31 December 2005, loans totalling HK$330,000,000 were drawn in respect of these facilities. The loans are unsecured and bear interest at a floating rate with reference to the Hong Kong Dollar Prime Rate plus a margin of 0.25% per annum.

            During the six months ended 30 June 2006, additional HK$200,000,000 in loans were drawn down and no repayment was made by the Company. Starting from January 2006, the loans from fellow subsidiaries bear interest of floating rate with reference to Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.25% .

            The carrying amounts of the loans from fellow subsidiaries are denominated in Hong Kong Dollars.

            Prior to 29 July 2005, PCCW arranged with a bank to provide performance bonds in the aggregate amount of HK$210,746,000 for full replacement of the performance bonds obtained under the Facility Agreement. Effective on 22 October 2005, the amount of the performance bonds was increased to HK$301,243,000 to comply with the licence conditions of the 3G Licence. The performance bonds are interest bearing at a fixed rate of 0.675% per annum.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

b.	Obligations under finance leases

	As at 31 December			As at 30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Obligations under finance leases
— minimum lease payments:
Not later than 1 year	1,028	—	—	1,028
Later than 1 year and not later than 5 years	1,284	—	—	770

	2,312	—	—	1,798
Future finance charges on finance leases	(134)	—	—	(83)

Present value of finance lease liabilities	2,178	—	—	1,715

The present value of obligations under finance lease
liabilities is as follows:
Not later than 1 year	937	—	—	961
Later than 1 year and not later than 5 years	1,241	—	—	754

	2,178	—	—	1,715

The effective interest rate	5.19%	Nil	Nil	5.19%

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

24.     NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a.	Reconciliation of (loss)/profit from operations to net cash inflow from operating activities

	Year ended 31 December			Six months ended 30 June
	2005	2004	2003	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)
(Loss)/Profit from operations	(155,838)	30,463	89,353	(201,636)	(49,147)
Depreciation	225,939	228,645	233,293	161,631	110,905
Loss on disposals of fixed assets	129	338	414	298	71
Amortisation	31,592	25,978	29,812	65,278	14,611
Exchange gains	(125)	(44)	(2,176)	(46)	—

Operating profit before changes in
working capital	101,697	285,380	350,696	25,525	76,440
(Increase)/Decrease in inventories	(10,529)	(2,247)	(1,626)	(11,159)	921
(Increase)/Decrease in trade
receivables, deposits, prepayments
and other receivables	(19,663)	206	20,877	(20,219)	2,311
Increase in amounts due from
fellow subsidiaries	(2,506)	—	—	(12,361)	—
Increase/(Decrease) in trade
payables, other payables
and accrued charges	6,251	(38,699)	1,835	29,351	(8,166)
Increase/(Decrease) in subscriptions
received in advance	4,629	(19,239)	(37,971)	4,168	(1,597)
Increase in asset retirement
obligations	—	—	—	(710)	—
Increase in amounts due to
fellow subsidiaries	7,183	—	—	58,880	19,645
Increase/(Decrease) in amount due to
ultimate holding company	2,033	—	—	(2,033)	—

Cash inflow from operations	89,095	225,401	333,811	71,442	89,554
Interest received	432	228	2,791	22	311
Interest paid	(54,891)	(11,204)	(56,892)	—	(12,463)
Interest element of finance
lease payments	(97)	—	(17)	(52)	(35)
Other incidental borrowing costs paid	(2,663)	(4,711)	—	—	—

Net cash inflow from
operating activities	31,876	209,714	279,693	71,412	77,367

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

b.	Major non-cash transactions

	Year ended 31 December			Six months ended 30 June
	2005	2004	2003	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)
Purchases of fixed assets by directly
assuming long-term vendor loans	158,352	105,231	—	—	158,352
Amortisation of deferred charges	10,408	1,059	—	—	10,408
Interest expenses capitalised in
fixed assets in the course of
network construction	—	932	—	1,470	—

25.   DEFERRED TAXATION

       Deferred taxation is calculated in full on temporary differences under the liability method using the principal taxation rate of 17.5% as at 31 December 2005, 2004, 2003 and 30 June 2006.

       Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

       Deferred tax assets are recognised for tax loss carry forward purposes only to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group recognises deferred tax assets to the extent of recognised deferred tax liabilities and has unrecognised tax losses of HK$3,288,039,000, HK$3,217,454,000, HK$3,382,281,000 and HK$3,727,750,000 as at 31 December 2005, 2004, 2003 and 30 June 2006 respectively to carry forward against future taxable income. These tax losses can be carried forward indefinitely.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

		As at 31 December			As at 30 June
		2005	2004	2003	2006
		HK$’000	HK$’000	HK$’000	HK$’000

	Deferred tax assets — Tax losses
	At the beginning of the year/period	460,990	489,629	476,859	474,532
	Increase in tax losses	13,542	—	—	27,347
	Prior year tax loss	—	—	—	53,019
	Utilisation of previously unrecognised tax losses	—	(28,639)	(31,784)	—
	Increase in tax rate	—	—	44,554	—

	At the end of the year/period	474,532	460,990	489,629	554,898

	Deferred tax liabilities — Accelerated
	depreciation allowance
	At the beginning of the year/period	(65,808)	(90,410)	(102,991)	(47,551)
	Reversal of temporary differences	18,257	24,602	22,224	3,787
	Prior year origination of temporary difference	—	—	—	(6,390)
	Increase in tax rate	—	—	(9,643)	—

	At the end of the year/period	(47,551)	(65,808)	(90,410)	(50,154)

	Summary of net status
	Deferred tax assets	474,532	460,990	489,629	554,898
	Deferred tax liabilities	(47,551)	(65,808)	(90,410)	(50,154)

	Net unrecognised deferred tax assets
	at 31 December	426,981	395,182	399,219	504,744

26.	CAPITAL COMMITMENTS
		As at 31 December			As at 30 June
		2005	2004	2003	2006
		HK$’000	HK$’000	HK$’000	HK$’000

	In respect of purchases of fixed assets:
	Contracted but not provided for	631,647	1,129,775	38,509	488,408
	Authorised but not contracted for	403,970	—	2,456	411,506

		1,035,617	1,129,775	40,965	899,914

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

27.	COMMITMENTS UNDER OPERATING LEASES

     The Group leases various cell sites, shops and offices under non-cancellable operating lease agreements. The leases have varying term escalation clauses and renewal rights.

     As at each year/period end, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	As at 31 December			As at 30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000
In respect of land and buildings, including
transmission sites:
Not later than one year	175,657	147,408	127,719	159,579
Later than one year and not later than five years	150,292	84,711	67,773	126,831
After five years	34,310	—	—	33,022

	360,259	232,119	195,492	319,432
	-----------	-----------	----------	---------------
In respect of leased lines:
Not later than one year	80,800	70,398	21,286	7,390
Later than one year and not later than five years	914	49,833	5,019	—
After five years	—	—	—	—

	81,714	120,231	26,305	7,390
	-----------	-----------	----------	----------------
	441,973	352,350	221,797	326,822

28.	RELATED PARTY TRANSACTIONS

     After the acquisition of a majority interest in the Company by PCCW on 22 June 2005, the Group is controlled by PCCW Mobile, an indirect wholly-owned subsidiary of PCCW, established under the laws of the BVI, which owns approximately 79.35% of the Company’s shares at the balance sheet date.

     The ultimate holding company of the Company is, therefore, deemed to be PCCW which is incorporated in Hong Kong.

      The following sets out related party balances together with a summary of significant related party transactions which were carried out in the ordinary course of the Group’s business:

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

		Year ended 31 December			Six months ended 30 June
		2005	2004	2003	2006	2005
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(Unaudited)
a.	Purchases of services from fellow
	subsidiaries (Note i):
	Interconnection charges	20,593	—	—	22,977	899
	Leased lines rental charges	26,375	—	—	48,205	1,987
	Purchase of mobile phone	—	—	—	8,775	—

		46,968	—	—	79,957	2,886

b.	Provision of services from fellow
	subsidiaries/related companies
	Dealer commission charges	5,802	—	—	18,443	—
	Subcontracting costs and others	—	—	—	48,779	—

		5,802	—	—	67,222	—

c.	Sales of goods to fellow subsidiaries
	(Note i):
	Provision of wholesale air-time and
	related support services	—	—	—	34,633	—
	Sales of mobile phones	19,742	—	—	22,353	—
	Sales of trade-in mobile phones	1,065	—	—	1,598	—

		20,807	—	—	58,584	—

d.	Finance costs incurred on facilities from
	(Note ii):
	Fellow subsidiaries	22,789	—	—	44,423	—
	Ultimate holding company	2,380	—	—	—	—

		25,169	—	—	44,423	—

e.	Operating lease charges paid to related
	companies (Note iii)	—	126	1,346	—	—

(i)	Terms of the transactions were negotiated and agreed by both parties in the ordinary course of business, except for those services in which the rates are regulated by the Office of the Telecommunications Authority.

(ii)	Finance costs include interest expenses incurred on loans from fellow subsidiaries (Note 8).

(iii)	The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain ex-beneficial shareholders of the Company to lease a number of premises for the Group’s operating activities.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

f.	Year/period end balances arising from loans, purchases of services and sales of goods are as follows:

		As at 31 December			As at 30 June
		2005	2004	2003	2006
		HK$’000	HK$’000	HK$’000	HK$’000
	Amounts due from fellow subsidiaries
	(Note i)	2,506	—	—	14,867
	Amounts due to fellow subsidiaries (Note i)	(7,183)	—	—	(110,486)
	Amount due to ultimate holding company
	(Note i)	(2,033)	—	—	—
	Loans from fellow subsidiaries (Note ii)	(1,203,780)	—	—	(1,403,780)

(i)	Balances with fellow subsidiaries and the ultimate holding company are unsecured, non-interest bearing and have no fixed repayment terms.

(ii)	The terms of loans from fellow subsidiaries are set out in note 23.

g.	Key management compensation:
		Year ended 31 December			Six months ended 30 June
		2005	2004	2003	2006	2005
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(Unaudited)
	Salaries and other short-term
	employee benefits	20,541	22,161	20,129	9,985	12,169
	Termination benefits	116	168	—	—	26
	Other long-term benefits	407	442	402	327	245

		21,064	22,771	20,531	10,312	12,440

29.	INVESTMENTS IN SUBSIDIARIES

		Company
		As at 31 December			As at 30 June
		2005	2004	2003	2006
		HK$’000	HK$’000	HK$’000	HK$’000

	Unlisted shares, at cost	1	1	1	1
	Loans to subsidiaries	2,421,735	2,421,735	2,421,735	2,421,735
	Amounts due to subsidiaries	(85,521)	(72,845)	(61,235)	(97,698)

		2,336,215	2,348,891	2,360,501	2,324,038

	The loans to and the amounts due to the subsidiaries are unsecured, interest-free and have no fixed terms for repayment.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

The Company has the following principal wholly-owned subsidiaries as at 31 December 2005, 31 December 2004, 31 December 2003 and 30 June 2006:

		Place of	Issued and fully
	Name	incorporation	paid up capital	Principal activities

Shares held directly:

	SUNDAY Holdings (Hong Kong)	BVI	100 ordinary shares of	Investment holding
	Corporation		US$1 each

	SUNDAY Holdings (China)	BVI	1 ordinary share of US$1	Investment holding
Corporation

	SUNDAY IP Holdings	BVI	1 ordinary share of US$1	Investment holding
Corporation

Shares held indirectly:

	Mandarin Communications	Hong Kong	100 ordinary shares of	Provision of mobile and
	Limited		HK$1 each and	other services, and
			1,254,000,000 non-	sales of mobile
			voting deferred shares	phones and
			of HK$1 each	accessories

	SUNDAY 3G Holdings	BVI	1 ordinary share of US$1	Investment holding
(Hong Kong) Corporation

	SUNDAY 3G (Hong Kong)	Hong Kong	2 ordinary shares of	Licensee of Hong Kong
	Limited		HK$1 each	3G Licence

	SUNDAY IP Limited	BVI	1 ordinary share of US$1	Holding the Group’s
intellectual property
rights and trademarks

	SUNDAY Communications	The PRC	US$1,500,000	Provision of back office
	Services (Shenzhen) Limited			support services to
	(“SUNDAY Shenzhen”)			the Group

The principal activities of the subsidiaries, except for SUNDAY Shenzhen which operates in the PRC, are undertaken in Hong Kong.

SUNDAY Shenzhen is registered as a wholly foreign-owned enterprise in the PRC and its registered capital has been fully paid up.

30.	SUBSEQUENT EVENTS

           On 25 September 2006, the Company received from PCCW, its controlling shareholder, an offer to purchase the entire issued share capital of SUNDAY Holdings. As a condition precedent to the completion of the sale of SUNDAY Holdings, the Group is required to undertake the Reorganisation pursuant to which SUNDAY Holdings would be the holding company of Mandarin, SUNDAY 3G Holdings, SUNDAY 3G, SUNDAY IP, SUNDAY China, and SUNDAY Shenzhen which represent substantially all the operating businesses and assets of the Group. The Disposal is subject to the approval of the independent shareholders of the Company pursuant to the Listing Rules. Upon the approval of such Shareholders having been obtained,

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

acceptance of the offer from PCCW by the Company in respect of the Disposal and completion of the Reorganisation and the Disposal, the Group’s remaining subsidiaries would be non-operating or dormant subsidiaries which are insignificant in value, and the Group would cease to engage in the mobile telecommunications business and withdraw its listing on the Stock Exchange. The aggregate consideration for the proposed Disposal is HK$1,943,500,000 to be settled partly in cash as to HK$401,500,000 and partly by the assignment to the Company of a promissory note in the principal amount of HK$1,542,000,000 to be issued by PCCW. The Disposal constitutes a very substantial disposal and a connected transaction under Chapters 14 and 14A of the Listing Rules and is subject to the disclosure, reporting and Independent Shareholders’ approval requirements of the Listing Rules. Upon completion of the Disposal, the Remaining Group would declare a distribution in favour of the shareholders of the entire amount of the consideration of HK$1,943,500,000 of which the promissory note in amount of HK$1,542,000,000 would be distributed to PCCW Mobile, an indirect wholly owned subsidiary of PCCW, and the amount of HK$401,500,000 in cash would be distributed to the independent shareholders of the Group.

     The combined income statement, balance sheet and cash flow statement of SUNDAY Holdings are as follows:

Combined Income Statement

	Year ended 31 December			Six months ended 30 June
	2005	2004	2003	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)
Mobile services	993,481	1,031,689	1,150,570	526,185	490,956
Sales of mobile phones and accessories	165,958	126,920	109,471	116,012	70,107

Turnover	1,159,439	1,158,609	1,260,041	642,197	561,063

Cost of inventories sold and services provided	(408,710)	(341,421)	(326,533)	(228,273)	(173,441)

	750,729	817,188	933,508	413,924	387,622
Network costs	(300,389)	(239,375)	(253,386)	(207,732)	(146,079)
Depreciation	(225,939)	(228,645)	(233,293)	(161,631)	(110,905)
Amortisation	(31,592)	(25,978)	(29,812)	(65,278)	(14,611)
Salaries and related costs	(165,591)	(145,683)	(173,024)	(70,048)	(74,342)
Rent, rates and utilities	(52,907)	(47,514)	(56,330)	(28,668)	(25,889)
Other operating costs	(117,544)	(89,413)	(88,909)	(78,345)	(61,681)

	(143,233)	40,580	98,754	(197,778)	(45,885)
Interest income	676	218	2,526	1,218	311
Finance costs	(41,819)	(26,050)	(52,314)	(70,099)	(12,430)

(Loss)/Profit attributable to shareholders
for the year/period	(184,376)	14,748	48,966	(266,659)	(58,004)

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

Combined Balance Sheet

	As at 31 December			As at 30 June
	2005	2004	2003	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Non-current assets
Fixed assets	1,385,255	1,064,947	992,745	1,546,905
Intangible assets	847,916	794,292	258,788	834,398
Deposits and prepayments — non current portion	25,964	—	—	27,728
Restricted cash deposits	822	1,130	1,699	—

	2,259,957	1,860,369	1,253,232	2,409,031
	---------------	---------------	---------------	---------------

Current assets
Restricted cash deposits	—	—	209,643	838
Inventories	24,397	13,868	11,621	35,556
Trade receivables, net	76,508	73,665	81,069	84,576
Deposits, prepayments and other receivables	287,142	107,668	82,147	201,988
Amounts due from fellow subsidiaries	9,095	6,590	6,331	12,330
Cash and cash equivalents	33,333	114,488	102,336	17,667

	430,475	316,279	493,147	352,955
	---------------	---------------	---------------	---------------

Current liabilities
Trade payables	48,584	60,227	71,600	35,766
Other payables and accrued charges	232,276	204,572	150,662	259,214
Subscriptions received in advance	72,056	68,847	87,567	77,044
Amounts due to fellow subsidiaries	7,183	—	—	103,897
Amount due to ultimate holding company	2,033	—	—	—
Current portion of obligations under finance leases	937	—	—	961
Current portion of long-term loans	—	—	296,368	—

	363,069	333,646	606,197	476,882
	---------------	---------------	---------------	---------------
Net current assets/(liabilities)	67,406	(17,367)	(113,050)	(123,927)
	---------------	---------------	---------------	---------------
Total assets less current liabilities	2,327,363	1,843,002	1,140,182	2,285,104

Capital and Reserves	519,810	716,863	713,724	247,564
	----------------	----------------	----------------	----------------

Long-term liabilities
3G Licence fee liability	582,334	532,460	—	609,223
Long-term vendor loans	—	592,740	425,000	—
Loan from fellow subsidiaries	1,203,780	—	—	1,403,780
Obligations under finance leases — long term portion	1,241	—	—	754
Asset retirement obligations	17,839	—	—	22,244
Subscriptions received in advance	2,359	939	1,458	1,539

	1,807,553	1,126,139	426,458	2,037,540
	---------------	---------------	---------------	---------------
	2,327,363	1,843,002	1,140,182	2,285,104

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

Combined Cashflow Statement

	Year ended 31 December			Six months ended 30 June
	2005	2004	2003	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(Unaudited)
Net cash inflow from operating activities	31,877	209,456	278,589	71,413	77,368
	--------------	--------------	--------------	--------------	--------------

Investing activities
Purchases of fixed assets	(512,594)	(143,387)	(73,409)	(236,710)	(161,571)
Proceeds from disposals of fixed assets	38	163	66	567	—
Decrease/(Increase) in restricted cash deposits	308	210,212	(52,721)	(16)	322
Payment of subscriber acquisition costs	(34,602)	(24,807)	(37,779)	(50,457)	(15,158)
Payment of capitalised financing costs	(740)	(4,611)	—	—	—

Net cash (outflow)/inflow from investing
activities	(547,590)	37,570	(163,843)	(286,616)	(176,407)
	--------------	--------------	--------------	--------------	--------------

Financing
Repayment of bank loans	—	(240,000)	(180,000)	—	—
Repayment of long-term vendor loans	(859,921)	(556,324)	(134,550)	—	—
Increase of long-term vendor loans	98,420	572,917	252,778	—	98,420
Increase of loans from fellow subsidiaries	1,203,780	—	—	200,000	—
Payment of financing charges	(6,855)	(11,467)	—	—	(1,232)
Capital element of finance lease payments	(866)	—	(138)	(463)	(490)

Net cash inflow/(outflow) from financing	434,558	(234,874)	(61,910)	199,537	96,698
	--------------	--------------	--------------	--------------	--------------

(Decrease)/Increase in cash and cash equivalents	(81,155)	12,152	52,836	(15,666)	(2,341)
Cash and cash equivalents at beginning of
the year/period	114,488	102,336	49,500	33,333	114,488

Cash and cash equivalents at end of
the year/period	33,333	114,488	102,336	17,667	112,147

Note:

This Financial Information presents the combined turnover, results, cashflows and net assets for the Relevant Periods of SUNDAY Holdings and the companies which will become its subsidiaries on completion of the Reorganisation, as if the Reorganisation had been completed at the beginning of the Relevant Periods and as if Mandarin, SUNDAY 3G Holdings, SUNDAY 3G, SUNDAY IP, SUNDAY China and SUNDAY Shenzhen, which represent substantially all the operating businesses and assets of the Group, has been transferred to SUNDAY Holdings as of the earliest period presented.

APPENDIX III	ACCOUNTANTS’ REPORT ON THE SUNDAY GROUP

II      SUBSEQUENT FINANCIAL STATEMENTS

         No audited financial statements have been prepared by the Company and its subsidiaries in respect of any period subsequent to 30 June 2006 and up to the date of this report. In addition, no dividend or distribution has been declared, made or paid by the Company or its subsidiaries in respect of any period subsequent to 30 June 2006 and up to the date of this report.

Yours faithfully PricewaterhouseCoopers Certified Public Accountants Hong Kong

APPENDIX IV	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

     The following is a summary of an illustrative and unaudited pro forma consolidated balance sheet, pro forma consolidated income statement and pro forma consolidated cash flow statement of the Remaining Group, which have been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the proposed disposal of substantially all the operating businesses and assets of the SUNDAY Group through the disposal of the Sale Companies, and the Proposed Distribution as if the Disposal and the Proposed Distribution had taken place on 30 June 2006 for the Pro forma consolidated balance sheet and as if the Disposal and the Proposed Distribution had taken place on 1 January 2006 for the pro forma consolidated income statement and pro forma consolidated cash flow statement. This unaudited pro forma financial information has been prepared for illustrative purposes only and because of its hypothetical nature, may not give a true picture of the financial position, results and cash flow of the Remaining Group had the Disposal and the Proposed Distribution been completed as at 30 June 2006 or 1 January 2006, where appropriate, or at any future dates.

Unaudited pro forma consolidated balance sheet as at 30 June 2006

Audited
consolidated
balance sheet of
	the SUNDAY					The
	Group as at					Remaining
	30 June 2006	Pro forma adjustments				Group
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	Note 1	Note 2	Note 3	Note 4	Note 5
Non-current assets
Fixed assets	1,546,905	(1,546,905)				—
Intangible assets	834,398	(834,398)				—
Investment in a joint
venture	—	—				—
Deposits, prepayment
and other receivables
— non-current
portion	27,728	(27,728)				—
Restricted cash
deposits	—					—

	2,409,031					—

APPENDIX IV	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

	Audited
	consolidated
	balance sheet of
	the SUNDAY					The
	Group as at					Remaining
	30 June 2006	Pro forma adjustments				Group
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	Note 1	Note 2	Note 3	Note 4	Note 5
Current assets
Restricted cash
deposits	838	(838)				—
Inventories	35,556	(35,556)				—
Trade receivables, net	84,576	(84,576)				—
Deposits, prepayments
and other receivables	201,988	(201,988)				—
Amount due from
PCCW Group	14,867	(12,330)	6,589	1,542,000	(1,542,000)	9,126
Cash and cash
equivalents	17,742	(17,667)		401,500	(401,500)	75

	355,567					9,201

Current liabilities
Trade payables	35,766	(35,766)				—
Other payables and
accrued charges	260,055	(259,214)				841
Subscriptions received
in advance	77,044	(77,044)				—
Amount due to PCCW
Group	110,486	(103,897)				6,589
Current portion of
obligations under
finance leases	961	(961)				—

	484,312					7,430

Net current
(liabilities)/assets	(128,745)					1,771

	2,280,286					1,771

APPENDIX IV	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

	Audited
	consolidated
	balance sheet of
	the SUNDAY					The
	Group as at					Remaining
	30 June 2006	Pro forma adjustments				Group
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’ 000	HK$’000
	Note 1	Note 2	Note 3	Note 4	Note 5
Capital and Reserves
Share capital and
(deficits)/reserves	242,746		6,589	1,695,936	(1,943,500)	1,771

	242,746					1,771

Long-term liabilities
3G Licence fee liability	609,223	(609,223)				—
Loan from the fellow
subsidiaries	1,403,780	(1,403,780)				—
Obligation under finance
leases — long term
portion	754	(754)				—
Asset retirement
obligations	22,244	(22,244)				—
Subscriptions received in
advance	1,539	(1,539)				—

	2,037,540					—

	2,280,286					1,771

Notes to unaudited pro forma consolidated balance sheet of the Remaining Group

1.	The balances have been extracted without adjustment from the accountants’ report of the SUNDAY Group as at 30 June 2006 as set out in Appendix III to this Circular.

2.	The adjustment relates to the assets and liabilities of the Sale Companies disposed of assuming the Disposal had taken place on 30 June 2006. For the purpose of the unaudited pro forma consolidated balance sheet, the amounts of assets and liabilities of the Sale Companies are based on the financial information of the SUNDAY Group as at 30 June 2006 as set out in Appendix III to this Circular.

APPENDIX IV	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

3.	The Sale Companies have previously made full impairment provision in respect of an inter-company balance amounting to HK$6,589,000. As part of the reorganisation pursuant to the Disposal, the Remaining Group assumed this liability due to the Sale Companies. This adjustment represents the reversal of the impairment provision on the inter-company balance made previously.

4.	The adjustment reflects the total consideration for the Disposal of HK$1,943,500,000 which is to be settled partly by cash of HK$401,500,000 and partly by the assignment to the Company of a promissory note of HK$1,542,000,000 to be issued by PCCW to the Company. An estimated gain of approximately HK$1,695,936,000 would arise, assuming that the Disposal had take place on 30 June 2006.

5.	The Company proposes to declare a special distribution in favour of the Shareholders of the entire amount of the consideration of HK$1,943,500,000 from the Disposal. Pursuant to the Proposed Distribution, the promissory note in the amount of HK$1,542,000,000 will be distributed to PCCW Mobile Holding No.2 Limited (“PCCW Mobile”), an indirect wholly owned subsidiary of PCCW and a fellow subsidiary of the SUNDAY Group, and an amount of HK$401,500,000 will be distributed to the Independent Shareholders of the Company in cash.

6.	Except for the Reorganisation, no adjustment has been made to reflect any trading result or other transaction of the SUNDAY Group or the Sale Companies entered into subsequent to 30 June 2006.

APPENDIX IV	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

Unaudited pro forma consolidated income statement for the six months ended 30 June 2006

	Audited
	consolidated
	income
	statement of			The pro forma
	the SUNDAY			Remaining
	Group	Pro forma adjustments		Group
	HK$’000	HK$’000	HK$’000	HK$’000
	Note 1	Note 2	Note 3
Mobile services	526,185	(526,185)		—
Sales of mobile phones and
accessories	116,012	(116,012)		—

Turnover	642,197			—
Cost of inventories sold and
services provided	(228,273)	228,273		—

	413,924			—
Network costs	(207,732)	207,732		—
Depreciation	(161,631)	161,631		—
Amortisation	(65,278)	65,278		—
Salaries and related costs	(70,048)	70,048		—
Rent, rates and utilities	(28,671)	28,668		(3)
Other operating costs	(82,200)	78,345		(3,855)
Gain on disposal of SUNDAY
Holdings	—	1,423,690		1,423,690

	(201,636)			1,419,832
Interest income	1,218	(1,218)		—
Finance costs	(70,099)	70,099		—

(Loss)/profit attributable to
shareholders for the period	(270,517)			1,419,832

Proposed distribution	—		(1,943,500)	(1,943,500)

Notes to the unaudited pro forma consolidated income statement of the Remaining Group

1.	The accounts have been extracted without adjustment from the accountants’ report of the SUNDAY Group for the six months ended 30 June 2006 set out in Appendix III to this Circular.

APPENDIX IV	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

2.	The adjustment reflects the results of the Sale Companies assuming that the Disposal had taken place on 1 January 2006. For the purpose of the unaudited pro forma consolidated income statement, the results of the Sale Companies are based on the financial information for the six months ended 30 June 2006 as set out in Appendix III to this Circular. There would be an estimated gain of approximately HK$1,423,690,000 assuming that the Disposal has taken place on 1 January 2006.

3.	The Company proposes to declare a special distribution in favour of the Shareholders of the entire amount of the consideration of HK$1,943,500,000 from the Disposal. Pursuant to the Proposed Distribution, the promissory note in the amount of HK$1,542,000,000 will be distributed to PCCW Mobile, an indirect wholly owned subsidiary of PCCW, and an amount of HK$401,500,000 will be distributed to the Independent Shareholders of the Company in cash.

4.	Except for the Reorganisation, no adjustment has been made to reflect any trading result or other transaction of the Group or the Sale Companies entered into subsequent to 30 June 2006.

APPENDIX IV	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

Unaudited pro forma consolidated cash flow statement for the six months ended 30 June 2006

	Audited consolidated cash flow statement of SUNDAY Group	Pro forma adjustments			The Remaining Group
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	Note 1	Note 2	Note 3	Note 4
Net cash inflow/(outflow)
from operating activities	71,412	(71,413)			(1)
	- - - - - - - - -				- - - - - - - - -
Investing activities
Purchases of fixed assets	(236,710)	236,710			—
Proceeds from disposals of fixed
assets	567	(567)			—
Increase in restricted cash deposits	(16)	16			—
Payment of acquisition of intangible
assets	(50,457)	50,457			—
Proceeds from disposals of SUNDAY
Holdings	—		401,500		401,500

Net cash (outflow)/inflow from
investing activities	(286,616)				401,500
	- - -- - - - - - - - -				- - - - - - - - -
Financing activities
Increase in loans from fellow
subsidiaries	200,000	(200,000)			—
Dividend paid	—			(401,500)	(401,500)
Capital element of finance
lease payments	(463)	463			—

Net cash inflow/(outflow) from
financing	199,537				(401,500)
	- - - - - - - - - - -				- - - - - - - - -
Decrease/Increase in cash and cash
equivalents	(15,667)	15,666	401,500	(401,500)	(1)
Cash and cash equivalents
at 1 January 2006	33,409	(33,333)			76

Cash and cash equivalents
at 30 June 2006	17,742				75

APPENDIX IV	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

Notes to the unaudited pro forma consolidated cash flow statements of the Remaining Group

1.	The amounts have been extracted without adjustment from the accountants’ report of the SUNDAY Group for the six months ended 30 June 2006 as set out in Appendix III to this Circular.

2.	The adjustment reflects the cash flows of the Disposal Group assuming that the Disposal had taken place on 1 January 2006. For the purpose of the unaudited pro forma cash flow statements, the cash flows of the Disposal Group to be disposed of are based on the financial information of SUNDAY Group for the six months ended 30 June 2006 as set out in Appendix III to this Circular.

3.	The adjustment reflects the cash consideration of HK$401,500,000 from the Disposal as if the Disposal had taken place on 1 January 2006. The remaining balance of the consideration of HK$1,542,000,000 would be settled by the issue of a promissory note, which is a non-cash item, by PCCW to the SUNDAY Group.

4.	The SUNDAY Group proposes to declare a special distribution in favour of the Shareholders of the entire amount of the consideration of HK$1,943,500,000 from the Disposal. Pursuant to the Distribution, the promissory note in the amount of HK$1,542,000,000 will be distributed to PCCW Mobile, an indirect wholly owned subsidiary of PCCW, and an amount of HK$401,500,000 will be distributed to the Independent Shareholders of the SUNDAY Group in cash.

5.	Except for the Reorganisation, no adjustment has been made to reflect any trading result or other transaction of the SUNDAY Group and the Disposal Group entered into subsequent to 30 June 2006.

APPENDIX IV	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

4. LETTER FROM THE REPORTING ACCOUNTANTS OF THE COMPANY

     The following is the text of a report received from the reporting accountants of the Company, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this Circular.

The Directors
SUNDAY Communications Limited

7 November 2006

Dear Sirs,

     We report on the unaudited pro forma financial information of SUNDAY Communications Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) set out on pages 157 to 164 under the heading of “Unaudited Pro Forma Financial Information of the Remaining Group” (the “Unaudited Pro Forma Financial Information”) in Appendix IV of the Company’s circular dated 7 November 2006, in connection with the proposed disposal of substantially all the operating business and assets of the Group through the disposal of entire issued share capital of SUNDAY Holdings (Hong Kong) Corporation to PCCW Limited, the controlling shareholder of the Company and its subsidiaries (the “Disposal”) (the “Circular”). The Unaudited Pro Forma Financial Information has been prepared by the Directors of the Company, for illustrative purposes only, to provide information about how the Disposal might have affected the relevant financial information of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages 157 to 164 of the Circular.

Respective Responsibilities of Directors of the Company and Reporting Accountants

     It is the sole responsibility of the Directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

     It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

APPENDIX IV	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

Basis of Opinion

     We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 “Accountants’ Reports on Pro Forma Financial Information in Investment Circulars” issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors of the Company.

     We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma financial information has been properly compiled by the Directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

     The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgments and assumptions of the Directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

—	the financial position of the Group as at 30 June 2006 or any future date, or

—	the results and cash flow of the Group for the six months ended 30 June 2006 or any future periods.

APPENDIX IV	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

Opinion

     In our opinion:

a)	the Unaudited Pro Forma Financial Information has been properly compiled by the Directors of the Company on the basis stated;

b)	such basis is consistent with the accounting policies of the Group; and

c)	the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Yours faithfully, PricewaterhouseCoopers Certified Public Accountants Hong Kong

APPENDIX V	ADDITIONAL FINANCIAL INFORMATION ABOUT THE SUNDAY GROUP

(A) INDEBTEDNESS

     At the close of business on 30 September 2006 (being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Circular), the SUNDAY Group had outstanding borrowings of HK$1,804,759,798, comprising unsecured loans from fellow subsidiaries of HK$1,803,280,000 and finance lease payable within 1 year of HK$973,699 and more than 1 year but not later than 5 years of HK$506,099.

     Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities and normal trade payable in the ordinary course of business, at the close of business on 30 September 2006, the SUNDAY Group did not have any outstanding indebtedness, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges, or loans or acceptance credits or hire purchase of finance lease commitments, guarantees or other material contingent liabilities.

     The Directors have confirmed that there have been no material changes in indebtedness and contingent liabilities of the SUNDAY Group since 30 September 2006

(B) MATERIAL CHANGE

     The Board is not aware of any material changes in the financial or trading position or prospects of the SUNDAY Group subsequent to 31 December 2005, the date to which the latest audited consolidated financial statements of the SUNDAY Group were made up.

(C) FINANCIAL AND TRADING PROSPECTS

     Acceptance of the Offer and completion of the Sale will not be conditional on either the Proposed Distribution being approved by the Shareholders or the Withdrawal Proposal being approved by the Independent Shareholders in accordance with the requirements of Rule 6.12 of the Listing Rules. If the Independent Shareholders at the EGM approve the acceptance of the Offer by the Company and the Sale but do not approve the Proposed Distribution and the Withdrawal Proposal, it is the Board’s intention to proceed to accept the Offer and complete the Sale; however, the Board will consider all relevant circumstances at the relevant time, including the implications of the Company becoming a “cash company” for the purposes of Rule 14.82 of the Listing Rules.

     If the Board accepts the Offer and proceeds with the Sale in the absence of the Withdrawal Proposal having been approved by the Independent Shareholders in accordance with the requirements of Rule 6.12 of the Listing Rules, the Company would become a “cash company” for the purposes of Rule 14.82 of the Listing Rules and the Shares would be suspended pending submission of an application to the Stock Exchange to lift the suspension once the Company has a business suitable for listing. Rule 14.82 provides that where for any reason (including immediately after completion of a notifiable transaction or connected transaction) the assets of a listed issuer consist wholly or substantially of cash or short-dated securities, it will not be regarded as suitable for listing and trading in its securities will be suspended. In that eventuality, although the Board considers that it would be in the best interests of the Shareholders to return the Sale proceeds to them and allow Shareholders

APPENDIX V	ADDITIONAL FINANCIAL INFORMATION ABOUT THE SUNDAY GROUP

to take their own independent decisions as to how those proceeds should be invested, the Board would have to actively consider reinvesting the Sale proceeds in a new business sector in one or more investments which would be suitable for listing on the Stock Exchange. Under Rule 14.84 of the Listing Rules, the listed issuer may apply to the Stock Exchange to lift the suspension once it has a business suitable for listing. The Stock Exchange will treat its application for lifting of the suspension as if it were an application for listing from a new applicant. The Stock Exchange reserves the right to cancel the listing if such suspension continues for more than 12 months or in any other case where it considers it necessary.

(D) WORKING CAPITAL

           The Directors are of the opinion that after taking into account the existing financing available to the SUNDAY Group and the estimated net proceeds of the Sale, the SUNDAY Group has sufficient working capital for its present requirements for the next 12 months from the date of this Circular in the absence of unforeseen material circumstances.

APPENDIX VI	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

      This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2.	DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN THE SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

     As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under Section 352 of the SFO were as follows:

Interests in the Company’s associated corporation, PCCW

		Number of
		underlying		Percentage
		shares held		of issued
	Personal	under equity		share
Name of Director/chief executive	interests	derivatives	Total	capital

Alexander Anthony Arena	760,000	15,800,200	16,560,200	0.2457%
		(Note (a) & (b))
Chan Kee Sun, Tom	44,383	325,000	369,383	0.0055%
		(Note (b))
Chan Wing Wa	455	960,000	960,455	0.0142%
		(Note (b))
Chow Ding Man	—	250,360	250,360	0.0037%
		(Note (b) & (c))
Hui Hon Hing, Susanna	—	196,000	196,000	0.0029%
		(Note (b))
Notes:

(a)	These interests represented Alexander Anthony Arena’s beneficial interest in: (i) 200 underlying shares held in the form of 20 American depositary receipts which constitute listed equity derivatives; and (ii) 15,800,000 underlying shares in respect of share options granted by PCCW to Alexander Anthony Arena as beneficial owner.

APPENDIX VI	GENERAL INFORMATION

(b)	These interests represented the interest in underlying shares of PCCW in respect of share options granted by PCCW to the relevant Director as beneficial owner.

(c)	These interests represented Chow Ding Man’s beneficial interest in: (i) 240,000 underlying shares of PCCW in respect of share options granted by PCCW to Chow Ding Man as beneficial owner; and (ii) the deemed interests in 10,360 underlying shares of PCCW in respect of the share options granted by PCCW to the spouse of Chow Ding Man as beneficial owner.

     Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests and short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under Section 352 of the SFO.

3.	INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO

     As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following persons (other than a Director or chief executive of the Company) had, or was deemed or taken to have, an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or which were required to be entered into the register required to be kept under Section 336 of the SFO or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any other member of the SUNDAY Group:

			Percentage
			of issued
Name of shareholder	Note(s)	Number of Shares	share capital

PCCW	(a) & (b)	2,372,672,256	79.35%
Huawei Tech. Investment Co., Limited	(b)	296,404,000	9.91%

Notes:

(a)	PCCW indirectly holds these interests through its indirect wholly owned subsidiary, PCCW Mobile. Alexander Anthony Arena, the chairman of the Company, is an executive director of PCCW.

(b)	All the interests disclosed represent long position in the Shares. Shareholding interests is stated as at the Latest Practicable Date, based on information notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO.

     Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any person (other than a Director or the chief executive of the Company) who, as at the Latest

APPENDIX VI	GENERAL INFORMATION

Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which were required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered into the register required to be kept under section 336 of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any other member of the SUNDAY Group.

4.	DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN ASSETS

     As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into a service contract with any member of the SUNDAY Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

     As at the Latest Practicable Date, to the best of the knowledge of the Directors, none of the Directors or proposed directors of the Company or any expert as named in this Circular had any interest, direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the SUNDAY Group, or are proposed to be acquired or disposed of by or leased to any member of the SUNDAY Group.

     As at the Latest Practicable Date, there is no contract or arrangement for which any Director is materially interested and which is significant in relation to the SUNDAY Group.

5.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

     As at the Latest Practicable Date, so far as the Directors were aware, none of the Directors and their respective associates were considered to have interests in any business which competes or may compete, either directly or indirectly, with the businesses of the SUNDAY Group or have or may have any other conflict of interest with the SUNDAY Group pursuant to the Listing Rules.

6.	LITIGATION

     None of the Company or any of its subsidiaries are engaged in any litigation or arbitration or claim of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

7.	MATERIAL CONTRACTS

     In the period commencing two years preceding 3 October 2006, being the date of the Company’s announcement in respect of the transactions detailed in this Circular up to the Latest Practicable Date, the SUNDAY Group has not entered into any material contracts which are not in the ordinary course of business carried on or intended to be carried on by any member of the SUNDAY Group.

APPENDIX VI	GENERAL INFORMATION

8.	QUALIFICATIONS AND CONSENTS OF EXPERTS

(a)	The following are the qualifications of the experts who have given their report, opinion or advice which are contained in this Circular:

Name	Qualifications

ING Bank N.V.	A registered institution under the SFO, registered for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) of the regulated activities.

PricewaterhouseCoopers	Certified public accountants.

(b)	As at the Latest Practicable Date, neither of ING Bank N.V. or PricewaterhouseCoopers had any shareholding interest in any member of the SUNDAY Group or the right to subscribe for or to nominate persons to subscribe for securities of any member of the SUNDAY Group.

(c)	Each of ING Bank N.V. and PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its report/letter and references to its name in the form and context in which they appear.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents will be available for inspection by the Shareholders at the office of Richards Butler located at 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong during normal business hours up to Tuesday, 28 November 2006:

(a)	the Offer Letter and a draft of the Sale and Purchase Agreement referred to in this Circular;

(b)	the letter from the Board, the text of which is set out on pages 9 to 26 of this Circular;

(c)	the letter from the Independent Board Committee, the text of which is set out on page 27 and 28 of this Circular;

(d)	the letter from the Independent Financial Adviser, the text of which is set out on pages 29 to 44 of this Circular;

(e)	the Existing Memorandum and Articles;

(f)	the New Memorandum and Articles;

APPENDIX VI	GENERAL INFORMATION

(g)	the audited consolidated accounts of the SUNDAY Group for each of the three financial years ended 31 December 2005, 2004 and 2003 and the published interim accounts of the SUNDAY Group for the six months ended 30 June 2006;

(h)	the written consents referred to in the paragraph headed “Qualifications and Consents of Experts” in this Appendix;

(i)	this Circular and a copy of any other circular issued by the Company pursuant to Chapter 14 and/or 14A of the Listing Rules which has been issued since 31 December 2005, being the date of the latest published audited accounts of the Company; and

(j)	the letter dated 7 November 2006 from PricewaterhouseCoopers and accountants’ report set out on pages 88 and 89 and pages 90 to 156 of this Circular and the statement of adjustments in relation thereto.

10.	PROCEDURES FOR DEMANDING A POLL

     Pursuant to Article 66 of the Existing Memorandum and Articles, at any general meeting of the Company a resolution put to the vote of a meeting shall be decided on a show of hands unless voting by way of a poll is required by the Listing Rules or (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (a) by the chairman of such meeting; or (b) by at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (c) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (d) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

     Pursuant to Rule 13.39(4) of the Listing Rules, any vote of shareholders taken at a general meeting to approve a connected transaction under Chapter 14A of the Listing Rules and any transaction which is subject to independent shareholders’ approval under the Listing Rules must be taken on a poll. The Offer and the Sale constitute a connected transaction for the Company which is subject to the approval of the Independent Shareholders. The Withdrawal Proposal is also subject to the approval of the Independent Shareholders. Accordingly, each of those resolutions must be taken on a poll under the Listing Rules. In addition, as a matter of good practice, the resolution to be proposed at the EGM to approve the Proposed Distribution will also be taken on a poll. Accordingly, the chairman of the EGM will demand that each resolution proposed at the EGM will be decided by poll. The poll procedure will be scrutinised by Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company. The poll results will be published by way of announcement.

APPENDIX VI	GENERAL INFORMATION

11.	MISCELLANEOUS

(a)	The Company Secretary is Hui Hon Hing, Susanna, who is a member of both the Hong Kong Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

(b)	The Qualified Accountant of the Company is Hui Hon Hing, Susanna, who is a member of both the Hong Kong Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

(c)	The registered office of the Company is situated at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(d)	The head office and principal place of business of the Company is situated at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

(e)	The principal share registrar and transfer office of the Company is Butterfield Fund Services (Cayman) Limited, which is situated at Butterfield House, 68 Fort Street, P.O. Box 705, George Town, Grand Cayman, Cayman Islands.

(f)	The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, which is situated at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

(g)	The custodian of the Company for ADSs is The Hongkong and Shanghai Banking Corporation Limited which is located at One Queen’s Road Central, Hong Kong.

(h)	In case of inconsistency, the English text of this Circular shall prevail over the Chinese text.

NOTICE OF EXTRAORDINARY GENERAL MEETING

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

     NOTICE IS HEREBY GIVEN that an extraordinary general meeting of SUNDAY Communications Limited (the “Company”) will be held at 3:00 p.m. on Thursday, 30 November 2006, in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, to consider and, if thought fit, approve, with or without modifications, the following resolutions of which resolution no. 1 is intended to be proposed as an ordinary resolution, and resolutions nos. 2 and 3 inclusive are intended to be proposed as special resolutions:

ORDINARY RESOLUTION

1.	THAT:

(a)	the offer letter from PCCW Limited (“PCCW”) to the Company dated 25 September 2006 as supplemented by a letter from the Company to PCCW and a letter from PCCW to the Company each dated 27 September 2006 and further letters from the Company to PCCW and from PCCW to the Company each dated 19 October 2006 (all those letters dated 25 September 2006, 27 September 2006 and 19 October 2006 being referred to herein collectively as the “Offer Letter”), a copy of each of which has been produced to this extraordinary general meeting (“EGM”) marked “A” and signed by the chairman of this EGM (the “EGM Chairman”) for the purpose of identification, and the transactions contemplated thereby including the reorganisation of the Company’s operating subsidiaries under SUNDAY Holdings (Hong Kong) Corporation (“SUNDAY Holdings”) and the sale of the entire issued share capital of SUNDAY Holdings to PCCW or any of its subsidiaries designated by it for an aggregate consideration of HK$1,943,500,000 to be settled partly in cash as to HK$401,500,000 and partly by a promissory note in the principal amount of HK$1,542,000,000 to be issued by PCCW and having the terms described in the Offer Letter, be and are hereby approved;

(b)	the agreed form of the sale and purchase agreement to be entered into between the Company, CAS Holding No. 2 Limited as purchaser and PCCW to implement the transactions contemplated by the Offer Letter (the “Sale and Purchase Agreement”) , a copy of which has been produced to this EGM marked “B” and signed by the EGM Chairman for the purpose of identification, and the transactions contemplated thereby be and are hereby approved; and

NOTICE OF EXTRAORDINARY GENERAL MEETING

(c)	the board of directors of the Company (the “Board”) be and is hereby authorised to accept the offer contained in the Offer Letter and to authorise any one or more director(s) of the Company (“Director(s)”) to execute on behalf of the Company (under hand or under seal) the Offer Letter, the Sale and Purchase Agreement and all other documents contemplated by the Offer Letter and/or the Sale and Purchase Agreement or considered by the Director(s) to be necessary or desirable to be entered into in connection with the transactions contemplated by the Offer Letter and/or the Sale and Purchase Agreement and to do all such acts and things as may be necessary or desirable to implement or give effect to the terms of the Offer Letter, the Sale and Purchase Agreement and the transactions contemplated thereby (including, without limitation, exercising or enforcing any rights thereunder) and to make and agree such variations, amendments or modifications (if any) to the terms of the Offer Letter and/or the Sale and Purchase Agreement and the transactions contemplated thereby as the Director(s) may consider to be desirable, necessary or appropriate and in the interests of the Company.

SPECIAL RESOLUTIONS

2.	THAT, subject to the passing of resolution no. 1 above and resolution no. 3 below and completion of the transactions contemplated by those resolutions and upon and subject to recommendation of the Board:

(a)	subject to all necessary governmental and regulatory consents, the continuance of the Company as a business company under the laws of the British Virgin Islands (“BVI”) and the discontinuance of the Company by way of deregistration as a company under the laws of the Cayman Islands be and are hereby approved and that the Board be and is hereby authorised to authorise any one or more Director(s) to take all actions on behalf of the Company which the Director(s) consider to be necessary or desirable, and execute and deliver any and all documents on behalf of the Company which the Director(s) consider to be necessary or desirable (including, without limitation, any documents to be delivered to the Registrar of Corporate Affairs in the BVI and/or to the Registrar of Companies in the Cayman Islands), in order to effect, or in connection with, the continuance of the Company as a business company under the laws of the BVI and the discontinuance of the Company by way of de-registration as a company under the laws of the Cayman Islands;

(b)	effective upon continuance of the Company as a business company under the laws of the BVI, the draft memorandum of association submitted to this EGM marked “C” and for the purpose of identification signed by the EGM Chairman, with or without amendment, be and is hereby approved and adopted as the memorandum of association of the Company in substitution for and to the exclusion of the existing memorandum of association of the Company;

(c)	effective upon continuance of the Company as a business company under the laws of the BVI, the draft regulations contained in the printed document submitted to this EGM marked “D” and for the purpose of identification signed by the EGM Chairman, with or without amendment, be and are hereby approved and adopted as the articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company;

NOTICE OF EXTRAORDINARY GENERAL MEETING

(d)	any Director, or any two Directors if the affixation of the common seal of the Company is necessary, be and is/are hereby authorised on behalf of the Company to do all such acts, deeds and things and to effect all necessary or desirable actions and execute and deliver any and all necessary or desirable documents (including, without limitation, any documents to be delivered to the Registrar of Corporate Affairs in the BVI and/or the Registrar of Companies in the Cayman Islands) with such modifications and/or amendments (if any) as he/she/they may consider necessary or desirable, in order to effect, implement and complete the transactions and other matters contemplated by this resolution no. 2 and/or as described in or contemplated by the circular of the Company dated 7 November 2006 (the “Circular”), a copy of which is tabled at the EGM marked “E” and initialled by the EGM Chairman for the purpose of identification, as the Director(s) may, in his/her/their absolute discretion, deem fit in the best interests of the Company;

(e)	subject to completion of the De-registration and Continuance (as defined in the Circular), a distribution of HK$0.65 per share of HK$0.10 each in the capital of the Company to those shareholders whose names appear on the register of members of the Company on the date falling three Hong Kong business days (meaning any day other than Saturday on which banks in Hong Kong are open for business to the general public) after the last day of trading in the Company’s shares on the Main Board of The Stock Exchange of Hong Kong Limited prior to the withdrawal of the listing of the Company’s shares contemplated by resolution no. 3 set out in the notice of this EGM, (or on such other date as may be determined by the Board), such distribution to be paid and satisfied by:

(i)	the distribution in specie of the promissory note in the principal amount of HK$1,542,000,000 to be issued by PCCW Limited and received by the Company on completion of the sale of SUNDAY Holdings (Hong Kong) Corporation (“SUNDAY Holdings”) contemplated by resolution no. 1 set out in the notice of this EGM, to PCCW Mobile Holding No. 2 Limited in respect of the aggregate number of 2,372,672,256 shares of HK$0.10 each of the Company held or beneficially owned by PCCW Mobile Holding No. 2 Limited; and

(ii)	the payment in cash of an amount of HK$0.65 per share in respect of each share of HK$0.10 each of the Company held by the other shareholders of the Company (being an aggregate number of 617,327,744 shares);

be and are hereby approved and such distribution may be paid from any available reserve account of the Company and/or from the Company’s share premium and/or share capital accounts and/or any other account lawfully available therefor the Director(s) be and is/are hereby authorised to do all such acts, deeds and things and to effect all actions and execute and deliver any and all documents on behalf of the Company as he/she/they may consider necessary or desirable, with such modifications and/or amendments (if any) as he/she/they may consider necessary or desirable, in order to effect, implement and complete the distribution contemplated by this resolution no. 2; and

(f)	the Board be and is hereby authorised to recommend and proceed with the transactions and matters contemplated by the foregoing provisions of this resolution no. 2.

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.	THAT, subject to the passing of resolution no. 1 set out in the notice of this EGM and completion of the transactions contemplated by that resolution, the proposed voluntary withdrawal of the listing of the Company’s shares on the Main Board of The Stock Exchange of Hong Kong Limited be and is hereby approved and any Director(s) be and is/are hereby authorised to execute such documents, make such applications and submissions and do all such acts, deeds or things on behalf of the Company which the Director(s) consider(s) to be necessary or desirable in connection with the voluntary withdrawal of the listing of the Company’s shares on the Main Board of The Stock Exchange of Hong Kong Limited, and all the documents signed by the relevant Director(s) on behalf of the Company in such connection be and are hereby approved, confirmed and ratified.

By Order of the Board SUNDAY Communications Limited Alexander Anthony Arena Chairman

Hong Kong
7 November 2006

Notes:

1.	A form of proxy for use at this extraordinary general meeting is enclosed herewith.

2.	A shareholder entitled to attend and vote at this extraordinary general meeting is entitled to appoint one or more than one proxies to attend and vote instead of him/her. A proxy need not be a shareholder.

3.	In order to be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed, or a certified copy of such power of attorney or authority, must be deposited with Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 48 hours before the time appointed for holding this extraordinary general meeting or any adjournment thereof.

4.	Completion and return of the form of proxy shall not preclude a shareholder from attending and voting in person at this extraordinary general meeting (or any adjourned meeting thereof) and, in such event, the form of proxy shall be deemed to be revoked.

5.	Where there are joint registered holders of any share in the Company, any one of such joint registered holders may vote at this extraordinary general meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint registered holders are present at this extraordinary general meeting personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint registered holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint registered holders stand on the register of members of the Company in respect of the relevant joint registered holders.

Exhibit 2

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

Extraordinary General Meeting to be held on
Thursday, 30 November 2006 (or any adjournment thereof)
Form of proxy for use at the Extraordinary General Meeting

I/We1
of	,
being the registered holder(s) of2	shares of HK$0.10 each of SUNDAY
Communications Limited (the “Company”), HEREBY APPOINT[3] the chairman of the extraordinary general meeting or any adjournment thereof (the “Meeting”), or
of
as my/our proxy to attend for me/us at the Meeting to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on Thursday, 30 November 2006 at 3:00 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the resolutions as set out in the notice convening the Meeting and at the Meeting to vote on behalf of me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated.

		FOR[4]	AGAINST[4]
ORDINARY RESOLUTION
1.	Resolution No. 1 relating to the Offer and the Sale
SPECIAL RESOLUTIONS
2.	Resolution No. 2 relating to the De-registration and Continuance; the adoption of new Memorandum and Articles of Association; and the Proposed Distribution
3.	Resolution No. 3 relating to the Withdrawal Proposal

Signature(s)[5]	Date

NOTES:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS.

2.	Please insert the number of the shares of the Company registered in your name(s) and to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all of the shares of the Company registered in your name(s).

3.	If any proxy other than the chairman of the Meeting is preferred, please strike out the words “the chairman of the extraordinary general meeting or any adjournment thereof (the “Meeting”), or” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RELEVANT RESOLUTION, TICK THE BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote or abstain at his discretion on the relevant resolution. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5.	This instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

6.	Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

7.	Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint registered holders shall be present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

8.	The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed (or a certified copy of that power or authority) must be deposited with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than forty-eight hours before the time for holding the Meeting at which the person named in such instrument proposes to vote, and otherwise the instrument of proxy shall not be treated as valid.

9.	Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the Meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

Exhibit 3

☐	t DETACH PROXY CARD HERE t

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒
Votes must be indicated (x) in Black or Blue Ink.

	ORDINARY RESOLUTION	FOR	AGAINST
1.	Resolution No. 1 relating to the Offer and the Sale	☐	☐

SPECIAL RESOLUTIONS
2.	Resolution No. 2 relating to the De-registration and Continuance; the adoption of new Memorandum and Articles of Association; and the Proposed Distribution	☐	☐

3.	Resolution No. 3 relating to the Withdrawal Proposal	☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

	Date Share Owner sign here	Co-Owner sign here

SUNDAY COMMUNICATIONS LIMITED (the “Company”)

Instructions to The Bank of New York, as Depositary (Must be received prior to 5:00 p.m. (EST) on November 22, 2006)

The undersigned registered holder of American Depositary Receipt(s) hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt(s) of the Company registered in the name of the undersigned on the books of the Depositary as of the close of business on October 26, 2006 at the Extraordinary General Meeting of the Company to be held on November 30, 2006 as specified on the reverse.

NOTES:
1.	Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To change your address, please mark this box.	☐

To include any comments, please mark this box.	☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

Exhibit 4

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability ) (Stock Code: 0866)

ANNOUNCEMENT DESPATCH OF CIRCULAR RELATING TO (1) VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION (2) VOLUNTARY WITHDRAWAL OF LISTING AND PROPOSED DISTRIBUTION

The Circular will be despatched to the Shareholders on Tuesday, 7 November 2006.

The notice of the EGM to be held on Thursday, 30 November 2006 is set out in the Circular.

Shareholders should consider carefully the recommendation of the Independent Board Committee established in respect of the Offer, the Sale and the Withdrawal Proposal and the factors, reasons and recommendation in relation to the Offer, the Sale and the Withdrawal Proposal as set out in the letter from ING, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and details contained in the Circular in respect of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal, before making a decision on the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal.

Having considered the factors and reasons as set out in the letter from ING contained in the Circular, and as of the date of the Circular, ING considers the terms of the Offer, the Sale and the Withdrawal Proposal taken as a whole are fair and reasonable as far as Independent Shareholders are concerned and advises the Independent Shareholders as well as recommends that the Independent Board Committee advises the Independent Shareholders, to vote in favour of the resolutions to approve and give effect to the Offer, the Sale and the Withdrawal Proposal at the EGM.

Shareholders and potential investors should be aware that the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal are subject to the relevant conditions set out in the October Announcement being fulfilled, and thus may or may not be completed or effected, as the case may be.

Subject to all the conditions of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal being fulfilled, as applicable, the withdrawal of listing of the Shares from the Stock Exchange is expected to become effective on Monday, 18 December 2006. Details of these conditions are set out in the Circular.

Shareholders and potential investors are advised to exercise caution when dealings in the Shares.

INTRODUCTION

Reference is made to the announcement of the Company dated 3 October 2006 (the “October Announcement”). Terms defined in the October Announcement shall have the same meaning when used in this announcement unless otherwise defined herein.

DESPATCH OF THE CIRCULAR

The circular of the Company in respect of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal (“Circular”) will be despatched to the Shareholders on Tuesday, 7 November 2006.

The Circular contains, among other things, further details about the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal, the expected timetable, information regarding the SUNDAY Group, the letter from the independent committee of the Board established by the Company to consider and opine on the Offer, the Sale and the Withdrawal Proposal (“Independent Board Committee”), the letter from ING Bank N.V. (“ING”), the independent financial adviser to the Independent Board Committee and the Independent Shareholders, the accountants’ report on the

SUNDAY Group, the unaudited pro forma financial information of the remaining members of the SUNDAY Group after completion of the Sale and a notice of the EGM.

RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE AND ING

Mr. John William Crawford, Mr. Henry Michael Pearson Miles and Mr. Robert John Richard Owen, being all the independent non-executive directors of the Company, have been appointed by the Board as members of the Independent Board Committee to advise the Independent Shareholders in relation to the Offer, the Sale and the Withdrawal Proposal. ING has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with the Offer, the Sale and the Withdrawal Proposal. The Circular contains, among other things, a letter from ING giving its advice and recommendation to the Independent Board Committee and the Independent Shareholders on the Offer, the Sale and the Withdrawal Proposal.

Shareholders should consider carefully the recommendation of the Independent Board Committee and the factors, reasons and recommendation in relation to the Offer, the Sale and the Withdrawal Proposal as set out in the letter from ING and details contained in the Circular in respect of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal before making a decision on the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal.

Having considered the factors and reasons as set out in the letter from ING contained in the Circular, and as of the date of the Circular, ING considers the terms of the Offer, the Sale and the Withdrawal Proposal taken as a whole are fair and reasonable as far as Independent Shareholders are concerned and advises the Independent Shareholders as well as recommends that the Independent Board Committee advise the Independent Shareholders, to vote in favour of the resolutions to approve and give effect to the Offer, the Sale and the Withdrawal Proposal at the EGM.

EGM

The EGM will be held at 3:00 p.m. on Thursday, 30 November 2006 in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong. Notice of the EGM is set out in the Circular. For the purpose of the EGM, dealings in the Shares are expected to be suspended from 9:30 a.m. on Thursday, 30 November 2006 until the release of the results of the EGM, which is expected to be on Friday, 1 December 2006.

A further announcement will be made by the Company in relation to, inter alia, the results of the EGM.

CLOSURE OF REGISTERS OF MEMBERS

For the purpose of determining the entitlements of the Shareholders to attend and vote at the EGM, the registers of members of the Company will be closed from Tuesday, 28 November 2006 to Thursday, 30 November 2006 (both days inclusive). During such period, no transfer of Shares will be effected. In order to qualify to vote at the EGM, all transfers accompanied by the relevant share certificates must be lodged with the Hong Kong branch share registrar of the Company, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong by not later than 4:00 p.m. on Monday, 27 November 2006.

Subject to the relevant resolutions having been passed at the EGM, the last day for dealings in the Shares on the Stock Exchange will be Tuesday, 12 December 2006. The record date of the Proposed Distribution is anticipated to be Friday, 15 December 2006. To qualify for entitlements for the Proposed Distribution, all transfers accompanied by the relevant share certificates must be lodged with Computershare Hong Kong Investor Services Limited by not later than 4:00 p.m. on Friday, 15 December 2006.

CONDITIONS OF THE OFFER, THE SALE, THE PROPOSED DISTRIBUTION AND THE WITHDRAWAL PROPOSAL

Shareholders and potential investors should be aware that the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal are subject to the relevant conditions set out in the October Announcement being fulfilled, and thus may or may not be completed or effected, as the case may be.

Subject to all the conditions of the Offer, the Sale, the Proposed Distribution and the Withdrawal Proposal being fulfilled, as applicable, the withdrawal of listing of the Shares from the Stock Exchange is expected to become effective on Monday, 18 December 2006. Details of these conditions are set out in the Circular.

Shareholders and potential investors are advised to exercise caution when dealings in the Shares.

EXPECTED TIMETABLE
Hong Kong time
(unless otherwise stated)

Latest time for receipt by the Depositary of completed Voting Instruction Cards (as defined below) from ADS Holders (as defined below) (Notes 1 and 2)	5:00 p.m. (New York time)
on Wednesday, 22 November 2006

Latest time for lodging transfers of Shares to qualify for attending and voting at the EGM (Note 2)	4:00 p.m. on Monday,
27 November 2006

Registers of members closed for determination of entitlements of Shareholders to attend and vote at the EGM	Tuesday, 28 November 2006 to
Thursday, 30 November 2006 (both days inclusive)

Latest time for lodging forms of proxy in respect of the EGM (Note 3)	3:00 p.m. on Tuesday,
28 November 2006

Suspension of dealings in the Shares	9:30 a.m. on Thursday,
30 November 2006

EGM	3:00 p.m. on Thursday,
30 November 2006

The Board conditionally declares the Proposed Distribution
and fixes the record date for the Proposed Distribution	Thursday, 30 November 2006

Announcement of the results of the EGM and the proposed
    withdrawal of the listing of the Shares on the Stock
   Exchange, conditional declaration of the Proposed
    Distribution by the Board and the record date for the
    Proposed Distribution to be published in The Standard
and Hong Kong Economic Times	Friday, 1 December 2006

Resumption of dealings in the Shares	9:30 a.m. on Friday, 1 December 2006

Completion of the Sale (Note 4)	Monday, 4 December 2006

Last day of dealings in the Shares on the Stock Exchange (Note 5)	4:00 p.m. on Tuesday, 12 December 2006

Latest time for lodging transfers of Shares to qualify for entitlements for the Proposed Distribution	4:00 p.m. on Friday, 15 December 2006

Record date for the Proposed Distribution (Notes 5 and 6)	4:00 p.m. on Friday, 15 December 2006

Withdrawal of listing of the Shares on the Stock Exchange effective	9:30 a.m. on Monday, 18 December 2006

Announcement of the withdrawal of the listing of the Shares on the Stock Exchange to be published in The Standard and Hong Kong Economic Times	Monday, 18 December 2006

Effective date on which the Company is de-registered in the Cayman Islands and continued as a British Virgin Islands business company in the British Virgin Islands	Wednesday, 20 December 2006

Cheques for cash payments and payments through the Central Clearing and Settlement System pursuant to the Proposed Distribution to be despatched to the Independent Shareholders on or before (Note 5)	Friday, 29 December 2006

Notes:

1.	Voting instruction cards in respect of ADSs (“Voting Instruction Cards”) to be used by holders of ADSs (“ADS Holders”) should be returned to the Depositary in accordance with the instructions on the Voting Instruction Card as soon as possible and in any event no later than 5:00 p.m. (New York time) on Wednesday, 22 November 2006. If an ADS Holder does not return the Voting Instruction Card by this time, the Shares underlying his or her ADSs will not be voted at the EGM.

2.	ADS Holders who wish to surrender their ADSs, withdraw the underlying Shares and become registered holders of the Shares should contact the Depositary at (001) (212) 815 2783.

3.	The form of proxy should be lodged, by hand or by post, with Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and in any event no later than the time and date stated above. In order to be valid, the form of proxy for the EGM must be lodged no later than the time and date stated above. Completion and return of the form of proxy for the EGM will not preclude a Shareholder from attending the EGM and voting in person. In such event, the returned form of proxy will be deemed to have been revoked.

4.	Assuming the requisite approval is obtained at the EGM, it is the Board’s intention to proceed to accept the Offer immediately following the EGM. The Company, PCCW and CAS Holding No. 2 Limited (a wholly owned subsidiary of PCCW and the purchaser of the Sale Shares), would then enter into a formal sale and purchase agreement as soon as practicable and proceed to completion of the Sale.

5.	There are three business days between (i) the last day of dealings in the Shares on the Stock Exchange and (ii) the record date for the Proposed Distribution, in order to allow sufficient time for clearing and settlement of dealings in the Shares on the last day of trading to enable purchasers of the Shares on the last day of trading to qualify for the Proposed Distribution.

6.	The Proposed Distribution will not be made if, inter alia, the Sale is not completed or if the listing of the Shares on the Stock Exchange is not withdrawn or the de-registration of the Company in the Cayman Islands and the continuation of the Company as a British Virgin Islands business company in the British Virgin Islands is not completed.

7.	All references in this announcement to times and dates are references to Hong Kong times and dates, other than references to the latest time for receipt by the Depositary of completed Voting Instruction Cards from ADS Holders, which is New York time. New York time is 12 hours behind Hong Kong time.

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any such change.

US AND OTHER OVERSEAS SHAREHOLDERS OF THE COMPANY

The making of the Proposed Distribution and any payments due to Shareholders arising from the winding up of the Company to persons not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable legal and regulatory requirements. It is the responsibility of any overseas Independent Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, and the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

ADS Holders cannot vote at the EGM directly but may instruct the Depositary to vote pursuant to the terms of the Deposit Agreement. Persons holding ADSs indirectly must rely on the procedures of the bank, broker or financial institution in which such ADSs are held. A Voting Instruction Card must be completed, signed and returned to the Depositary so that the Depositary receives it no later than 5:00 p.m. (New York time) on Wednesday, 22 November 2006. If an ADS Holder does not return the Voting Instruction Card by this time, the Shares underlying his or her ADSs will not be voted at the EGM. ADS Holders may also elect to become holders of Shares by surrendering their ADSs and withdrawing the Shares represented by ADSs. In order to surrender their ADSs and withdraw the underlying Shares, ADS Holders should contact the Depositary at (001) (212) 815 2783.

Around the time of and subject to the Withdrawal Proposal becoming effective, the Company will take the appropriate measures to withdraw the ADSs from quotation on the NASDAQ Global Market in the US.

NOTICE TO US HOLDERS

The Offer, Sale, Proposed Distribution and Withdrawal Proposal are subject to shareholders’ approval and disclosure requirements of Hong Kong that are different from those of the US. It may be difficult for ADS Holders to enforce their rights and any claim ADS Holders may have arising under the federal securities laws, since the Company is located in Hong Kong and some or all of its officers and directors may be residents of Hong Kong or other foreign countries. ADS Holders may not be able to sue the Company or its officers or directors in Hong Kong or another foreign court for violations of the US securities laws. It may be difficult to compel the Company or its affiliates to subject themselves to a US court’s judgment.

By Order of the Board SUNDAY Communications Limited Alexander Anthony Arena Chairman

Hong Kong, 6 November 2006

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

Exhibit 5

SUNDAY Communications Limited (Incorporated in the Cayman Islands with limited liability) (Stock Code: 0866)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of SUNDAY Communications Limited (the “Company”) will be held at 3:00 p.m. on Thursday, 30 November 2006, in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong, to consider and, if thought fit, approve, with or without modifications, the following resolutions of which resolution no. 1 is intended to be proposed as an ordinary resolution, and resolutions nos. 2 and 3 inclusive are intended to be proposed as special resolutions:

ORDINARY RESOLUTION

1.	THAT:

	(a)	the offer letter from PCCW Limited (“PCCW”) to the Company dated 25 September 2006 as supplemented by a letter from the Company to PCCW and a letter from PCCW to the Company each dated 27 September 2006 and further letters from the Company to PCCW and from PCCW to the Company each dated 19 October 2006 (all those letters dated 25 September 2006, 27 September 2006 and 19 October 2006 being referred to herein collectively as the “Offer Letter”), a copy of each of which has been produced to this extraordinary general meeting (“EGM”) marked “A” and signed by the chairman of this EGM (the “EGM Chairman”) for the purpose of identification, and the transactions contemplated thereby including the reorganisation of the Company's operating subsidiaries under SUNDAY Holdings (Hong Kong) Corporation (“SUNDAY Holdings”) and the sale of the entire issued share capital of SUNDAY Holdings to PCCW or any of its subsidiaries designated by it for an aggregate consideration of HK$1,943,500,000 to be settled partly in cash as to HK$401,500,000 and partly by a promissory note in the principal amount of HK$1,542,000,000 to be issued by PCCW and having the terms described in the Offer Letter, be and are hereby approved;

	(b)	the agreed form of the sale and purchase agreement to be entered into between the Company, CAS Holding No. 2 Limited as purchaser and PCCW to implement the transactions contemplated by the Offer Letter (the “Sale and Purchase Agreement”) , a copy of which has been produced to this EGM marked “B” and signed by the EGM Chairman for the purpose of identification, and the transactions contemplated thereby be and are hereby approved; and

	(c)	the board of directors of the Company (the “Board”) be and is hereby authorised to accept the offer contained in the Offer Letter and to authorise any one or more director(s) of the Company (“Director(s)”) to execute on behalf of the Company (under hand or under seal) the Offer Letter, the Sale and Purchase Agreement and all other documents contemplated by the Offer Letter and/or the Sale and Purchase Agreement or considered by the Director(s) to be necessary or desirable to be entered into in connection with the transactions contemplated by the Offer Letter and/or the Sale and Purchase Agreement and to do all such acts and things as may be necessary or desirable to implement or give effect to the terms of the Offer Letter, the Sale and Purchase Agreement and the transactions contemplated thereby (including, without limitation, exercising or enforcing any rights thereunder) and to make and agree such variations, amendments or modifications (if any) to the terms of the Offer Letter and/or the Sale and Purchase Agreement and the transactions contemplated thereby as the Director(s) may consider to be desirable, necessary or appropriate and in the interests of the Company.

SPECIAL RESOLUTIONS

2.	THAT, subject to the passing of resolution no. 1 above and resolution no. 3 below and completion of the transactions contemplated by those resolutions and upon and subject to recommendation of the Board:

	(a)	subject to all necessary governmental and regulatory consents, the continuance of the Company as a business company under the laws of the British Virgin Islands (“BVI”) and the discontinuance of the

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Company by way of deregistration as a company under the laws of the Cayman Islands be and are hereby approved and that the Board be and is hereby authorised to authorise any one or more Director(s) to take all actions on behalf of the Company which the Director(s) consider to be necessary or desirable, and execute and deliver any and all documents on behalf of the Company which the Director(s) consider to be necessary or desirable (including, without limitation, any documents to be delivered to the Registrar of Corporate Affairs in the BVI and/or to the Registrar of Companies in the Cayman Islands), in order to effect, or in connection with, the continuance of the Company as a business company under the laws of the BVI and the discontinuance of the Company by way of de-registration as a company under the laws of the Cayman Islands;

(b)	effective upon continuance of the Company as a business company under the laws of the BVI, the draft memorandum of association submitted to this EGM marked “C” and for the purpose of identification signed by the EGM Chairman, with or without amendment, be and is hereby approved and adopted as the memorandum of association of the Company in substitution for and to the exclusion of the existing memorandum of association of the Company;

(c)	effective upon continuance of the Company as a business company under the laws of the BVI, the draft regulations contained in the printed document submitted to this EGM marked “D” and for the purpose of identification signed by the EGM Chairman, with or without amendment, be and are hereby approved and adopted as the articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company;

(d)	any Director, or any two Directors if the affixation of the common seal of the Company is necessary, be and is/are hereby authorised on behalf of the Company to do all such acts, deeds and things and to effect all necessary or desirable actions and execute and deliver any and all necessary or desirable documents (including, without limitation, any documents to be delivered to the Registrar of Corporate Affairs in the BVI and/or the Registrar of Companies in the Cayman Islands) with such modifications and/or amendments (if any) as he/she/they may consider necessary or desirable, in order to effect, implement and complete the transactions and other matters contemplated by this resolution no. 2 and/or as described in or contemplated by the circular of the Company dated 7 November 2006 (the “Circular”), a copy of which is tabled at the EGM marked “E” and initialled by the EGM Chairman for the purpose of identification, as the Director(s) may, in his/her/their absolute discretion, deem fit in the best interests of the Company;

(e)	subject to completion of the De-registration and Continuance (as defined in the Circular), a distribution of HK$0.65 per share of HK$0.10 each in the capital of the Company to those shareholders whose names appear on the register of members of the Company on the date falling three Hong Kong business days (meaning any day other than Saturday on which banks in Hong Kong are open for business to the general public) after the last day of trading in the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited prior to the withdrawal of the listing of the Company's shares contemplated by resolution no. 3 set out in the notice of this EGM, (or on such other date as may be determined by the Board), such distribution to be paid and satisfied by:

(i) the distribution in specie of the promissory note in the principal amount of HK$1,542,000,000 to be issued by PCCW Limited and received by the Company on completion of the sale of SUNDAY Holdings (Hong Kong) Corporation (“SUNDAY Holdings”) contemplated by resolution no. 1 set out in the notice of this EGM, to PCCW Mobile Holding No. 2 Limited in respect of the aggregate number of 2,372,672,256 shares of HK$0.10 each of the Company held or beneficially owned by PCCW Mobile Holding No. 2 Limited; and

(ii) the payment in cash of an amount of HK$0.65 per share in respect of each share of HK$0.10 each of the Company held by the other shareholders of the Company (being an aggregate number of 617,327,744 shares);

be and are hereby approved and such distribution may be paid from any available reserve account of the Company and/or from the Company's share premium and/or share capital accounts and/or any other account lawfully available therefor the Director(s) be and is/are hereby authorised to do all such acts, deeds and things and to effect all actions and execute and deliver any and all documents on behalf of the Company as he/she/they may consider necessary or desirable, with such modifications and/or amendments (if any) as he/she/they may consider necessary or desirable, in order to effect, implement and complete the distribution contemplated by this resolution no. 2; and

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	(f)	the Board be and is hereby authorised to recommend and proceed with the transactions and matters contemplated by the foregoing provisions of this resolution no. 2.

3.	THAT, subject to the passing of resolution no. 1 set out in the notice of this EGM and completion of the transactions contemplated by that resolution, the proposed voluntary withdrawal of the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited be and is hereby approved and any Director(s) be and is/are hereby authorised to execute such documents, make such applications and submissions and do all such acts, deeds or things on behalf of the Company which the Director(s) consider(s) to be necessary or desirable in connection with the voluntary withdrawal of the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited, and all the documents signed by the relevant Director(s) on behalf of the Company in such connection be and are hereby approved, confirmed and ratified.

By Order of the Board SUNDAY Communications Limited Alexander Anthony Arena Chairman

Hong Kong
7 November 2006

Notes:

1.	A shareholder entitled to attend and vote at this extraordinary general meeting is entitled to appoint one or more than one proxies to attend and vote instead of him/her. A proxy need not be a shareholder.

2.	In order to be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed, or a certified copy of such power of attorney or authority, must be deposited with Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 48 hours before the time appointed for holding this extraordinary general meeting or any adjournment thereof.

3.	Completion and return of the form of proxy shall not preclude a shareholder from attending and voting in person at this extraordinary general meeting (or any adjourned meeting thereof) and, in such event, the form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any share in the Company, any one of such joint registered holders may vote at this extraordinary general meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint registered holders are present at this extraordinary general meeting personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint registered holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint registered holders stand on the register of members of the Company in respect of the relevant joint registered holders.

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman);
Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

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